1934 ACT FILE NO. 001-14714

04027869

R/E
4/1/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant's name into English)

40 Fushan Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F........................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 26, 2004

By ______________________
Chen Guangshui, Secretary

兖州煤业股份有限公司
Yanzhou Coal Mining Company Limited

Annual Report 2003



Contents

Company Profile

Yanzhou Coal Mining Company Limited (the "Company") is located in Shandong province, China. The Company is principally engaged in underground coal mining, preparation and processing, and sale and railway transportation of coal.

In 2003, the Company produced 43.28 million tonnes of raw coal, making it the largest coal producer in Eastern China; sold 39.41 million tonnes of saleable coal with an export sale volume of 13.63 million tonnes, making it one of the largest coal exporters in China; and realized a net profit of RMB1,386.7 million, making it one of the most profitable coal producers in China.


北京
Beijing
韩国
South Korea
日本
Japan
南美洲
South America
江苏
Jiangsu
上海
Shanghai
浙江
Zhejiang
福建
Fujian
台湾
Taiwan
广东
Guangdong

Sales network



Long-wall Top Caving Technology *Coal Transportation Trains* *Jining Sihe Coal Port*

- Successfully listed in New York, Hong Kong and Shanghai stock market in 1998.
- Successfully issued 100 million new A shares and 170 million new H shares in 2001.
- Acquired Jining II coal mine, Jining III coal mine and railway assets specifically used for the transportation of coal (the "Railway Assets") in 1998, 2001 and 2002, respectively.
- Invested and constructed the first phase of Jining Sihe Coal Port in 2003.
- Raw coal production of Jining II coal mine and Jining III coal mine accounted for 37.3% of total raw coal production of the Company in 2003; the Railway Assets, if calculated as a separate segment of the business, contributed a net income of RMB135.0 million to the Company in 2003.

Products

The Company's products are prime quality and low-sulphur coal, which is suitable for large-scale power plant as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection (PCI).

Customers

The customers of the Company are mainly located in countries or regions in East Asia such as Japan, Korea, Eastern China, South China and Taiwan.

Prize

- the 2003 Quality Management in China Award;
- No. 7 of the China's Best Corporate Governance as rated by Capital Magazine in Hong Kong in 2003;
- No. 12 of the 2002 Top 50 Listed Companies in China as rated by Listed Companies in 2003.

2003

Financial Highlights

(prepared in accordance with International Financial Reporting Standards ("IFRS"))

The financial highlights are prepared based on the financial information set out in the audited consolidated statement of income, consolidated balance sheet, and consolidated statement of cash flows in 2003, 2002 and 2001, respectively, and audited statement of income, balance sheet, and statement of cash flows in 2000, and 1999, respectively.

OPERATING RESULTS

	Year ended 31st December				
	2003	2002	2001	2000	1999
	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)
Net Sales					
Net Sales of Coal	**6,794,335**	6,213,901	4,876,010	3,599,737	3,362,401
Including:					
Domestic	**4,337,089**	3,413,955	2,599,812	2,090,758	2,302,562
Export	**2,457,246**	2,799,946	2,276,198	1,508,979	1,059,839
Net Income of Railway Transportation Service	**154,585**	142,471	–	–	–
Total Net Sales[1]	**6,948,920**	6,356,372	4,876,010	3,599,737	3,362,401
Gross Profit	**3,193,897**	2,993,471	2,063,427	1,616,217	1,748,569
Operating Income	**2,034,884**	1,866,141	1,421,692	1,040,664	1,170,863
Interest Expenses	**(59,966)**	(117,929)	(61,519)	(5,012)	(10,450)
Income Before Income Taxes	**1,974,918**	1,748,212	1,360,173	1,035,652	1,160,413
Net Income	**1,386,686**	1,221,999	970,945	748,360	825,120
Earnings per Share	**RMB0.48**	RMB0.43	RMB0.35	RMB0.29	RMB0.32
Dividend per Share[2]	**RMB0.164**	RMB0.104	RMB0.100	RMB0.082	RMB0.089

Notes (1): Total Net Sales in 2002 and 2003 include net sales of coal and net income of railway transportation service.

(2): Dividend per share of year 2003 represents dividend proposed.

ASSETS AND LIABILITIES

	Year ended 31st December				
	2003	2002	2001	2000	1999
	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)
Net Current Assets	**2,045,252**	2,157,429	1,166,187	1,270,728	745,806
Land Use Right and Net Book Value of Property, Plant and Equipment	**9,221,285**	8,895,147	7,851,775	5,500,522	5,516,022
Total Assets	**13,909,804**	12,924,045	11,182,591	8,103,684	7,599,362
Total Borrowings	**650,859**	1,261,341	72,456	–	–
Shareholders' Equity	**11,083,239**	9,995,033	9,060,034	6,869,625	6,352,665
Net Asset Value per Share	**RMB3.86**	RMB3.48	RMB3.16	RMB2.64	RMB2.44
Return on Net Assets (%)	**12.51**	12.23	10.72	10.89	12.99

SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31st December				
	2003	2002	2001	2000	1999
	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)	(RMB'000)
Net Cash from Operating Activities	**2,701,236**	2,239,712	1,610,239	1,023,152	957,940
Net Increase in Cash and Cash Equivalent	**479,599**	419,367	280,052	327,067	227,021
Net Cash Flow per Share from Operating Activities	**RMB0.94**	RMB0.78	RMB0.56	RMB0.39	RMB0.37

Chairman's Statement


The Company's operating results steadily grew as coal production and sales volume increased in 2003.
Mo Liqi
Chairman

Dear Shareholders:

It is my pleasure to report that the Company has steadily increased its performance results in 2003. Net income for the year ended 31st December, 2003 was RMB1,386.7 million, representing a 13.5% increase over that of 2002.

To reward the shareholders of the Company (the "Shareholders") for their long-term support to the Company, the board of Directors proposes to declare a special cash dividend to the Shareholders for the year 2003 in addition to the dividend payable in accordance with the Company's consistent dividend policy. The 2003 cash dividends payable in accordance with the Company's consistent dividend policy are RMB327.2 million (before tax) or RMB0.114 per share (before tax); and the 2003 special cash dividends payable are RMB143.5 million (before tax) or RMB0.05 per share (before tax). The above dividends totally amounted to RMB470.7 million (before tax) or RMB0.164 per share (before tax). The proposed dividends payment will be presented to the Shareholders for approval at the Company's annual general meeting for 2003, and will be paid to all Shareholders within two months after the forthcoming annual general meeting.

MAJOR ACHIEVEMENTS IN 2003

In 2003, the production and sale of coal flourished in domestic and overseas coal markets, basically achieving an equilibrium in demand and supply, while in certain regions, supply still fell short of demand. Coal price remained stable in its upward movement.

In 2003, the Company secured the domestic and overseas markets, successfully implemented operating strategies such as increasing production and sale of coal, upgrading product quality, optimizing product structures, improving marketing system and tightening cost control, and achieved stable growth in operating results.

In 2003, the Company produced 43.28 million tonnes of raw coal, representing a 12.6% increase over that of 2002; 39.41 million tonnes of saleable coal were sold, representing a 12.4% increase over that of 2002, among which sales of coal in domestic market were 25.78 million tonnes, representing an increase of 25.2% over that of 2002; export sales were 13.63 million tonnes, representing a decrease of 5.8% over that of 2002. The Company realised net sales of RMB6,948.9 million, representing a 9.3% increase over that of 2002. The unit cost of coal sales was RMB93.57, representing a decrease of 0.9% over that of 2002. The Company realised net income of RMB1,386.7 million, representing a 13.5% increase over that of 2002.

In 2003, the Company increased its profit level by the implementation of the operating strategies of improving the Long-wall Top Coal Caving mining techniques and the auxiliary facilities, resulting in the further increase of productivity and efficiency. The Company reached its target of producing 40 million tonnes of raw coal two years ahead of schedule, among which the production volume of Jining III coal mine reached 10.08 million tonnes annually, representing a 25.5% increase over that of 2002. The consolidated net prices of coal products increased as a result of optimizing the product mix, transportation structure, user mix and seaport transportation structure etc. The impurity ratio of clean coal decreased to 1.23kg/10,000 tonnes due to improved quality management in areas such as coal production, preparation and transportation. Product quality and reputation in the market were further boosted. The unit cost of coal sales decreased as compared with that of 2002 as a result of the improved management and tightened cost control. By allocating more resources to improve production safety facilities, the Company's production safety level has ranked top among its counterparts in the international market.

In 2003, the Company completed the construction of the first phase of Jining Sihe Coal Port; acquired Zoucheng Nanmei Shipping Co., Ltd. and consolidated and expanded the coal markets along the Jinghang Grand Canal and the Yangtze River, improving the Company's marketing system.




荣誉证书
2003年全国质量管理奖
2003 CHINA QUALITY MANAGEMENT AWARD

Since the listing of the Company, the Company successfully made three strategic acquisitions, namely the acquisitions of Jining II coal mine, Jining III coal mine and the Railway Assets. In 2003, the two coal mines it acquired produced 16.13 million tonnes of raw coal or 37.3% of the Company's raw coal output; whereas the transportation volume of the Railway Assets was 28.26 million tonnes. The Railway Assets, if calculated as a separate segment of the business, contributed a net income of RMB135 million to the Company in 2003. The three assets acquisitions enlarged the scale of the Company's principal operations, increased its profit level and boosted its capability to integrate and acquire quality assets, fulfilling the promises made to the Shareholders by the management of the Company.

The Company's board of Directors is satisfied with the successful implementation of operating strategies, expansion of the business scale and an increase in profit in 2003. We are optimistic on our future performance.

The Railway Assets acquired at the beginning of 2002 contributed net income of RMB135.0 million to the Company.

Chairman's Statement (Cont'd)

OUTLOOK FOR 2004

In 2004, the demand for coal in domestic and overseas markets will further increase and coal price is expected to rise significantly.

The demand and supply of coal in the domestic coal market will maintain in equilibrium. The supply of steam coal in certain regions and coking coal all over the country will fall short of demand and coal price is expected to rise. The Chinese government estimated the economic growth to stay at 7% or higher in 2004. The rapid development of certain infrastructure industries such as electric power, metallurgical, construction and chemical industries will further increase demand for coal. Such increased demand is expected to exceed 160 million tonnes for the whole year. The Chinese government encourages the development of large coal corporations. In order to raise the safety of coal mines and improve the operation of the coal industry, the country will continue to regulate and close sub-standard coal mines.

The strong demand for coal in the international market will lead to a surge in coal price. Oil price is moving upward as a result of economic recovery across the world, especially in the U.S.A. and Japan. The increase in coal consumption in electric power generation in Japan will stimulate demand for steam coal. The rapid development of the international iron and steel industry will further exert pressure on the supply of coking coal, which in turn will boost demand for semi-soft coking coal. In 2004, due to the impact from the decrease in Chinese coal exports and an increase in demand for coal in the international market, the supply in the Asian coal market will fall short of demand. The strong Australian dollars, the ever increasing sea freight and the decrease in Chinese coal exports will push up coal price in the Asian market, the Company's competitiveness in the northeast Asian coal market will be further strengthened. On 15th April 2004, the spot price of the Australian BJ steam coal was USD54.85/tonne, representing an increase of 131%.

From 1st January 2004, the Chinese government implemented a new coal export tax refund policy under which the tax refund for the Company's exported coal products will be adjusted from 13% to 11%. This will pose a negative impact on the Company's profit from coal export. From 1st July 2004, the Chinese government will implement the "Administrative Measures for Coal Export Quota". As the Company's coal products enjoy good reputation in the international market and its export volume accounts for a relatively larger proportion in the Chinese gross coal export, such policy will have little impact on the coal export of the Company in 2004.

In 2004, the Company has so far signed domestic sale contracts, letters of intent and export plans of 41.42 million tonnes, which is 5.1% higher than the actual sales volume in 2003, of which 11.92 million tonnes are for domestic sale contracts, 17.50 million tonnes are for domestic letters of intent and 12 million tonnes are for export plans.

The export and domestic sale prices of coal of the Company are predicted to rise substantially in 2004. The consolidated average coal price of signed domestic sale contracts so far this year increased by 9.9% over that of 2003. At present, the Company is still negotiating its export coal contracts. With regard to the spot price trend in the international market and the export coal contracts for 2004 signed between the Australian coal producers and the northeast Asian customers, the export coal contract prices of the Company are predicted to rise substantially in 2004. Coal prices of signed domestic letters of intent and export plans will fluctuate in response to market changes.

OPERATING STRATEGIES

The Company will continue to increase its profitability and Shareholders' return through organic growth and outward expansion of the Company. The operating strategies of the Company for 2004 will be focused on two aspects: i) investing in and acquiring high quality coal mine assets, promoting deep processing of coal and expanding its operating scale; and ii) improving its operational management and boosting the profitability of its existing coal mines.

i) Acquiring high quality coal mines, promoting deep processing of coal and expanding the operating scale of the Company. The Company already possesses basic advantages to speed up its own development: the lead in Long-wall Top Coal Caving mining techniques in the international market, good reputation in domestic and overseas markets, sophisticated coal mine management and experience in coal mine investment. The Company's standard of investments and acquisitions of coal mines includes abundant coal reserve being suitable for Long-wall Top Coal Caving mining techniques; prime quality coking coal, steam coal or coal which is suitable for deep processing; and the investment return not being lower than the existing level of its coal mines.

   The deep processing of coal which the Company intends to promote will be coking and coal chemicals. More sophisticated techniques and greater market potential are already available for deep processed coal products which can generate higher added value and better investment income than that of coal products. The Company has been engaged in technological research and development and market research for years and processes the requirements to promote deep processing of coal. Our development in deep processing of coal will be on a gradual basis to extend the coal mine industry chain and foster new economic growth for the Company.

ii) Improving operational management and boosting profitability of the existing coal mines. The Company aims to boost its operating results by stabilizing its existing coal output and sales volume, improving operating strategies, increasing sales prices and tightening cost control.

   Firstly, stabilizing the existing coal output and sales volume. The existing coal output is to be stabilized by enhancing the Long-wall Top Coal Caving mining techniques and auxiliary facilities and improving roof support system with 2 rows of pillars used in mining technology for medium and thick coal seams. The Company will build up a reasonable coal sales network in the light of trends in domestic and overseas markets as well as in different regions in the PRC.

   Secondly, implementing the "Four Optimizations" for sale of coal to increase net product prices. The Company will utilize its more powerful coal washing capacity to continue improving the quality of its coal products. It will also implement the "Four Optimizations" for sale of coal such as optimizing the product mix and user mix to increase product sale prices; and optimizing the transportation structures and port flow structures to reduce sale cost and increase net product prices.

   Thirdly, improving management and cost control. Cost of sale of the Company will be subject to rise in 2004. The Company will take the following measures to minimize the impact of increased expenditures: fully utilizing ERP management system, improving the financial control system and the overall budgeting management system; improving material purchase management, reducing intermediary purchases and material reserve by regulating bidding and purchase; reducing the cost of raw materials and equipment; continuing the improvements on roof support system and auxiliary transportation and enlarging bolting net utility and reducing the consumption of materials.

Chairman's Statement (Cont'd)

By implementing the above measures, the Company will strive to achieve the following objectives in 2004: sales volume to exceed 40 million tonnes and, endeavour to contain the increasing cost resulting from objective circumstances and to maintain the unit cost of production at the 2003 level.

Finally, I would like to express my sincere gratitude to the management and staff of the Company for their hard work as well as to all our Shareholders for their support. Through the hard work of the management, I am confident that the Company will achieve good operating results and enjoy stronger competitive advantage and will strive to make improvements in areas such as foreign investments and coal mine acquisitions in the coming year.

On behalf of the Board
Mo Liqi
Chairman

Zoucheng, PRC,
16th April, 2004

Review of Operations



The following discussion is based on the Company's audited results of 2003 and 2002, which were prepared in accordance with International Financial Report Standards ("IFRS").

OVERVIEW

In 2003, the Company produced 43.28 million tonnes of raw coal, sold 39.41 million tonnes of coal and the railway transportation of coal achieved 28.26 million tonnes. In 2003, net sales of the Company was RMB6,948.9 million, among which net sales of coal was RMB6,794.3 million and net income of railway transportation service was RMB154.6 million, and the net income of the Company was RMB1,386.7 million.

Yang Deyu
Vice Chairman, General Manager

Raw coal production
(10 thousands tonnes)


5,000
4,000
3,000
2,000
1,000
0
2,746
3,402
3,843
4,328
2000
2001
2002
2003

Sales volume of saleable coal
(10 thousand tonnes)


4,500
3,600
2,700
1,800
900
0
2,652
1,008
3,104
1,267
3,505
1,447
3,941
1,363
2000
2001
2002
2003
sales volume of saleable coal
export

Net sales of coal ***(RMB million)***


8,000
6,000
4,000
2,000
0
3,600
4,876
6,356
6,949
2000
2001
2002
2003

Net income ***(RMB million)***


1,600
1,200
800
400
0
748
971
1,222
1,387
2000
2001
2002
2003

Review of Operations (Cont'd)

COAL PRODUCTION

The Company continuously carried out measures to increase coal production in 2003, resulting in steady increase in coal output. The Company's raw coal production increased by 4.85 million tonnes, or 12.6%, to 43.28 million tonnes in 2003 as compared with that of 2002. The increase in coal output was mainly contributed by: (1) the increase of raw coal output of Jining III coal mine by 2.05 million, or 25.2%; and (2) the increase raw coal output of the other five coal mines by 2.80 million tonnes, or 9.2%. The output of salable coal was 39.89 million tonnes, increased by 4.07 million tonnes, or 11.4%, as compared with that of 2002.

PRODUCT PRICES AND SALES

The following table sets out the Company's net sales by product category for the years ended 31st December, 2003 and 2002:

	Year ended 31st December					
		2003			2002	
	Sales Volume ('000 Tonnes)	**Net Sales of Coal (RMB'000)**	**% of Total Net Sales of Coal**	Sales Volume ('000 Tonnes)	Net Sales of Coal (RMB'000)	% of Total Net Sales of Coal
Clean coal						
No. 1	**513.8**	**128,216**	**1.9**	422.5	100,131	1.6
No. 2	**6,729.2**	**1,287,636**	**18.9**	6,086.4	1,245,883	20.0
Domestic	**636.5**	**151,823**	**2.2**	222.8	51,697	0.8
Export	**6,092.7**	**1,135,813**	**16.7**	5,863.6	1,194,186	19.2
No. 3	**11,952.7**	**2,126,320**	**31.3**	12,369.0	2,300,063	37.1
Domestic	**4,858.3**	**899,710**	**13.2**	3,766.3	694,303	11.2
Export	**7,094.4**	**1,226,610**	**18.1**	8,602.7	1,605,760	25.9
Lump coal	**583.4**	**130,257**	**1.9**	–	–	–
Domestic	**138.8**	**35,434**	**0.5**	–	–	–
Export	**444.6**	**94,823**	**1.4**	–	–	–
Subtotal for clean coal	**19,779.1**	**3,672,429**	**54.0**	18,877.9	3,646,077	58.7
Domestic	**6,147.4**	**1,215,183**	**17.8**	4,411.6	846,131	13.6
Export	**13,631.7**	**2,457,246**	**36.2**	14,466.3	2,799,946	45.1
Screened raw coal	**13,937.5**	**2,499,436**	**36.8**	12,628.6	2,213,372	35.6
Mixed coal and others	**5,690.9**	**622,470**	**9.2**	3,541.5	354,452	5.7
Total	**39,407.5**	**6,794,335**	**100.0**	35,048.0	6,213,901	100.0
Including: Domestic	**25,775.8**	**4,337,089**	**63.8**	20,581.7	3,413,955	54.9

The Company carried out measures to enlarge sales and stabilize export volume in 2003. The Company sold 39.41 million tonnes of coal in 2003, representing an increase of 4.36 million tonnes, or 12.4%, as compared with that of 2002. Domestic sales was 25.78 million tonnes, representing an increase of 5.19 million tonnes, or 25.2%, as compared with that of 2002. The increase in domestic sales was mainly due to an increase of domestic coal price and an increase of domestic coal sales by the Company. Export sales was 13.63 million tonnes, representing a decrease of 0.83 million tonnes, or 5.8%, as compared with that of 2002. The decrease in export sales was mainly due to the reduction in export sales by the Company and a decrease in price for export coal contract.

The following table sets out the Company's products' average prices for the years ended 31st December, 2003 and 2002:

	2003 (RMB per tonne)	2002 (RMB per tonne)
Cleaned coal		
No. 1	**249.57**	237.00
No. 2	**191.35**	204.70
Domestic	**238.54**	231.98
Export	**186.42**	203.66
No. 3	**177.89**	185.95
Domestic	**185.19**	184.35
Export	**172.90**	186.66
Lump coal	**223.26**	–
Domestic	**255.15**	–
Export	**213.30**	–
Subtotal for cleaned coal	**185.67**	193.14
Domestic	**197.67**	191.80
Export	**180.26**	193.55
Screened raw coal	**179.33**	175.27
Mixed coal and others	**109.38**	100.09
Average price	**172.41**	177.30
Including: Domestic	**168.26**	165.87

Note: The average prices represent the invoice prices minus sale taxes, transportation cost from the Company to ports, port charges and miscellaneous fees for coal sales.

The average coal price of the Company was RMB172.41/tonne in 2003, representing a decrease of RMB4.89/tonne, or 2.8%, as compared with that of 2002. The average domestic coal price was RMB168.26/tonne, representing an increase of RMB2.39/tonne, or 1.4%, as compared with that of 2002. The average export coal price was RMB180.26/tonne, representing a decrease of RMB13.29/tonne, or 6.9%, as compared with that of 2002.

The decrease in average coal price of the Company in 2003 was principally due to a decrease of average price of export coal contract in 2003 as compared with that in 2002.

The Company's coal products are mainly exported to East Asian countries, such as Japan and South Korea. Net sales of export coal in 2003 accounted for 36.2% of the Company's total net sales of coal.

Most of the Company's domestic coal sales were made to power plants, fuel trading companies, metallurgical producers and chemical companies.

Review of Operations (Cont'd)

The following table sets out the Company's net sales of coal by industries for the years ended 31st December, 2003 and 2002:

	Year ended 31st December			
	2003		2002	
	Net Sales of Coal (RMB'000)	**% of Total Net Sales of Coal (%)**	Net Sales of Coal (RMB'000)	% of Total Net Sales of Coal (%)
Domestic				
Power plants	**1,421,390**	**20.9**	1,522,900	24.5
Metallurgical producers	**294,909**	**4.3**	322,968	5.2
Construction material companies/ Coke chemical companies	**329,815**	**4.9**	346,834	5.6
Fuel trading companies/Others	**2,290,975**	**33.7**	1,221,253	19.7
Export				
Power plants	**1,226,610**	**18.1**	1,605,760	25.8
Metallurgical producers	**1,135,812**	**16.7**	1,194,186	19.2
Others	**94,824**	**1.4**	–	–
Total	**6,794,335**	**100.0**	6,213,901	100.0

Domestic sales of the Company's coal products are concentrated in Eastern China region, particularly in Shandong province.

The following table sets out the Company's net sales of coal by geographical break-up for the years ended 31st December, 2003 and 2002:

	Year ended 31st December			
	2003		2002	
	Net Sales of Coal (RMB'000)	**% of Total Net Sales of Coal (%)**	Net Sales of Coal (RMB'000)	% of Total Net Sales of Coal (%)
Eastern China				
Shandong province	**2,443,697**	**36.0**	1,749,962	28.2
Jiangsu province	**546,622**	**8.0**	353,781	5.7
Zhejiang province	**495,548**	**7.3**	396,913	6.4
Shanghai	**365,472**	**5.4**	404,201	6.5
Other provinces in Eastern China (1)	**86,909**	**1.3**	83,674	1.3
Subtotal	**3,938,248**	**58.0**	2,988,531	48.1
South China (2)	**398,841**	**5.8**	425,424	6.8
Export	**2,457,246**	**36.2**	2,799,946	45.1
Total sales of coal	**6,794,335**	**100.0**	6,213,901	100.0

Note: (1) Other provinces in Eastern China include Anhui province, Fujian province and Jiangxi province.

(2) South China includes Guangdong province, Hainan province and Hunan province.

RAILWAY ASSETS

In 2003, railway transportation volume of the Company was 28.26 million tonnes, representing an increase of 1.22 million tonnes, or 4.5%, as compared with that of 2002. Net income from railway transportation service of the Company was RMB 154.6 million, representing an increase of RMB 12.114 million, or 8.5%, as compared with that of 2002.

OPERATING EXPENSES AND COST CONTROL

The following table sets out the Company's principal operating expenses, which are also expressed as percentages of total net sales of the years ended 31st December, 2003 and 2002:

	Year ended 31st December			
	2003	2002	**2003**	2002
	(RMB'000)		(% of total net sales)	
Net sales				
Net sales of coal	**6,794,335**	6,213,901	**97.8**	97.8
Net income of railway transportation service	**154,585**	142,471	**2.2**	2.2
Total net sales	**6,948,920**	6,356,372	**100.0**	100.0
Cost of sale and railway transportation service				
Materials	**899,602**	752,513	**12.9**	11.8
Wages and employee welfare	**863,707**	757,532	**12.4**	11.9
Electricity	**278,507**	278,407	**4.0**	4.4
Depreciation	**836,120**	813,761	**12.0**	12.8
Repairs and maintenance	**374,855**	346,290	**5.4**	5.4
Land subsidence, restoration, rehabilitation, and environmental costs	**264,158**	232,030	**3.8**	3.7
Mining right expenses	**19,604**	19,604	**0.3**	0.3
Other transportation fee	**48,231**	43,239	**0.7**	0.7
Other manufacturing costs	**170,239**	119,525	**2.5**	1.9
Total cost of sales and railway transportation service	**3,755,023**	3,362,901	**54.0**	52.9
Sale, general and management expenses	**1,264,858**	1,231,059	**18.2**	19.4
Total operating expenses	**5,019,881**	4,593,960	**72.2**	72.3

In 2003, total operating expenses of the Company were RMB5,019.9 million, representing an increase by RMB 425.9 million, or 9.3%, as compared with that of 2002. Cost of sale and railway transportation service and sale, general and management expenses increased by 11.7% and 2.7%, as compared with that of 2002, respectively. Total operating expenses to total net sales reduced to 72.2% in 2003 from 72.3% in 2002.

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for 2003 and 2002 and the notes thereto included elsewhere in this report. Such financial statements have been prepared in accordance with IFRS. For a discussion of certain differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP"), please refer to note 46 to the financial statements contained herein or the Company's annual report on Form 20-F filed with the Securities and Exchange Commission of United States of America, which will be provided to any Shareholder upon written request.

YEAR ENDED 31ST DECEMBER, 2003 COMPARED WITH YEAR ENDED 31ST DECEMBER, 2002

The Company's realised net sales increased by RMB592.5 million, or 9.3%, to RMB6,948.9 million in 2003 from RMB6,356.4 million in 2002, among which realised net sales of coal increased by RMB580.4 million, or 9.3%, to RMB 6,794.3 million in 2003 from RMB 6,213.9 million in 2002. The increase was mainly due to an increase of coal sales volume of 12.4%, resulting in an increase of net sales of coal by RMB773.1 million, and a decrease of average coal price of 2.8%, resulting in a decrease of net sales of coal by RMB192.7 million. The Company's net income from railway transportation service was RMB154.6 million, representing an increase of RMB12.114 million, or 8.5%, from RMB142.5 million in 2002. Such increase was principally due to an increase in the volume of coal deliveries where transportation expenses were calculated on ex-mine basis and were borne by the customers.

Cost of sale and railway transportation service increased by RMB392.1 million, or 11.7%, to RMB3,755 million in 2003, as compared to RMB3,362.9 million in 2002. The cost of coal sales was RMB3,687.4 million, representing an increase of RMB 377.5 million, or 11.4%, as compared to RMB3,309.9 million in 2002, principally due to an increase of coal production. The unit cost of coal sales was RMB93.57, representing a decrease of RMB0.87, or 0.9%, as compared to RMB94.44 in 2002. This was mainly because the strengthened management and the enlargement of production scale by the Company, resulting in the unit cost of coal sales being effectively under control.

Sale, general and administrative expenses of the Company were RMB1,264.9 million in 2003, increased by RMB33.799 million, or 2.7%, from RMB1,231.1 million in 2002. This increase was mainly due to: (1) an increase in retirement benefits scheme contributions of RMB15.257 million; (2) an increase in resources compensation fees of RMB11.179 million; (3) an increase in research and development expenses of RMB15.487 million; (4) an increase in allowance for doubtful debt of RMB14.068 million over that of last year; (5) and a partial set-off of the said factors resulting in the increase of fees/expenses by the effective control on the sale, general and administrative expenses through strengthened management .

Other operating income increased by RMB2.116 million, or 2.0%, to RMB105.8 million in 2003 from RMB103.7 million in 2002.

Operating income increased by RMB168.8 million, or 9.0%, to RMB2,034.9 million in 2003 from RMB1,866.1 million in 2002.

Interest expenses of the Company decreased by RMB57.963 million, or 49.2%, to RMB59.966 million in 2003 from RMB117.9 million in 2002. This was principally due to a partial repayment of long-term bank loan.

Income before income taxes increased by RMB226.7 million, or 13.0%, to RMB1,974.9 million in 2003 from RMB1,748.2 million in 2002.

Net income increased by RMB164.7 million, or 13.5%, to RMB1,386.7 million in 2003 from RMB1,222 million in 2002.

Total assets increased by RMB985.8 million, or 7.6%, to RMB13,909.8 million as at 31st December, 2003 from RMB12,924.0 million as at 31st December, 2002. This was principally because the Company's production and operation activities resulted in an increase in assets value.

Total liabilities decreased by RMB101.3 million, or 3.5%, to RMB2,822.8 million as at 31st December, 2003 from RMB2,924.1 million as at 31st December, 2002. This was principally due to: (1) the Company made a repayment of RMB600 million of long-term loan during the period in this report; (2) an increase in advances from customers of RMB443.2 million; (3) an increase in taxes payable and others liabilities of RMB55.588 million.

Shareholder's equity increased by RMB1,088.2 million, or 10.9%, to RMB11,083.2 million as at 31st December, 2003 from RMB9,995.0 million as at 31st December, 2002. This was principally because the operation activities realised profits, resulting in an increase in Shareholder's equity.

LIQUIDITY AND CAPITAL RESOURCES

In 2003, the Company's principal source of capital was cash flow from operations. The Company's principal uses of the capital include payment for operating expenses, purchase of property, plants and equipment, including the investment in the first phase of Jining Sihe Coal Port, payment of Shareholders' dividends and partial repayment of long-term bank loan.

As at 31st December, 2003, the balance of bills and accounts receivable of the Company were RMB1,239.4 million, representing an increase of RMB436.5 million, or 54.4%, from RMB802.9 million as at 31st December, 2002. Bills receivable increased by RMB417.1 million, or 173.8%, to RMB657.1 million from the RMB240.0 million as at 31st December, 2002, principally due to the increase in bank bills as a result of an increase in coal sales volume. Accounts receivable increased by RMB19.379 million, or 3.4%, to RMB582.3 million from RMB562.9 million as at 31st December, 2002, principally due to an increase of coal sales volume.

As at 31st December, 2003, inventories decreased by RMB74.551 million, or 12.9%, to RMB502.0 million from RMB576.6 million as at 31st December, 2002. Strengthened management and tightened control reduced the inventories of auxiliary materials, spare parts and small tools.

Prepayment and other current assets decreased by RMB221.5 million, or 29.3%, to RMB534.5 million as at 31st December, 2003, from RMB756.0 million as at 31st December, 2002. The decrease was mainly due to a decrease of prepayment and the partial collection of VAT export rebate receivable.

As at 31st December, 2003, total bills and accounts payable decreased by RMB175.1 million, or 29.1%, to RMB427.6 million from RMB602.7 million as at 31st December, 2002, among which bills payable decreased by RMB101 million and accounts payable decreased by RMB74.135 million.

Other accounts payable and provisions increased by RMB540.0 million, or 85.1%, to RMB1,174.8 million as at 31st December, 2003 from RMB634.8 million as at 31st December, 2002, principally due to an increase in advances from customers.

Long-term liabilities decreased by RMB810.4 million, or 64.3%, to RMB450.9 million as at 31st December 2003 from RMB1,261.3 million as at 31st December, 2002. This was principally due to the partial repayment of long-term bank loan.

Management Discussion and Analysis (Cont'd)

The Company's capital expenditure for the purchase and construction of property, machinery and equipment was RMB837.8 million and RMB1,288.1 million in 2002 and 2003, respectively. The Company invested RMB250.2 million in the construction of the first phase of Jining Sihe Coal Port in 2003.

According to the Acquisition Agreement of Jining III Coal Mine, the Company has paid its parent company, Yankuang Group Corporation Limited (the "Parent Company") RMB13.248 million for mining right during the period of this report.

According to the Acquisition Agreement of Railway Assets, the Company has paid RMB40 million to the Parent Company during the period in this report. Details are set out in note 35 to the financial statements prepared in accordance with the IFRS contained herein.

As at 31st December, 2003, the Company's debt to equity ratio was 5.9%, which was calculated based on the Shareholder's equity and the total amount of loan amounting to RMB11,803.2 million and RMB605.9 million, respectively.

The Directors of the Company recommended a cash dividend of RMB327.2 million (before tax) or RMB0.114 (before tax) per share in accordance with the Company's consistent dividend policy and an additional special cash dividend of RMB143.5 million (before tax) or RMB0.05 (before tax). The said dividends totally amount to RMB470.7 million (before tax) or RMB0.164 (before tax) per share.

Taking into account the cash in hand and existing abundant capital sources, the Company believes that it will have sufficient capital for its operational requirements.

TAXATION

The Company is still subject to an income tax rate of 33% on its taxable profits in 2003.

US GAAP RECONCILIATION

The Company's audited financial statements are prepared in compliance with IFRS, which differs in certain respects from accounting principles general by accepted in the United States of America ("US GAAP"). Please refer to note 46 to the financial statements contained herein for a description of the differences between IFRS and US GAAP, and the adjusted net income for the year ended 31st December, 2003 and the Shareholders' equity as at 31st December, 2003 after reconciliation made in accordance with US GAAP.

The Directors of the Company are pleased to submit their report together with the audited financial statements of the Company for the year ended 31st December, 2003.

PRINCIPAL ACTIVITIES

The Company is engaged in underground coal mining, preparation and processing, and sales and railway transportation of coal.

FINANCIAL HIGHLIGHTS

A summary of the results of the Company, the assets and liabilities of the Company and the cash flow of the Company for each of the five years ended 31st December, 2003, 2002, 2001, 2000 and 1999, which are prepared in accordance with the International Financial Reporting Standards("IFRS"), are set out in the section headed "Financial Highlights" of this report.

PROPOSED PROFIT APPROPRIATION

The profit appropriation of the Company for the year ended 31st December, 2003 as proposed by the board of Directors is as follows:

Prepared in accordance with PRC GAAP	RMB'000
Net Income	1,105,365
Unappropriated profits at the beginning of year	1,751,708
Appropriation to statutory surplus reserve	110,580
Appropriation to statutory public welfare fund	55,312
Distributable profits	2,691,181
Proposed cash dividends after the date of the balance sheet	470,680
Unappropriated profits	2,220,501

The proposed profit appropriation will be presented to the Shareholders for approval at the forthcoming annual general meeting of the Company for 2003 (the "2003 AGM").

Pursuant to the Company's Articles of Association, the Company's financial statements should be prepared according to the PRC GAAP as well as the IFRS or the accounting standards and regulations of the places in which its shares are listed. For the purpose of determining the dividends payable to the Shareholders in a relevant year, the lower of the profits after taxation in these accounting standards will be applied for the relevant year. For this purpose, audited profits after taxation in accordance with the PRC GAAP will be applied to determine the proposed cash dividends for the year ended 31st December, 2003.

Report of the Directors (Cont'd)

DIVIDENDS

The directors of the Company have decided to recommend at the 2003 AGM on 25th June, 2004, a payment of cash dividends for the year 2003 of RMB470.7 million (before tax) or RMB0.164 (before tax) per share, which including (1) cash dividends of RMB327.2 million (before tax) or RMB0.114 (before tax) per share in accordance with the Company's consistent dividend policy; and (2) a special cash dividends of RMB143.5 million (before tax) or RMB0.05 (before tax) per share. Following the approval by the Shareholders at the 2003 AGM, the above dividends will be declared and paid to all Shareholders within two months after the 2003 AGM.

Pursuant to the Company's Articles of Association, dividends payable to the Shareholders shall be calculated and declared in RMB. Dividends payable to holders of the Company's domestic shares shall be paid in RMB, while dividends payable to holders of the Company's H shares shall be paid in Hong Kong dollars.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of purchases attributable to the Company's five largest suppliers was less than 30% of the total purchase of its goods and services for 2003.

Net sales to the Company's five largest domestic customers accounted for less than 30% of the Company's net sales in 2003.

As far as the Directors are aware, neither the Directors, their associates, nor Shareholders who own more than 5% of the Company's share capital had any interest in the five largest customers of the Company.

BORROWINGS

The Company entered into a long term borrowing contract (the "Borrowing Contract") with the Bank of China on 3rd December, 2001 and borrowed RMB1.2 billion from the Bank of China on 4th January, 2002 for the purpose of financing the acquisition of the Railway Assets from the Parent Company.

In accordance with the Borrowing Contract, the interest rate of the loans is 6.21% per annum and should be adjusted in accordance with the statutory interest rate adjusted by or the change of statutory method of interest calculation made by the State during the term of the Borrowing Contract. According to the latest statutory interest rate announced by the People's Bank of China, the interest rate of the loan has been adjusted to 5.76% per annum starting from 1st January, 2003.

The term of the Borrowing Contract commenced on the date of the signature of the Borrowing Contract and will expire on the date on which the last installment of principal and interest is repaid, which should be no more than 96 months. During the year ended 31st December, 2003, the Company has repaid RMB600 million.

The details of the borrowings are set out in note 32 to the financial statements prepared in accordance with the IFRS contained herein.

EXTERNAL GUARANTEES

As at 31st December, 2003, the Company did not have any external guarantees and this has been confirmed by the Company's Independent Non-executive Directors.

STATEMENTS OF THE AUDITORS FOR THE MUTUAL USE OF FUND BETWEEN THE COMPANY AND ITS AFFILIATES

Pursuant to the "Notice on Several Issues Concerning the Regulation of the Flow of Funds Between Listed Companies and Their Affiliates and the Provision of External Guarantee by Listed Companies" issued by China Securities Regulatory Commission and the State-Owned Assets Supervision and Administration Commission of the State Council, Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (the Company's domestic auditor) has issued a statement in respect of the use of fund by the controlling Shareholders of the Company and the Company's other affiliates. As at 31st December, 2003, the Company and its controlling subsidiaries did not share the use of fund with the controlling Shareholders of the Company and the Company's other affiliates.

INTEREST CAPITALIZATION

No interest has been capitalized by the Company during the year ended 31st December, 2003.

RESERVES

Details of movements in the reserves of the Company for the year ended 31st December, 2003 and details of the distributable reserves of the Company as at 31st December, 2003 are set out in the note 33 to the financial statements prepared in accordance with the IFRS contained herein.

STATUTORY COMMON WELFARE FUND

Details of the statutory common welfare fund are set out in note 33 to the financial statements prepared in accordance with the IFRS contained herein.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in property, plant and equipment of the Company during the year ended 31st December, 2003 are set out in note 23 to the financial statements prepared in accordance with the IFRS contained herein.

EMPLOYEES' PENSION SCHEME

Details of the Company's employees' pension scheme are set out in note 40 to the financial statements prepared in accordance with the IFRS contained herein.

Report of the Directors (Cont'd)

CONNECTED TRANSACTIONS

1. On-going Supply of Materials and Services

The second supplemental agreement to the materials and services supply agreement was entered into between the Company and the Parent Company on 29th May, 2003 (the "Second Supplemental Agreement") (contents of which were disclosed in the circular to Shareholders dated 30th May, 2003) and was approved by the independent Shareholders at the annual general meeting for the year 2002 held on 27th June, 2003.

The Materials and Services Supply Agreement, the Supplemental Agreement (both entered into between the Company and the Parent Company and contents of such agreements were disclosed in the combined offering prospectus dated 24th March, 1998 and the circular to Shareholders dated 22nd November, 2001) and the Second Supplemental Agreement defined the on-going supply of materials and services between the Company and the Parent Company.

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") has granted a conditional waiver (the "Waiver") to the Company on 11th July, 2003 from strict compliance with the requirements of disclosure by way of press announcement and Shareholders' approval as stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in respect of the connected transactions under the above agreements between the Company and the Parent Company for a period of three financial years ending 31st December, 2005. The upper limits of the Waiver were as follows: the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company shall not exceed 13% of the Company's audited consolidated net sales in the immediately preceding financial year, and the aggregate value of connected transactions relating to the provision of materials and services by the Parent Company to the Company shall not exceed 26% of the Company's audited consolidated net sales in the immediate preceding financial year.

For the year ended 31st December, 2003, the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company is RMB731.7 million and accounted for 11.5% of the Company's audited consolidated net sales in the year ended 31st December, 2002, and the value of connected transactions relating to the provision of materials and services by the Parent Company to the Company is RMB1,613.3 million and accounted for 25.4% of the Company's audited consolidated net sales in the year ended 31st December, 2002.

The Company's Independent Non-executive Directors have reviewed the connected transactions of on-going supply of materials and services in the year ended 31st December, 2003 and confirmed that: (1) all such connected transactions are: (a) entered into by the Company in the ordinary and usual course of its business; (b) conducted either on normal commercial terms, or where there is no available comparison, on terms that are fair and reasonable so far as the Company and its subsidiaries, and the Shareholders of the Company are concerned; and (c) entered into either in accordance with the terms of the above agreements, or where there are no such agreements, on terms no less favorable than those available to or from independent third parties; and (2) the value of all such connected transactions did not exceed the upper limits of the Waiver as imposed by the Hong Kong Stock Exchange.

2. Mining Rights Fee

During the year ended 31st December, 2003, the Company has paid RMB12.98 million to the Parent Company in respect of mining rights pursuant to the Mining Rights Agreement dated 17th October, 1997 (as supplemented by a supplemental agreement dated 18th February, 1998) entered into between the Parent Company and the Company.

3. Fees in respect of Assets Acquired from the Patent Company

Pursuant to the Jining III Coal Mine Acquisition Agreement which was entered into between the Company and the Parent Company, the consideration of the mining right of Jining III coal mine is approximately RMB132.5 million, which shall be paid to the Parent Company in ten equal annual interest free installments, commencing from 2001. As at 31st December, 2003 the Company has paid RMB39.744 million to the Parent Company as mining right consideration.

Pursuant to the Railway Assets Acquisition Agreement which was entered into between the Company and the Parent Company, when the annual transportation volume of the Railway Assets reaches the volume milestones targets of 25 million tonnes, 28 million tonnes and 30 million tonnes for the year 2002, 2003 and 2004, respectively, the Company will pay to the Parent Company an amount of RMB40 million each year before 30th June annually from 2003 for three consecutive years. Annual transportation volume of the Railway Assets during the year ended 31st December, 2003 was 28.26 million tonnes and the Company, pursuant to the Railway Assets Acquisition Agreement, has paid RMB40 million to the Parent Company before 30th June, 2003.

HOUSING SCHEME

According to the Materials and Services Supply Agreement (as amended by the supplemental agreements) entered into between the Company and the Parent Company, which is set out in the paragraph headed "On-going Supply of Materials and Services" of the section headed "Connected Transactions" , the Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on their respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million and RMB37.2 million in 2002 and 2003, respectively.

Commencing from 2002, the Company paid to its employees a housing allowance which is based on a fixed percentage of employees' wages for their buying of residential houses. During the year ended 31st December, 2003, the employees' housing allowances paid by the Company amounted to RMB136.5 million in total.

Details of the housing scheme are set out in note 41 to the financial statements prepared in accordance with the IFRS contained herein.

DISCLOSURE OF SIGNIFICANT EVENTS

Acquisition of Equity Interest in Zoucheng Nanmei Shipping Co., Ltd.

Pursuant to the approval given by the Company's board of Directors at a meeting held on 15th August, 2003, the Company has acquired 80% equity interest in Zoucheng Nanmei Shipping Co., Ltd. for RMB10.164 million by internal resources. Details were disclosed in the announcement in domestic *China Securities and Shanghai Securities*, and *Wen Wei Po* and *South China Morning Post* of Hong Kong on 18th August, 2003.

Zoucheng Nanmei Shipping Co., Ltd. changed its name to Shandong Yanmei Shipping Co., Ltd. on 29th December, 2003.

The Company acquired another 12% equity interest of Shandong Yanmei Shipping Co., Ltd., which was formerly held by Shandong Chuangye Investment & Development Co., Ltd., with RMB1.528 million on 30th December, 2003. Currently, the Company has 92% equity interest in Shandong Yanmei Shipping Co., Ltd..

Investment for Construction of Jining Sihe Coal Port

Pursuant to the approval given by the Company's board of Directors at a meeting held on 11th April, 2003, the Company, in April 2003, started to construct the Jining Sihe Coal Port adjacent to Jining III coal mine and to open an inland river route connecting the Jinghang Grand Canal.

The Company invested RMB250 million by internal resources in the construction of the first phase of the Jining Sihe Coal Port, which had been finished by the end of December, 2003 (including a dock with loading capacity of 1,000 tonnes and a coal stockpile of 180 thousand tonnes) with annual handling capacity of 3 million tonnes and has been put into operation since January 2004. Depending on the operation of the first phase of the project, the Company may carry out feasibility study on, and the construction of, the second phase of the project.

Change of Place of Business in Hong Kong

The Company's place of business in Hong Kong has been changed to Rooms 805-808, Alexandra House, 16-20 Chater Road, Central, Hong Kong on 28th July, 2003.

Material Contracts

The Second Supplemental Agreement was entered into between the Company and the Parent Company on 29th May, 2003, details of which are set out in the paragraph headed "On-going Supply of Materials and Services " of the section headed "Connected Transactions".

Save as disclosed above, the Company was not a party to any other material contract during the period of this report.

Material Litigation and Arbitration

The Company was not involved in any material litigation or arbitration during the period of this report.

PRE-EMPTIVE RIGHTS

The Articles of Association of the Company and the laws of the PRC contain no provision for any pre-emptive rights, requiring the Company to offer new shares to its Shareholders on a pro-rata basis to their shareholdings.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 33 to the financial statements prepared in accordance with the IFRS contained herein.

CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

Changes in share capital

(Shares) Par value per share: RMB1.00

	Number of shares before the changes (1st January, 2003)	Changes during the year under review (increase/decrease)	Numbers of shares after the changes (31st December, 2003)
A: Shares not listed for public dealings			
Subscriber shares of which:			
State legal person shares	1,670,000,000	–	1,670,000,000
Total numbers of the shares not listed for public dealings	1,670,000,000	–	1,670,000,000
B: Shares listed for public dealings			
1. A shares	180,000,000	–	180,000,000
2. H shares	1,020,000,000	–	1,020,000,000
Total numbers of the shares listed for public dealings	1,200,000,000	–	1,200,000,000
C: Total numbers of shares	2,870,000,000	–	2,870,000,000

As at 31st December, 2003, the Company had a total of 57,904 Shareholders, of which one was the holder of state legal person shares, 57,814 were holders of A shares and 89 were holders of H shares.

Report of the Directors (Cont'd)

Top Ten Shareholders and Top Ten Shareholders Holding Listed Shares of the Company

According to the register of Shareholders as at 31st December, 2003, which was provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Registrars Limited, the top ten Shareholders and the top ten Shareholders holding listed shares of the Company are as follows:

(as at 31st December, 2003)

Name	Class of shares	Number of shares at the end of the period	Percentage holding (%)	Changes in the number of shares during the period under review (increase/ decrease)	Listing status (listed/ unlisted)
Yankuang Group Corporation Limited	State legal person shares	1,670,000,000	58.19	0	Unlisted
HKSCC Nominees Limited	H shares	1,017,983,899	35.47	723,900	Listed
Xinghua Securities Investment Fund	A shares	7,899,255	0.28	7,479,769	Listed
Huaxia Growth Securities Investment Fund	A shares	6,206,957	0.22	5,206,904	Listed
Yinfeng Securities Investment Fund	A shares	5,039,823	0.18	3,437,019	Listed
Haifutong Choiceness Securities Investment Fund	A shares	4,251,938	0.15	4,251,938	Listed
Guangda Securities Co., Ltd.	A shares	3,295,405	0.11	3,295,405	Listed
Jintai Securities Investment Fund	A shares	3,088,820	0.11	3,088,820	Listed
Yulong Securities Investment Fund	A shares	3,000,000	0.10	3,000,000	Listed
Tianyuan Securities Investment Fund	A shares	2,762,549	0.10	1,609,559	Listed
Guotai Jinying Growth Securities Investment Fund	A shares	2,400,088	0.08	2,400,088	Listed

Save as disclosed above, no other Shareholder was recorded in the register kept pursuant to the Securities Law of the People's Republic of China as having an interest of 5% or more of the Company's public shares as at 31st December, 2003.

None of the shares held by Yankuang Group Corporation Limited were pledged or restricted or under any trust arrangement during the period under review. It is uncertain as to whether the shares held by other Shareholders as disclosed above were pledged or restricted or under any trust arrangement during the period.

Xinghua Securities Investment Fund and Huaxia Growth Securities Investment Fund are both under the management of Huaxia Fund Management Co., Ltd.. Jintai Securities Investment Fund and Guotai Jinying Growth Securities Investment Fund are both under the management of Guotai Fund Management Co., Ltd.. Related party relationships and concert actions among the other Shareholders are not known.

As the clearing and settlement agent for the Company's H Shares, HKSCC Nominees Limited held the Company's H Shares in a nominee capacity.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as at 31 December 2003, the following persons (other than a Director, chief executive or Supervisor of the Company) had interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

Name of substantial Shareholder	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Yankuang Group Corporation Limited	Domestic Shares (State legal person shares)	1,670,000,000 (L)	Beneficial Owner	Corporate	90.27%	58.19%
J.P. Morgan Chase & Co. (Note 1)	H Shares	121,258,160 (L) (including 69,161,235 (P)) (Note 2)	Interest of controlled corporations	Corporate	11.89%	4.23%
The Capital Group Companies, Inc. (Note 3)	H Shares	149,760,000 (L)	Interest of controlled corporations	Corporate	14.68%	5.22%

Notes:

1. As at 31st December 2003, J.P. Morgan Chase & Co. was taken to be interested in 11.89% of the Company's total H Shares or 4.23% of the Company's total share capital through the following companies:

   (a) 150,000 H Shares (representing approximately 0.01% of the Company's total H Shares) in a long position held by JF Asset Management (Singapore) Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

   (b) 43,582,000 H Shares (representing approximately 4.27% of the Company's total H shares) in a long position held by JF Asset Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

   (c) 242,000 H Shares (representing approximately 0.02% of the Company's total H Shares) in a long position held by J.P. Morgan Fleming Asset Management (UK) Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

   (d) 1,248,000 H Shares (representing approximately 0.12% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

   (e) 2,676,000 H Shares (representing approximately 0.26% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

   (f) 3,333,700 H Shares (representing approximately 0.33% of the Company's total H Shares) in a long position held by J.P. Morgan Whitefriars Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

   (g) 444,000 H Shares (representing approximately 0.04% of the Company's total H Shares) in a long position held by J.P. Morgan Securities Ltd., which is a controlled corporation of J.P. Morgan Chase & Co.

(h) 421,225 H Shares (representing approximately 0.04% of the Company's total H Shares) in a long position held by J.P. Morgan (Suisse) S.A., which is a controlled corporation of J.P. Morgan Chase & Co.

2. The total numbers of H Shares held included interest in 69,161,235 H Shares (representing approximately 6.78% of the Company's total H Shares) held by JPMorgan Chase Bank in a lending pool.

3. As at 31 December 2003, The Capital Group Companies, Inc. was taken to be interested in 14.68% of the Company's total H Shares or 5.22% of the Company's total share capital through the following companies:

(a) 81,400,000 H Shares (representing approximately 7.98% of the Company's total H Shares) in a long position held by The Capital Research and Management Company, which is a controlled corporation of The Capital Group Companies, Inc.

(b) 68,360,000 H Shares (representing approximately 6.70% of the Company's total H Shares) in a long position held by The Capital International, Inc., which is a controlled corporation of The Capital Group Companies, Inc.

4. The letter "L" denotes a long position. The letter "P" denotes interest in a lending pool.

LEGAL PERSON SHAREHOLDERS WITH SHAREHOLDINGS OF 10% OR MORE

As at 31st December, 2003, the Parent Company held 1,670,000,000 state legal person shares of the Company, without any changes during the report period, representing 58.19% of the total share capital of the Company. The Parent Company, a State wholly-owed enterprise, is the controlling Shareholder and is principally engaged in coal production, building and building materials, chemical and machinery processing businesses. The Parent Company's legal representative is Mr. Geng Jiahuai and its registered capital is RMB 3,090.336 million.

During the period of this report, the controlling Shareholder or actual controller of the Company remained unchanged.

As at 31st December, 2003, HKSCC Nominees Limited held 1,017,983,899 H Shares of the Company, representing 35.47% of the total share capital of the Company. HKSCC Nominees Limited is a common nominee and trustee for participants of the Central Clearing and Settlement System.

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY

Save as disclosed below, as at 31st December 2003, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Company's directors).

Name	Capacity	Title	Number of domestic shares held at the beginning of this reporting period	Number of domestic shares held at the end of this reporting period	Reasons for changes
Mo Liqi	Beneficial owner	Chairman of the board	10,000	10,000	No change
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	10,000	10,000	No change
Geng Jiahuai	–	Director	0	0	No change
Wang Bangjun	Beneficial owner	Director	10,000	10,000	No change
Yang Jiachun	Beneficial owner	Director	10,000	10,000	No change
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	10,000	10,000	No change
Dong Yunqing	–	Director	0	0	No change
Fan Weitang	–	Independent Non-executive Director	0	0	No change
Cui Jianming	–	Independent Non-executive Director	0	0	No change
Wang Xiaojun	–	Independent Non-executive Director	0	0	No change
Meng Xianchang	Beneficial owner	Chairman of the Supervisor Committee	10,000	10,000	No change
Xiao Shuzhang	Beneficial owner	Supervisor	10,000	10,000	No change
Zhang Shengdong	–	Supervisor	0	0	No change
Liu Weixin	–	Supervisor	0	0	No change
Xu Bentai	–	Supervisor	0	0	No change
Zhang Yingmin	–	Executive Deputy General Manager	0	0	No change
Wang Xinkun	–	Vice General Manager	0	0	No change
Tian Fengze	–	Vice General Manager	0	0	No change
Chen Guangshui	Beneficial owner	Chief secretary of the Board of directors	1,000	1,000	No change
Shi Chengzhong	–	Vice General Manager	0	0	No change
Ni Xinghua	–	Chief Engineer	0	0	No change

All the interests disclosed above represent long position in the shares of the Company.

None of the Directors, chief executive or Supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the SFO) or had exercised any such right as at 31 December 2003.

The above shareholdings of the Company's senior management is disclosed in accordance with the regulation in PRC (excluding Hong Kong). As at 31 December 2003, total A share numbers held by the Directors, Supervisors or senior management of the Company is 71,000, representing 0.0025% of the total share capital of the Company.

Report of the Directors (Cont'd)

BRIEF BIOGRAPHY OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

MO Liqi, aged 59, an engineering technique application researcher, is the Chairman of the Board of Directors of the Company. Mr. Mo joined the Predecessor in 1970, successively became the Party Committee Deputy Secretary and Manager of Yanzhou Coal Infrastructure Company in 1983 and 1985, respectively. Mr. Mo became the Deputy Director of Yanzhou Mining Bureau in 1987, and became the Vice-Chairman of the Board of Directors and the Deputy General Manager of the Predecessor in 1996, and became the General Manager of the Predecessor in 1997. Mr. Mo became a director of the Company in 1997.He became the Chairman of the Board of Directors of the Company in 2002. Mr. Mo was the Vice-Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company from 2002 to December 2003. He graduated from Shandong Mining Institute.

YANG Deyu, aged 54, an engineering technique application researcher, is the Vice Chairman of the Board of Directors and the General Manager of the Company. Mr. Yang joined the Predecessor in 1968, became the Deputy Director of Yanzhou Mining Bureau in 1994 and became the Deputy General Manager and Director of the Safety and Supervision Bureau of the Predecessor in 1996. Mr. Yang become an Executive Director and General Manager of the Company in 1997, and become the Vice Chairman of the Board of Directors and General Manager of the Company in 2002. He graduated from Shandong Mining Institute.

GENG Jiahuai, aged 53, an engineering technique application researcher, is a director of the Company and the Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company. During the period from 1985 to 2002, Mr. Geng acted as the Deputy Director, the Director of the Safety and Supervision Bureau and the Director of Zibo Mining Bureau. Mr. Geng joined the Parent Company in 2002, and became the General Manager, the Vice Chairman of the Board of Directors and the Party Committee Deputy Secretary of the Parent Company. Mr. Geng became a Director of the Company in 2002. Mr. Geng became the Chairman of the Board of the Directors and the Party Committee Secretary of the Parent Company in 2003. He graduated from Shandong Mining Institute.

WANG Bangjun, aged 59, a senior engineer, is a Director of the Company. Mr. Wang joined the Predecessor in 1970, and became an Deputy Manager and the Party Committee Deputy Secretary of Yanzhou Coal Infrastructure Company between 1983 and 1987. Mr. Wang became the Deputy Director and a Party Committee Deputy Secretary of Yanzhou Mining Bureau between 1987 and 1996, and became the Vice-Chairman of the Board of Directors and a Party Committee Secretary of the Predecessor in 1996. Mr. Wang became a Director of the Company in 1997. Mr. Wang was the Vice-Chairman of the Board of Directors of the Parent Company from 2002 to December 2003 and became an investigator of the Parent Company in December 2003. He graduated from Shandong Mining Institute.

YANG Jiachun, aged 49, a senior economist, is a Director of the Company and a Director of the Parent Company. Mr. Yang joined the Predecessor in 1988 and became a Director of the Company in 1997. Mr. Yang became the executive director of the Parent Company in 1999, and in 2002, became a director of the Parent Company and a vice-chairman of the Board of Directors of Yankuang Guizhou Energy and Chemicals Company Limited. He graduated from Yunnan Education University.

WU Yuxiang, aged 42, a senior accountant, is a Director and the Chief Financial Officer of the Company. Mr. Wu joined the Predecessor in 1981 and became the Chief Accountant of the Finance Department of the Predecessor in 1996. Mr. Wu became the Manager of the Finance Department of the Company in 1997, and became a Director and the Chief Financial Officer of the Company in 2002. He graduated from Shandong Television University.

DONG Yunqing, aged 48, a senior engineer, is a Director and the Chairman of Labor Union of the Company. Mr. Dong joined the Predecessor in 1981. Mr. Dong was the Vice Chairman of Labor Union of the Parent Company from 2001 to April, 2003. Mr. Dong became a Director and the Chairman of Labor Union of the Company in 2002. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

FAN Weitang, aged 68, a member of the China Engineering Academy, is an Independent Non-executive Director of the Company. Mr. Fan is the chairman of the China Coal Industry Association, the chairman of the China Science and Engineering Association and the vice director of the China Energy Research Association. Mr. Fan once served as the deputy director of the Ministry of Coal Industry of China, a member of the presidium of the China Engineering Academy, Head of the Energy and Mining Engineering Department and a Committee Member of the 8th and 9th Chinese People's Political Consultative Conference. Mr. Fan became a Independent Non-executive Director of the Company in 2002. He graduated from Beijing Steel Institution and was granted an associate doctorate in Technology and Science by Moscow Mining Institution of the former USSR.

CUI Jianmin, aged 71, a senior auditor and certified accountant, is an Independent Non-executive Director of the Company. Mr. Cui is the chairman of the Association of China Certified Accountant. Mr. Cui has extensive experience in financial accounting and audit management and has been the deputy chief auditor of the National Audit Office of the PRC. Mr. Chi became a Committee Member of the 8th Chinese People's Political Consultative Conference. Mr. Cui became a Independent Non-executive Director of the Company in 2002. Mr. Cui graduated from People's University of China.

WANG Xiaojun, aged 49, admitted as a solicitor in England and Wales and Hong Kong, is an Independent Non-executive Director of the Company. Mr. Wang is a partner of the Wang & Co., X. J. in Hong Kong. He has practiced PRC law in Beijing, and was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Bulter and has worked in investment banking activities in BNP Paribas Peregrine and ING Barings. Mr. Wang became a Independent Non-executive Director of the Company in 2002. He graduated from the People's University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a bachelor degree in laws and a master degree in laws.

Supervisors

MENG Xianchang, aged 56, a senior engineer, is the Chairman of the Supervisory Committee of the Company and Party Committee Deputy Secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and was promoted to Party Committee Deputy Secretary and Supervisor of the Predecessor in 1996, and became the Chairman of the Supervisory Committee of the Company in 1997. He graduated from Shandong Mining Institute.

XIAO Shuzhang, aged 60, a senior engineer, is a Supervisor of the Company. Mr. Xiao joined the Predecessor in 1970, became the secretary of the Disciplinary Committee of Yanzhou Coal Infrastructure Company and the secretary of the Disciplinary Committee of Yanzhou Mining Bureau in 1986 and 1987, respectively. Mr. Xiao was a supervisor and Disciplinary Committee Secretary of the Predecessor and a supervisor and the Secretary of the Disciplinary Committee of the Parent Company from 1996 to November, 2003. Mr. Xiao became a Supervisor of the Company in 1997. He graduated from Jiaozuo Mining Institute.

ZHANG Shengdong, aged 47, a senior accountant, is a Supervisor of the Company and the Deputy Chief Accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the Deputy Chief Accountant of Parent Company in 1997. Mr. Zhang became a Supervisor of the Company in 2002. He graduated from China University of Mining and Technology.

Report of the Directors (Cont'd)

LIU Weixin, aged 53, a senior accountant, is a Supervisor of the Company and the director of the Audit Department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the Deputy Director of the Audit Office of the Parent Company in 2001. Mr. Liu became a Supervisor of the Company in 2002, and became the Director of Audit Department of the Parent Company in 2003. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 45, a senior engineer, is an Employee Supervisor of the Company and the chairman of Jining III coal mine's Labor Union. Mr. Xu joined the Predecessor in 1978 and became the chairman of Jining III coal mine's Labor Union in 1999. He became an Employee Supervisor of the Company in 2002. He graduated from the Central Communist Party School Correspondence Institute.

Senior management

ZHANG Yingmin, aged 50, a senior engineer, is the Executive Deputy General Manager of the Company. Mr. Zhang joined the Predecessor in 1971. He became the Head and the Party Committee Deputy Secretary of Baodian Coal Mine in 2000. Mr. Zhang became the Executive Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

WANG Xinkun, aged 51, a senior economist, is a Deputy General Manager of the Company. Mr. Wang joined the Predecessor in 1977. He became the Party Committee Deputy Secretary and Manager of the Sales Department of the Company in 2000. He became a Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

TIAN Fengze, aged 47, a senior economist, is a Deputy General Manager of the Company. Mr. Tian joined the Predecessor in 1976. He became the Head and the Party Committee Deputy Secretary of Beixu Coal Mine in 1991. Mr. Tian became a Deputy General Manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

CHEN Guangshui, aged 38, a senior economist, is the Secretary of the Board of Directors and the director of the secretariat of the Board of Directors of the Company. Mr. Chen joined the Predecessor in 1990 and become the Secretary of the Board of Directors and the director of the secretariat of the Board of Directors of the Company in 1997. He graduated from Fuxin Mining Institute.

SHI Chengzhong, aged 41, a senior engineer, is a Deputy General Manager of the Company. Mr. Shi joined the Predecessor in 1983 and became Vice Chief Engineer of the Parent Company in 2000, and became a Deputy General Manager of the Company in 2002. He graduated from Shandong Mining Institute.

NI Xinghua, aged 47, a senior engineer, is the Chief Engineer of the Company. Mr. Ni joined the Predecessor in 1975 and became Vice Chief Engineer of the Parent Company in 2000, and became the Chief Engineer of the Company in 2002. He graduated from Tianjin University.

DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Details of the Directors' and Supervisors' remuneration and the five highest paid individuals of the Company are set out in note 11 to the financial statements prepared in accordance with the IFRS contained herein.

There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended 31st December, 2003.

ARRANGEMENT TO PURCHASE EQUITY OR DEBT SECURITIES

At no time during the year ended 31st December, 2003, was the Company, its holding company, or any of its subsidiaries a party to any arrangement to enable the Directors or Supervisors of the Company to acquire benefits by means of the acquisition of equity or debt securities of the Company or any other body corporate with the exceptions of the A shares issued to the Directors, Supervisors and senior management of the Company. Details are set out in the section headed "Shareholdings of Directors, Supervisors and Senior Management of the Company".

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and Supervisors of the Company has entered into a service contract with the Company. Under such contracts, each Director will receive a salary and a discretionary year-end bonus, the amount of which shall be recommended by the board of Directors and approved by the Shareholders in general meetings, provided that the discretionary year-end bonuses paid to the Directors and other employees of the Company (including but not limited to other Directors, Supervisors and senior managements of the Company) does not exceed 1% of the aggregate of net profit after taxation and extraordinary losses but before extraordinary gains for that year.

No Director or Supervisor of the Company has entered into any service contract with the Company, which is not terminable by the Company within one year without payment other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

None of the Directors or Supervisors of the Company had a material interest directly or indirectly in any contract of significance to which the Company was a party during the year ended 31st December, 2003.

REPURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During the year ended 31st December, 2003, the Company and its subsidiaries did not repurchase, sell or redeem any shares of the Company.

UNDERTAKING OF SHAREHOLDERS WITH SHAREHOLDINGS OF 5% OR MORE

During the period of this report, the Company amended the transactions of on-going supply of materials and services with the Parent company, and made an application to Hong Kong Stock Exchange for a waiver from strict compliance with the requirements of disclosure and approval as stipulated in the Listing Rules in respect of such on-going connected transactions. Pursuant to the requirements of Hong Kong Stock Exchange, the Company's auditors should confirm such on-going connected transactions annually and provide a report to the board of Directors of the Company and the Hong Kong Stock Exchange.

The Parent Company undertook on 13th May, 2003 that it would allow the Company's auditors to have access to its appropriate financial statements and accounting records when the Company's auditors carry out its work on the confirmation in respect to the implementation of such on-going connected transactions. The Parent Company has honoured its obligation in accordance with its undertaking.

Report of the Directors (Cont'd)

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information, indicating that the Company was not, for the year ended 31st December, 2003, in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

Coal exports of the Company are all settled in US dollars. China adopts a unified floating exchange rate which is under the State's supervision. Since 2003, exchange rate for RMB to US dollars varied slightly and has no main influence on the Company's business.

EMPLOYEES

As at 31st December, 2003, the Company had 27,961 employees, of whom 1,847 were administrative personnel, 923 were technicians, 21,419 were directly involved in coal production and 3,772 were supporting staff.

AUDITORS

Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)), were the Company's international and domestic auditors, respectively, in 2003. A resolution to reappoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the Company's international and domestic auditors, respectively, for the year 2004 will be proposed at the forthcoming 2003 AGM.

The Company has paid a financial audit and review fees of HKD5.0 million to Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. in 2003.

Auditors of the Company have not been changed in recent three years. Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. have been the Company's international and domestic auditors for consecutive seven years. There was no registered accountant of Deloitte Touche Tohmatsu Certified Public Accountants Ltd. providing audit services to the Company for more than five years.

On behalf of the Board
MO Liqi
Chairman

Zoucheng, PRC, 16th April, 2004

Supervisory Committee's Report

During the period of this report, in accordance with the PRC Company Law and the Articles of Association of the Company, all of the Supervisors of the Company have fulfilled their supervising responsibilities, preserved the rights of the Company and its Shareholders, followed the principles of honesty and trustworthiness, and carried out their duties with care and diligence. The Supervisory Committee held four meetings and has independently carried out the following work during the period under review:

1. A Supervisory Committee Meeting was held on 11th April, 2003 at the Company's headquarters, at which the Supervisory Committee's Report, the resolutions of the Supervisory Committee, the 2002 Annual Report, the Audited Financial Report for 2002, the proposed allocation of the profits of 2002 and the policies for the allocation of the profits of 2003 were considered and approved; and the "Restoration Fee Accounting Differences and the Retrospective Adjustments to the Financial Statements of 1999~2001" were reviewed.

2. A Supervisory Committee Meeting was held on 9th May, 2003 at the Company's headquarters, at which the resolution regarding the on-going connected transactions between the Company and the Parent Company was passed and a Supervisory Committee Meeting resolution and an announcement of the Supervisory Committee was made.

3. A Supervisory Committee Meeting was held on 13th August, 2003 at the Company's headquarters, at which the Company's 2003 Interim Report was reviewed.

4. A Supervisory Committee Meeting was held on 8th October, 2003 at the Company's headquarters, at which a questionnaire regarding the Jinan Securities Regulatory Office of the China Securities Regulatory Commission Supervisory Committee of Listed Company was reviewed and completed.

5. The Supervisory Committee provided its own opinions and suggestions on the Company's manufacturing operation, technological innovation and developing strategies and effectively monitored the guiding principles of decision-making and corresponding solutions to ensure that they were in compliance with the laws and regulations of the state, the Articles of Association of the Company, the resolutions of the Shareholders' general meeting, and the interest of the Shareholders.

The Supervisory Committee gave independent opinion on the following:

1. Operations of the Company were in compliance with laws

Pursuant to the relevant laws and regulations of the State, the Supervisory Committee has carried out investigation and supervision on the procedures on convening the Shareholders and Directors' meetings, resolutions made and the implementation of the resolutions of the Shareholders' general meetings by the board of Directors, the carrying out of duties by the senior management and the management system of the Company, and no act against the law, regulations and the Articles of Association of the Company has been found. The Directors and managers have not violated any laws and regulations nor acted not in compliance with the Articles of Association of the Company when carrying out their duties. The Supervisory Committee considered that the performance of the board of Directors in 2003 was in compliance with relevant laws and regulations and the Articles of Association of the Company, and was serious and responsible, its decision procedures were systematic. The Company had further upgraded the internal control systems and reached all the operating targets successfully.

Supervisory Committee's Report (Cont'd)

2. Inspection of the financial situation of the Company

The Supervisory Committee of the Company carried out supervision and inspections on the financial system and financial situation of the Company, and considered that the Company and its controlling Shareholders have, in accordance with the "Five Separations" principle, established independent financial accounts and had independent financial personnel. The Supervisory Committee has noted the unqualified auditors' opinion from Deloitte Touche Tohmatsu Certified Public Accountants Ltd. The Supervisory Committee was of the view that the financial statements truly, accurately and objectively reflected the Company's financial situation and operating results. The Company's results were true; all expenses and costs were in accordance with relevant laws, regulations, the Articles of Association of the Company and were in compliance with the relevant requirements of the "Enterprise Accounting Standard" and "Enterprise Accounting System".

3. Acquisition of Assets

In August, 2003, the Company acquired 80% equity interest in Zoucheng Nanmei Shipping Co., Ltd. for RMB10.164 million by internal resources. Details are disclosed in the announcements in *China Securities* and *Shanghai Securities* in the PRC, and *Wen Wei Po* and *South China Morning Post* in Hong Kong on 18th August, 2003.

On 29th December, 2003, Zoucheng Nanmei Shipping Co., Ltd. changed its name to Shandong Yanmei Shipping Co., Ltd..

On 30th December, 2003, the Company acquired another 12% equity interest in Shandong Yanmei Shipping Co., Ltd. from Shandong Chuangye Investment & Development Co., Ltd.. The purchase price was RMB1.528 million. Currently, the Company owns 92% equity interest in Shandong Yanmei Shipping Co., Ltd..

The consideration for the acquisition was fair and reasonable. The resolution, voting procedures, and the disclosure made by the board of Directors are in compliance with the relevant laws and regulations and the Company's Articles of Association; and are legal and valid and reflect the principles of integrity, fairness and equity. Such connected transaction contributes to the improvement of the marketing system, cost reduction and profit enhancement of the Company, and is therefore in the interests of the Company and all its Shareholders.

4. Connected transactions

The connected transactions during the period of this report between the Company and the Parent Company and its subsidiaries were just, fair and lawful, and did not impair the interests of the Company and the Shareholders.

On 29th May, 2003, the Second Supplemental Agreement was entered into between the Company and the Parent Company (contents of which were disclosed in the circular to Shareholders dated 30th May, 2003), and was approved by the independent Shareholders at the annual general meeting for the year 2002 held on 27th June, 2003.

The Supervisory Committee believes that the amendments to the ongoing connected transactions with the Parent Company pursuant to the Second Supplemental Agreement were fair and reasonable, protected the interests of the Company and the independent Shareholders, and reflected the principles of marketisation, justice and equity.

Meng Xianchang
Chairman of the Supervisory Committee

Zoucheng, PRC, 16th April, 2004

Report of the Auditors

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED
兗州煤業股份有限公司
(A joint stock company with limited liability established in the People's Republic of China)

We have audited the financial statements on pages 38 to 88 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent conclusion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, April 16, 2004

Consolidated Statement of Income

		Year ended December 31,		
		2003	2002	2001
	NOTES	**RMB'000**	RMB'000	RMB'000
GROSS SALES OF COAL		**8,386,629**	7,772,315	6,369,649
TRANSPORTATION COSTS OF COAL		**(1,592,294)**	(1,558,414)	(1,493,639)
NET SALES OF COAL	5	**6,794,335**	6,213,901	4,876,010
RAILWAY TRANSPORTATION SERVICE INCOME		**154,585**	142,471	–
		6,948,920	6,356,372	4,876,010
COST OF SALES AND SERVICE PROVIDED	6	**(3,755,023)**	(3,362,901)	(2,812,583)
GROSS PROFIT		**3,193,897**	2,993,471	2,063,427
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7	**(1,264,858)**	(1,231,059)	(759,631)
OTHER OPERATING INCOME	8	**105,845**	103,729	117,896
OPERATING INCOME		**2,034,884**	1,866,141	1,421,692
INTEREST EXPENSES	9	**(59,966)**	(117,929)	(61,519)
INCOME BEFORE INCOME TAXES	10	**1,974,918**	1,748,212	1,360,173
INCOME TAXES	12	**(587,710)**	(523,148)	(389,228)
INCOME BEFORE MINORITY INTEREST		**1,387,208**	1,225,064	970,945
MINORITY INTEREST		**(522)**	(3,065)	–
NET INCOME		**1,386,686**	1,221,999	970,945
APPROPRIATIONS TO RESERVES		**425,566**	817,187	141,698
DIVIDEND	13	**298,480**	287,000	235,340
EARNINGS PER SHARE	14	**RMB0.48**	RMB0.43	RMB0.35
EARNINGS PER ADS	14	**RMB24.16**	RMB21.29	RMB17.29

Consolidated Balance Sheet

	NOTES	At December 31, 2003 RMB'000	2002 RMB'000
ASSETS			
CURRENT ASSETS			
Bank balances and cash		**2,023,772**	1,544,173
Restricted cash	15	**17,521**	51,761
Bills and accounts receivable	16	**1,239,424**	802,929
Investments in securities	17	**–**	88,702
Inventories	18	**502,028**	576,579
Other loan receivable	19	**100,000**	–
Prepayments and other current assets	20	**534,473**	756,019
TOTAL CURRENT ASSETS		**4,417,218**	3,820,163
MINING RIGHTS	21	**112,607**	119,231
LAND USE RIGHTS	22	**604,912**	618,206
PROPERTY, PLANT AND EQUIPMENT, NET	23	**8,616,373**	8,276,941
GOODWILL	24	**93,165**	51,660
NEGATIVE GOODWILL	25	**(55,241)**	(82,861)
INVESTMENTS IN SECURITIES	17	**1,760**	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES	27	**30,138**	30,138
DEFERRED TAX ASSET	28	**88,872**	88,807
TOTAL ASSETS		**13,909,804**	12,924,045

Consolidated Balance Sheet (Cont'd)

		At December 31,	
		2003	2002
	NOTES	**RMB'000**	RMB'000
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bills and accounts payable	29	**427,608**	602,725
Other payables and accrued expenses	30	**1,174,813**	634,790
Provision for land subsidence, restoration, rehabilitation and environmental costs	31	**85,022**	83,044
Amounts due to Parent Company and its subsidiary companies	38	**369,620**	285,308
Unsecured bank borrowing – due within one year	32	**200,000**	–
Taxes payable		**114,903**	56,867
TOTAL CURRENT LIABILITIES		**2,371,966**	1,662,734
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES – DUE AFTER ONE YEAR	38	**50,859**	61,341
UNSECURED BANK BORROWING – DUE AFTER ONE YEAR	32	**400,000**	1,200,000
TOTAL LIABILITIES		**2,822,825**	2,924,075
COMMITMENTS	39		
SHAREHOLDERS' EQUITY		**11,083,239**	9,995,033
MINORITY INTEREST		**3,740**	4,937
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**13,909,804**	12,924,045

The financial statements on pages 38 to 88 were approved and authorized for issue by the Board of Directors on April 16, 2004 and are signed on its behalf by:

Yang De Yu	**Wu Yu Xiang**
Director	*Director*

Balance Sheet

	NOTES	At December 31, 2003 RMB'000	2002 RMB'000
ASSETS			
CURRENT ASSETS			
Bank balances and cash		**2,021,667**	1,540,637
Restricted cash	15	**17,521**	51,761
Bills and accounts receivable	16	**1,238,689**	802,929
Investments in securities	17	**–**	88,702
Inventories	18	**496,630**	569,497
Other loan receivable	19	**100,000**	–
Prepayments and other current assets	20	**529,380**	755,049
TOTAL CURRENT ASSETS		**4,403,887**	3,808,575
MINING RIGHTS	21	**112,607**	119,231
LAND USE RIGHTS	22	**604,912**	618,206
PROPERTY, PLANT AND EQUIPMENT, NET	23	**8,603,341**	8,276,343
GOODWILL	24	**82,003**	51,660
NEGATIVE GOODWILL	25	**(55,241)**	(82,861)
INVESTMENT IN SUBSIDIARIES	26	**14,402**	2,710
INVESTMENTS IN SECURITIES	17	**1,760**	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES	27	**30,138**	30,138
DEFERRED TAX ASSET	28	**88,872**	88,807
TOTAL ASSETS		**13,886,681**	12,914,569

Balance Sheet (Cont'd)

	NOTES	At December 31, 2003 RMB'000	2002 RMB'000
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bills and accounts payable	29	**427,771**	602,489
Other payables and accrued expenses	30	**1,183,391**	633,325
Provision for land subsidence, restoration, rehabilitation and environmental costs	31	**85,022**	83,044
Amounts due to Parent Company and its subsidiary companies	38	**343,469**	285,308
Unsecured bank borrowing – due within one year	32	**200,000**	–
Taxes payable		**114,282**	56,749
TOTAL CURRENT LIABILITIES		**2,353,935**	1,660,915
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES – DUE AFTER ONE YEAR	38	**50,859**	61,341
UNSECURED BANK BORROWING – DUE AFTER ONE YEAR	32	**400,000**	1,200,000
TOTAL LIABILITIES		**2,804,794**	2,922,256
COMMITMENTS	39		
SHAREHOLDERS' EQUITY	33	**11,081,887**	9,992,313
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**13,886,681**	12,914,569

Yang De Yu
Director

Wu Yu Xiang
Director

Consolidated Statement of Changes in Shareholders' Equity

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000 (note)	Statutory common reserve fund RMB'000	Statutory common welfare fund RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at January 1, 2001	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
Additional issue of shares, net of share issue expenses of RMB77,253,000	270,000	1,184,804	–	–	–	–	1,454,804
Net income	–	–	–	–	–	970,945	970,945
Appropriations to reserves	–	–	–	94,465	47,233	(141,698)	–
Dividends	–	–	–	–	–	(235,340)	(235,340)
Balance at December 31, 2001	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	–	–	–	–	–	1,221,999	1,221,999
Appropriations to reserves, net of minority interests' share	–	–	743,489	49,105	24,593	(817,187)	–
Dividends	–	–	–	–	–	(287,000)	(287,000)
Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033
Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033
Net income	–	–	–	–	–	1,386,686	1,386,686
Appropriations to reserves, net of minority interests' share	–	–	259,674	110,580	55,312	(425,566)	–
Dividends	–	–	–	–	–	(298,480)	(298,480)
Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239

Note:

Prior to 1999, the Company was required to contribute RMB1.80 per tonne of raw coal mined to National Coal Industry Bureau ("NCIB") and Shangdong Coal Mining Industrial Bureau ("SCMIB") in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.20 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999. The annual transfer to the future development fund was stopped starting from January 1999.

According to a clarification of the relevant regulations obtained from the Ministry of Finance during the year ended December 31, 2002, the requirement for the Company to transfer an annual amount to the future development fund had not been changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Therefore, the Company was required to transfer an amount of RMB743,489,000 (including RMB204,134,000, RMB164,738,000 and RMB144,007,000 for the years ended December 31, 2001, 2000 and 1999, respectively, that would have been transferred had the transfer not been stopped on January 1, 1999), to the future development fund in 2002, representing RMB6 per tonne of raw coal mined, from retained earnings.

The annual transfer to the future development fund at RMB6 per tonne has been resumed since January 1, 2003.

Consolidated Statement of Cash Flows

	NOTES	Year ended December 31, 2003 RMB'000	2002 RMB'000	2001 RMB'000
OPERATING ACTIVITIES				
Income before minority interest		**1,387,208**	1,225,064	970,945
Adjustments to reconcile income before minority interest to net cash from operating activities:				
Depreciation of property, plant and equipment and land use rights		**933,827**	851,119	819,638
Amortization of goodwill		**9,657**	777	777
Release of negative goodwill to income		**(27,620)**	(27,620)	(27,620)
Amortization of mining rights		**6,624**	6,624	6,624
Recognition of deferred tax asset		**(65)**	(1,386)	(2,260)
(Gain) loss on disposal of property, plant and equipment		**(6,872)**	1,093	5,811
Gain on disposal of investments in securities		**(1,424)**	(2,209)	–
(Increase) decrease in assets (net of acquisitions):				
Bills and accounts receivable		**(435,760)**	(104,091)	145,380
Inventories		**93,153**	(93,818)	(157,373)
Prepayments and other current assets		**233,821**	231,301	(282,451)
Taxes receivable		**–**	21,674	(21,674)
Increase (decrease) in liabilities (net of acquisitions):				
Bills and accounts payable		**(175,117)**	(56,492)	79,275
Other payables and accrued expenses		**569,651**	90,973	186,763
Provision for land subsidence, restoration, rehabilitation and environmental costs		**(2,194)**	(43,419)	(16,528)
Amounts due to Parent Company and its subsidiary companies		**58,794**	84,048	52,658
Taxes payable		**57,553**	56,074	(149,726)
NET CASH FROM OPERATING ACTIVITIES		**2,701,236**	2,239,712	1,610,239

		Year ended December 31,		
		2003	2002	2001
	NOTES	**RMB'000**	RMB'000	RMB'000
INVESTING ACTIVITIES				
Purchase of property, plant and equipment		**(1,317,856)**	(842,471)	(677,936)
Increase in other loan receivable		**(100,000)**	–	–
Acquisition of Railway Assets	35	**(40,000)**	(1,282,445)	–
Acquisition of Yanmei Shipping	34	**(11,186)**	–	–
Proceeds on disposal of investments in securities		**90,126**	52,206	–
Proceeds on disposal of property, plant and equipment		**34,399**	47,800	13,686
Decrease (increase) in restricted cash		**34,240**	(21,761)	(30,000)
Acquisition of investments in securities		**–**	(88,702)	(51,757)
Deposit made on acquisition of investments in securities		**–**	(30,138)	–
Acquisition of Jining III	36	**–**	–	(1,204,133)
Acquisition of Zhongyan	37	**–**	–	1,941
NET CASH FLOW USED IN INVESTING ACTIVITIES		**(1,310,277)**	(2,165,511)	(1,948,199)
FINANCING ACTIVITIES				
Repayments of bank borrowings		**(600,000)**	(400,000)	–
Dividend paid		**(298,480)**	(287,000)	(235,340)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		**(11,115)**	(567,242)	(601,452)
Dividend paid to a minority shareholder of a subsidiary		**(1,765)**	(592)	–
Bank borrowings raised		**–**	1,600,000	–
Issues of shares, net of share issue expenses		**–**	–	1,454,804
NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES		**(911,360)**	345,166	618,012
NET INCREASE IN CASH AND CASH EQUIVALENTS		**479,599**	419,367	280,052
CASH AND CASH EQUIVALENTS, BEGINNING		**1,544,173**	1,124,806	844,754
CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH		**2,023,772**	1,544,173	1,124,806
Additional cash flow information:				
Cash paid during the year for				
Interest		**56,838**	147,361	37,109
Income taxes		**530,222**	446,786	562,888

Notes to the Financial Statements

1. GENERAL

The Company is established as a joint stock company with limited liability in the People's Republic of China (the "PRC") and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine ("Jining II") and Jining III coal mine ("Jining III") as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company's ultimate holding company, Yankuang Group Corporation Limited (the "Parent Company"), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation. The Company acquired Jining II from the Parent Company for cash in 1998. The Company acquired Jining III from the Parent Company effective from January 1, 2001. This acquisition was financed as set out below.

On January 3, 2001, the Company allotted an additional 100,000,000 A shares to the public in the PRC (the "A Share Issue") and the A shares have been listed on the Shanghai Securities Exchange ("SSE") since February 2001. On May 14, 2001, the Company issued an aggregate of 170,000,000 H shares to independent investors and the H shares were listed on The Stock Exchange of Hong Kong Limited. The total net proceeds from the A share and H share offerings were approximately RMB960,607,000 and HK$461,867,000 (equivalent to approximately RMB494,197,000), respectively. The proceeds were applied towards the purchase price of Jining III of approximately RMB2,583 million. The purchase price includes the cost of Jining III of approximately RMB2,450,905,000 and the cost of the mining rights of approximately RMB132,479,000.

The consideration for the cost of Jining III was fully settled as follows:

(i) *Initial installment*

RMB243,526,000 was paid on January 1, 2001, the completion date;

(ii) Second installment

The net proceeds of RMB960,607,000 of the A Share Issue were paid over on January 22, 2001.

(iii) Third installment

50% of the outstanding balance of the purchase price was paid (without interest) prior to December 31, 2001; and

(iv) Fourth installment

The outstanding balance of the purchase price was paid (without interest) prior to December 31, 2001.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001.

1. GENERAL (Continued)

On January 1, 2002, the Company acquired from the Parent Company the assets of the special purpose coal railway transportation business (the "Railway Assets"). The consideration for the acquisition of the Railway Assets was approximately RMB1,242,586,000 subject to the adjustments as follows:

For each of the years ending December 31, 2002, 2003 and 2004, the Company will pay an extra RMB40,000,000 for each year if Railway Assets' actual capacity reaches 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes, respectively.

The acquisition was funded by cash of the Company and a long-term bank loan of RMB1,200,000,000, the repayment of which is guaranteed by the Parent Company.

For the years ended December 31, 2003 and 2002, the Railway Assets' actual capacity were more than 28,000,000 tonnes and 25,000,000 tonnes, respectively, and accordingly the consideration has been adjusted to approximately RMB1,322,586,000 and RMB1,282,586,000, respectively.

At December 31, 2003 and 2002, the Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan"), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery. The Company acquired its stake in Zhongyan during the year ended December 31, 2001 for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the Group's results.

At December 31, 2003, the Company acquired a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) ("Yanmei Shipping") for a cash consideration of RMB11,692,000. Yanmei Shipping is a limited liability company established and operated in the PRC and is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials. Yanmei Shipping did not have any significant impact on the Group's results.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company's A shares are listed on the SSE, its H shares are listed on The Stock Exchange of Hong Kong Limited, and its American Depositary Shares ("ADS", one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

2. BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises ("PRC GAAP"). Differences between IFRS and PRC GAAP are stated in note 45.

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America ("US GAAP") are stated in note 46.

Notes to the Financial Statements (Cont'd)

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

The principal accounting policies which have been adopted in preparing these financial statements and which conform with IFRS are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries as of December 31 each year.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognized.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Group.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Investments in subsidiaries

Investments in subsidiaries in the Company's balance sheet are stated at cost, less any identified impairment loss.

Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time deposits which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mining rights

Mining rights of Jining III are stated at cost less accumulated amortization and are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine.

Property, plant and equipment and land use rights

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses. When assets are sold or retired, the gain or loss is determined as the difference between the sales proceeds and the carrying amount of the asset and the gain or loss is included in the statement of income.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, after taking into account their estimated residual value, using the straight line method. The estimated useful lives of property, plant and equipment are as follows:

Buildings	15 to 35 years
Harbour works and craft	40 years
Railway structure	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated lives of 18 years.

The mining structure includes the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structure using the units of production method based on the estimated production volume for which the structure was designed.

Land use rights are amortized over the term of the relevant rights.

Assets under construction are not depreciated until they are completed and put into commercial operation.

Construction in progress

Construction in progress is stated at cost less any identified impairment loss. Cost comprises construction expenditures and other direct costs attributable to such projects, including borrowing costs, if the amount of capital expenditures and the time involved to complete the construction are significant. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policies as stated above.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

Goodwill

Goodwill represents the excess of the purchase consideration paid over Company's share in the fair value of the identifiable assets and liabilities acquired as at the respective dates of acquisition of Jining II, the Railway Assets and Yanmei Shipping. Goodwill is capitalized and amortized on a straight line basis over a period of ten to twenty years. Additional goodwill resulting from future contingent consideration payments in respect of the acquisition of the Railway Assets will be amortized on a straight line basis over the remaining life of the original period of ten years.

Negative goodwill

Negative goodwill, which represents the excess of the fair value ascribed to the Company's share of the identifiable assets and liabilities at the date of acquisition of Jining III over the purchase consideration is presented as a deduction from the assets of the Company and of the Group. Negative goodwill is released to income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortized cost, less any impairment loss recognized to reflect irrecoverable amounts. The annual amortization of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognized in each period represents a constant yield on the investment.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in securities (Continued)

Investments other than held-to-maturity debt securities are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value, based on quoted market prices at the balance sheet date or at cost subject to impairment recognition where the fair value cannot be reliably determined. Where securities are held for trading purposes, unrealized gains and losses are included in net profit or loss for the period. For available-for-sale investments, unrealized gains and losses are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the net profit or loss for the period.

Inventories

Inventories of coal are physically measured and are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less provision, if necessary, for obsolescence.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Financial Statements (Cont'd)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

No development expenditure has been deferred.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowings costs are recognized as an expense in the period in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The Group maintains its books and records in Renminbi.

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China prevailing at the balance sheet date. Profits and losses arising on translation are recorded in the statement of income.

Government grants

Government grants are recognized over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditures incurred by the Group, they are reported separately as other operating income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and, commencing from January 1, 2002, the Group is also engaged in the coal railway transportation business. Commencing from December 31, 2003, the Group is also engaged in the transportation business via rivers and lakes. The Group operates only in the PRC. All the identifiable assets of the Group are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation ("National Coal Corporation"), Minmetals Trading Co., Ltd. ("Minmetals Trading") or Shanxi Coal Imp. & Exp. Group Corp. ("Shanxi Coal Corporation"). The final customer destination of the Company's export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The Company's subsidiary is engaged in trading and processing of mining machinery in the PRC. No separate segment information about the subsidiary's business is presented in these financial statements as the underlying gross sales, results and assets of the subsidiary's business are insignificant to the Group.

Business segments

For management purposes, the Group is currently organized into two operating divisions – coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Notes to the Financial Statements (Cont'd)

4. SEGMENT INFORMATION (Continued)

Principal activities are as follows:

Coal mining	– Underground mining, preparation and sales of coal
Coal railway transportation	– Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2003			
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
GROSS REVENUE				
External	**8,386,629**	**154,585**	**–**	**8,541,214**
Inter-segment	**–**	**400,048**	**(400,048)**	**–**
Total	**8,386,629**	**554,633**	**(400,048)**	**8,541,214**

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT				
Segment results	**2,013,688**	**245,041**	**–**	**2,258,729**
Unallocated corporate expenses				**(246,469)**
				2,012,260
Unallocated corporate income				**22,624**
Operating income				**2,034,884**
Interest expenses				**(59,966)**
Income before income taxes				**1,974,918**
Income taxes				**(587,710)**
Income before minority interest				**1,387,208**

BALANCE SHEET

	At December 31, 2003			
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
ASSETS				
Segment assets	**10,440,480**	**1,115,491**	**2,353,833**	**13,909,804**
LIABILITIES				
Segment liabilities	**1,818,585**	**11,929**	**992,311**	**2,822,825**

4. SEGMENT INFORMATION (Continued)

OTHER INFORMATION

	For the year ended December 31, 2003			
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
Capital additions	1,255,070	82,616	14,144	1,351,830
Amortization of goodwill	777	8,880	–	9,657
Release of negative goodwill to income	(27,620)	–	–	(27,620)
Depreciation of property, plant and equipment and land use rights	850,994	79,445	3,774	934,213
Amortization of mining rights	6,624	–	–	6,624
(Gain) loss on disposal of property, plant and equipment	(7,113)	185	56	(6,872)
Allowance for doubtful debts	80,272	–	–	80,272

INCOME STATEMENT

	For the year ended December 31, 2002			
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000
GROSS REVENUE				
External	7,772,315	142,471	–	7,914,786
Inter-segment	–	386,823	(386,823)	–
Total	7,772,315	529,294	(386,823)	7,914,786

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT				
Segment results	1,791,446	271,272	–	2,062,718
Unallocated corporate expenses				(226,795)
				1,835,923
Unallocated corporate income				30,218
Operating income				1,866,141
Interest expenses				(117,929)
Income before income taxes				1,748,212
Income taxes				(523,148)
Income before minority interest				1,225,064

Notes to the Financial Statements (Cont'd)

4. SEGMENT INFORMATION (Continued)

BALANCE SHEET

	At December 31, 2002			
	Coal mining RMB'000	Coal railway transportation RMB'000	Corporate and others RMB'000	Consolidated RMB'000
ASSETS				
Segment assets	9,861,375	1,162,372	1,900,298	12,924,045
LIABILITIES				
Segment liabilities	1,346,568	56,000	1,521,507	2,924,075

OTHER INFORMATION

	For the year ended December 31, 2002			
	Coal mining RMB'000	Coal railway transportation RMB'000	Corporate and others RMB'000	Consolidated RMB'000
Capital additions	802,090	1,206,898	5,547	2,014,535
Amortization of goodwill	777	–	–	777
Release of negative goodwill to income	(27,620)	–	–	(27,620)
Depreciation of property, plant and equipment and land use rights	764,470	75,519	11,130	851,119
Amortization of mining rights	6,624	–	–	6,624
Loss on disposal of property, plant and equipment	1,093	–	–	1,093
Allowance for doubtful debts	66,204	–	–	66,204

Note:

No segment information for the year ended December 31, 2001 is presented as the Group was engaged primarily in the coal mining business during that year.

The number of employees of each of the Group's principal divisions are as follows:

	At December 31,		
	2003	2002	2001
Coal mining	**24,810**	24,623	23,689
Coal railway transportation	**3,151**	3,249	–
	27,961	27,872	23,689

5. NET SALES OF COAL

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Domestic sales of coal, gross	**4,840,317**	3,939,953	3,014,933
Less: Transportation costs	**503,228**	525,998	415,121
Domestic sales of coal, net	**4,337,089**	3,413,955	2,599,812
Export sales of coal, gross	**3,546,312**	3,832,362	3,354,716
Less: Transportation costs	**1,089,066**	1,032,416	1,078,518
Export sales of coal, net	**2,457,246**	2,799,946	2,276,198
Net sales of coal	**6,794,335**	6,213,901	4,876,010

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB1.20 per metric tonne ("tonne") of the imputed quantity of raw coal sold and are paid to the local tax bureau. The resource tax for each of the three years ended December 31, 2003, 2002 and 2001 amounted to RMB49,925,000, RMB44,712,000 and RMB40,351,000, respectively.

6. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Materials	**899,602**	752,513	643,664
Wages and employee benefits	**863,707**	757,532	572,202
Electricity	**278,507**	278,407	218,579
Depreciation	**836,120**	813,761	784,477
Land subsidence, restoration, rehabilitation and environmental costs	**264,158**	232,030	210,939
Repairs and maintenance	**374,855**	346,290	276,791
Annual fee and amortization of mining rights (note)	**19,604**	19,604	19,604
Transportation costs	**48,231**	43,239	22,632
Others	**170,239**	119,525	63,695
	3,755,023	3,362,901	2,812,583

Note: The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Group's mines other than Jining III. The annual fee is subject to change after a ten-year period.

The cost of the mining rights of Jining III of approximately RMB132,479,000 acquired in 2001 is amortized on a straight line basis over twenty years.

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Retirement benefits scheme contributions (note 40)	**349,377**	334,120	265,825
Wages and employee benefits	**115,456**	164,549	75,717
Additional medical insurance	**27,814**	29,710	–
Depreciation	**44,339**	37,358	35,161
Amortization of goodwill	**9,657**	777	777
Distribution charges	**37,779**	54,524	57,970
Allowance for doubtful debts	**80,272**	66,204	2,508
Resource compensation fees (note)	**84,941**	73,762	31,240
Repairs and maintenance	**13,918**	8,668	8,247
Research and development	**46,144**	30,657	23,026
Staff training costs	**26,780**	26,272	23,991
Freight charges	**14,862**	14,016	5,532
Others	**413,519**	390,442	229,637
	1,264,858	1,231,059	759,631

Note: In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

8. OTHER OPERATING INCOME

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Dividend income	**4,810**	–	–
Gain on sales of auxiliary materials	**35,197**	21,277	21,233
Gain on disposal of property, plant and equipment	**6,872**	–	–
Government grants (note)	**8,194**	20,157	–
Interest income from bank deposits	**13,631**	28,737	39,863
Interest income from investments in securities	**–**	1,481	–
Interest income on loan receivable	**4,183**	–	–
Release of negative goodwill to income	**27,620**	27,620	27,620
Write back of allowance for doubtful debts	**–**	–	29,180
Others	**5,338**	4,457	–
	105,845	103,729	117,896

Note: Government grants represents the amount granted to the Group in respect of its export sales activities in prior years and received during the year.

9. INTEREST EXPENSES

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Interest expenses on:			
– bank borrowings wholly repayable within 5 years	**53,682**	3,666	1,924
– bank borrowings not wholly repayable within 5 years	**–**	72,072	–
– bills receivable discounted without recourse	**1,023**	2,235	–
Deemed interest expenses (note 36)	**5,261**	39,956	59,595
	59,966	117,929	61,519

No interest was capitalized during the relevant periods.

10. INCOME BEFORE INCOME TAXES

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Income before income taxes has been arrived at after charging:			
Amortization of mining rights	**6,624**	6,624	6,624
Auditors' remuneration	**5,000**	3,500	2,200
Staff costs, including directors' and supervisors' emoluments	**1,437,682**	1,354,251	937,735
Loss on disposal of property, plant and equipment	**–**	1,093	5,811
and crediting:			
Gain on disposal of investments in securities	**1,424**	2,209	–

11. DIRECTORS' AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors' and supervisors' emoluments

Details of the directors' and supervisors' emoluments are as follows:

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Independent non-executive directors			
Fees	**248**	239	128
Executive directors			
Fees	**–**	–	–
Salaries, allowance and other benefits in kind	**989**	825	846
Retirement benefits scheme contributions (note 40)	**445**	371	381
Discretionary bonuses	**–**	–	–
	1,434	1,196	1,227
Supervisors			
Fees	**–**	–	–
Salaries, allowance and other benefits in kind	**426**	400	209
Retirement benefits scheme contributions (note 40)	**191**	180	94
Discretionary bonuses	**–**	–	–
	617	580	303

Emoluments of each of the directors and supervisors are all within the band of Nil to HK$1,000,000 for the years ended December 31, 2003, 2002 and 2001.

(b) Employees' emoluments

The five highest paid individuals in the Group in 2003 included five directors (2002: three; 2001: five), details of whose emoluments are included in the disclosures in note 11(a) above. The emoluments of the remaining two individuals for the year ended December 31, 2002 were as follows:

	2002
	RMB'000
Salaries, allowance and other benefits in kind	314
Retirement benefits scheme contributions (note 40)	141
Discretionary bonuses	–
	455

Emoluments of each of these employees were all within the band of Nil to HK$1,000,000 for the year ended December 31, 2002.

12. INCOME TAXES

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Income taxes	**587,775**	524,534	391,488
Deferred tax credit (note 28)	**(65)**	(1,386)	(2,260)
	587,710	523,148	389,228

The Company is subject to an income tax rate of 33% on its taxable income. A reconciliation between the provision for income taxes computed by applying the standard PRC income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Standard income tax rate in the PRC	**33%**	33%	33%
Standard income tax rate applied to income before income taxes	**651,723**	576,910	448,857
Reconciling items:			
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	**(85,692)**	(76,101)	(67,364)
Amortization of the revaluation surplus of low-priced consumables deductible for tax purposes but not for accounting purposes under IFRS	**–**	–	(1,212)
Release of negative goodwill not subject to tax	**(9,115)**	(9,115)	(9,115)
Deemed interest not deductible for tax purposes	**1,736**	13,185	19,666
Allowance for doubtful debts not deductible for tax purposes	**25,731**	23,681	–
Government grants received not subject to tax	**(2,704)**	(6,652)	–
Others	**6,031**	1,240	(1,604)
Income taxes	**587,710**	523,148	389,228
Effective income tax rate	**30%**	30%	29%

The Company had received approval from the respective tax authorities for the filing of consolidated income taxes by the Parent Company prior to July 2001. Starting from July 2001, the Company submitted a separate income tax filing. The provision for income taxes of the relevant periods represents the provision calculated by the Company on the basis of a separate income tax filing. The subsidiaries acquired during the years ended December 31, 2001 and 2003 did not have any significant impact on the income taxes provided for the years ended December 31, 2001, 2002 and 2003.

Notes to the Financial Statements (Cont'd)

13. DIVIDEND

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Final dividend approved	**298,480**	287,000	235,340

Pursuant to the annual general meeting held on June 15, 2001, a final dividend of approximately RMB235,340,000 or RMB0.082 per share proposed by the board of directors in respect of the year ended December 31, 2000 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 7, 2002, a final dividend of approximately RMB287,000,000, or RMB0.100 per share proposed by the board of directors in respect of the year ended December 31, 2001 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 27, 2003, a final dividend of approximately RMB298,480,000 or RMB0.104 per share proposed by the board of directors in respect of the year ended December 31, 2002 was approved and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend and special dividend of approximately RMB327,180,000 and RMB143,500,000 calculated based on a total number of 2,870,000,000 shares issued at RMB1 each, at RMB0.114 per share and at RMB0.050 per share, respectively, in respect of the year ended December 31, 2003. The declaration and payment of the final dividend and special dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company's Articles of Association. A shareholders' general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

14. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the years ended December 31, 2003, 2002 and 2001 is based on the net income for the year of RMB1,386,686,000, RMB1,221,999,000 and RMB970,945,000 and on the weighted average of 2,870,000,000 shares, 2,870,000,000 shares and 2,807,507,000 shares in issue, respectively, during the year.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being equivalent to 50 shares.

15. RESTRICTED CASH

At the balance sheet date, the amount represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group and the Company.

16. BILLS AND ACCOUNTS RECEIVABLE

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Total bills receivable	**657,090**	239,974	**656,490**	239,974
Total accounts receivable	**682,961**	639,038	**682,826**	639,038
Less: Allowance for doubtful debts	**(100,627)**	(76,083)	**(100,627)**	(76,083)
Total bills and accounts receivable, net	**1,239,424**	802,929	**1,238,689**	802,929

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

An analysis of the allowance for doubtful debts for 2003 and 2002 follows:

	THE GROUP AND THE COMPANY At December 31,	
	2003	2002
	RMB'000	RMB'000
Balance at January 1	**76,083**	57,864
Additional allowance charged to income	**71,125**	64,604
Direct write-off charged against allowance	**(46,581)**	(46,385)
Balance at December 31	**100,627**	76,083

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
1 – 180 days	**961,307**	551,795	**960,572**	551,795
181 – 365 days	**177,571**	182,371	**177,571**	182,371
1 – 2 years	**114,887**	99,633	**114,887**	99,633
2 – 3 years	**78,919**	38,388	**78,919**	38,388
Over 3 years	**7,367**	6,825	**7,367**	6,825
	1,340,051	879,012	**1,339,316**	879,012

Notes to the Financial Statements (Cont'd)

17. INVESTMENTS IN SECURITIES

	THE GROUP AND THE COMPANY At December 31,	
	2003	2002
	RMB'000	RMB'000
Available-for-sale investments		
NON-CURRENT		
Equity investments	1,760	1,760
CURRENT		
Fixed maturity investments	–	88,702

The non-current investments in securities represents unlisted equity investments with no quoted market price and the amount is stated at cost subject to impairment recognition. The current investments in securities represented investments in listed fixed maturity securities at December 31, 2002 and were redeemed during the year. At December 31, 2002, the carrying amounts of these fixed maturity securities approximated their quoted market prices.

18. INVENTORIES

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
COST				
Auxiliary materials, spare parts and small tools	**204,466**	309,246	**199,068**	302,164
Coal products	**297,562**	267,333	**297,562**	267,333
	502,028	576,579	**496,630**	569,497

19. OTHER LOAN RECEIVABLE

The amount represents a loan receivable from a minority shareholder of a subsidiary of the Company. The amount is guaranteed by another independent third party, bears interest at 6% per annum and is secured by shares of a private PRC company (equivalent to approximately 16% of the share capital of that company) in which the borrower is a shareholder. The amount is full settled in April 2004.

20. PREPAYMENTS AND OTHER CURRENT ASSETS

	THE GROUP		THE COMPANY	
	At December 31,		At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Advances to suppliers	**70,785**	133,687	**69,692**	133,687
Prepaid freight charges and related handling charges	**103,680**	153,191	**103,680**	153,191
Value added tax ("VAT") refund	**275,624**	342,596	**275,624**	342,596
Prepayments for purchase of property, plant and equipment	**3,163**	7,311	**3,163**	7,311
Prepaid land subsidence, restoration, rehabilitation and environmental costs	**24,510**	23,967	**24,510**	23,967
Receivables for utilities charges	**6,838**	8,162	**6,838**	8,162
Receivables for sales of auxiliary materials	**15,057**	7,835	**15,057**	7,835
Others	**34,816**	79,270	**30,816**	78,300
	534,473	756,019	**529,380**	755,049

Included in the above balances of the Group and of the Company as of December 31, 2003 and 2002 were allowances for doubtful debts of RMB12,686,000 and RMB3,539,000, respectively. During the year ended December 31, 2003, the Group and the Company made an allowance for doubtful debts of RMB9,147,000. During the year ended December 31, 2002, the Group and the Company made an allowance for doubtful debts of RMB1,600,000 and made direct write-downs of RMB569,000 charged against the balance of the allowances.

Notes to the Financial Statements (Cont'd)

21. MINING RIGHTS

	THE GROUP AND THE COMPANY RMB'000
COST	
At January 1, 2003 and December 31, 2003	132,479
AMORTIZATION	
At January 1, 2003	13,248
Provided for the year	6,624
At December 31, 2003	19,872
NET BOOK VALUES	
At December 31, 2003	112,607
At December 31, 2002	119,231

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Group's mines other than Jining III. The annual fee is subject to change after a ten-year period.

22. LAND USE RIGHTS

	THE GROUP AND THE COMPANY RMB'000
COST	
At January 1, 2003 and December 31, 2003	658,549
DEPRECIATION	
At January 1, 2003	40,343
Provided for the year	13,294
At December 31,2003	53,637
NET BOOK VALUES	
At December 31, 2003	604,912
At December 31, 2002	618,206

The land use rights have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets has not yet been completed at December 31, 2003.

23. PROPERTY, PLANT AND EQUIPMENT, NET

THE GROUP

	Buildings RMB'000	Harbour works and craft RMB'000	Railway structure RMB'000	Mining structure RMB'000	Plant, machinery and equipment RMB'000	Trans-portation equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST								
At January 1, 2003	2,024,122	–	720,704	3,646,069	6,602,377	270,740	124,923	13,388,935
Acquisition of a subsidiary	–	–	–	–	1,708	10,843	–	12,551
Additions	–	–	–	–	19,992	704	1,267,421	1,288,117
Transfers	28,805	250,231	425	258,391	742,378	26,366	(1,306,596)	–
Disposals	–	–	(645)	–	(51,881)	(26,909)	–	(79,435)
At December 31, 2003	2,052,927	250,231	720,484	3,904,460	7,314,574	281,744	85,748	14,610,168
DEPRECIATION								
At January 1, 2003	706,902	–	52,286	1,300,221	2,935,073	117,512	–	5,111,994
Provided for the year	90,943	–	54,893	108,197	646,177	33,499	–	933,709
Eliminated on disposals	–	–	(276)	–	(35,531)	(16,101)	–	(51,908)
At December 31,2003	797,845	–	106,903	1,408,418	3,545,719	134,910	–	5,993,795
NET BOOK VALUES								
At December 31, 2003	1,255,082	250,231	613,581	2,496,042	3,768,855	146,834	85,748	8,616,373
At December 31, 2002	1,317,220	–	668,418	2,345,848	3,667,304	153,228	124,923	8,276,941

Notes to the Financial Statements (Cont'd)

23. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

THE COMPANY

	Buildings	Harbour works and craft	Railway structure	Mining structure	Plant, machinery and equipment	Trans-portation equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST								
At January 1, 2003	2,024,122	–	720,704	3,646,069	6,602,142	270,310	124,923	13,388,270
Additions	–	–	–	–	19,984	704	1,267,421	1,288,109
Transfers	28,805	250,231	425	258,391	742,378	26,366	(1,306,596)	–
Disposals	–	–	(645)	–	(51,881)	(26,909)	–	(79,435)
At December 31, 2003	2,052,927	250,231	720,484	3,904,460	7,312,623	270,471	85,748	14,596,944
DEPRECIATION								
At January 1, 2003	706,902	–	52,286	1,300,221	2,935,026	117,492	–	5,111,927
Provided for the year	90,943	–	54,893	108,197	646,138	33,413	–	933,584
Eliminated on disposals	–	–	(276)	–	(35,531)	(16,101)	–	(51,908)
At December 31,2003	797,845	–	106,903	1,408,418	3,545,633	134,804	–	5,993,603
NET BOOK VALUES								
At December 31, 2003	1,255,082	250,231	613,581	2,496,042	3,766,990	135,667	85,748	8,603,341
At December 31, 2002	1,317,220	–	668,418	2,345,848	3,667,116	152,818	124,923	8,276,343

24. GOODWILL

	THE GROUP At December 31,		THE COMPANY At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
COST				
At January 1	**55,545**	15,545	**55,545**	15,545
Subsequent adjustment to contingent consideration payment in respect of the acquisition of Railway Assets (note 35)	**40,000**	40,000	**40,000**	40,000
Acquisition of Yanmei Shipping (note 34)	**11,162**	–	**–**	–
At December 31	**106,707**	55,545	**95,545**	55,545
AMORTIZATION				
At January 1	**3,885**	3,108	**3,885**	3,108
Provided for the year	**9,657**	777	**9,657**	777
At December 31	**13,542**	3,885	**13,542**	3,885
NET BOOK VALUES				
At December 31	**93,165**	51,660	**82,003**	51,660

25. NEGATIVE GOODWILL

	THE GROUP AND THE COMPANY	
	2003	2002
	RMB'000	RMB'000
COST		
At January 1 and December 31	**138,101**	138,101
RELEASED TO INCOME		
At January 1	**55,240**	27,620
Released for the year	**27,620**	27,620
At December 31	**82,860**	55,240
NET BOOK VALUES		
At December 31	**55,241**	82,861

The negative goodwill is released to income on a straight line basis over a period of five years.

Notes to the Financial Statements (Cont'd)

26. INVESTMENT IN SUBSIDIARIES

	THE COMPANY At December 31,	
	2003	2002
	RMB'000	RMB'000
Unlisted investments, at cost	**14,402**	2,710

The Company holds a 52.38% interest in the registered capital of Zhongyan, a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

In addition, at December 31, 2003, the Company holds a 92% interest in the registered capital of Yanmei Shipping, a limited liability company established and operated in the PRC. Yanmei Shipping is engaged in transportation via rivers and lakes and the sale of coal and construction materials.

27. DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES

The amount represents a deposit paid by the Group and the Company in connection with the acquisition of a less than 1 percent stake in Shenergy Company Limited, a company listed on the SSE. The investment is in the form of state legal person shares, which are not tradeable on the SSE. The Company is entitled to the dividend paid by Shenergy Company Limited. The unpaid consideration at December 31, 2003 is shown as a capital commitment in note 39.

28. DEFERRED TAX ASSET

	THE GROUP AND THE COMPANY	
	2003	2002
	RMB'000	RMB'000
Balance at January 1	**88,807**	87,421
Credit for the year (note 12)	**65**	1,386
Balance at December 31	**88,872**	88,807

At the balance sheet date, the deferred tax asset represents the tax effect of temporary differences on the excess of the land subsidence, restoration, rehabilitation and environmental costs charged as expenses that is eligible for tax deduction over the amounts already claimed for tax deduction.

There is no material unprovided deferred tax for the year or at the balance sheet date.

29. BILLS AND ACCOUNTS PAYABLE

	THE GROUP		THE COMPANY	
	At December 31,		At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Bills payable	**–**	100,982	**–**	100,982
Accounts payable	**427,608**	501,743	**427,771**	501,507
	427,608	602,725	**427,771**	602,489

The following is an aged analysis of bills and accounts payable at the reporting date:

	THE GROUP		THE COMPANY	
	At December 31,		At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
1 – 180 days	**239,593**	315,257	**239,756**	315,021
181 – 365 days	**135,942**	201,272	**135,942**	201,272
1 – 2 years	**52,073**	86,196	**52,073**	86,196
	427,608	602,725	**427,771**	602,489

Included in the Company's balance sheet at December 31, 2003 is an amount due from its subsidiary of RMB1,206,000.

30. OTHER PAYABLES AND ACCRUED EXPENSES

	THE GROUP		THE COMPANY	
	At December 31,		At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Customers' deposits	**598,315**	155,153	**597,617**	155,153
Accrued wages	**70,633**	46,389	**70,633**	46,389
Other taxes payable	**211,474**	149,273	**211,285**	149,273
Payables in respect of purchases of property, plant and equipment and construction materials	**84,745**	118,632	**84,745**	118,632
Utilities deposits received	**–**	4,784	**–**	4,784
Accrued freight charges	**60,093**	12,732	**60,093**	11,267
Accrued repairs and maintenance	**37,254**	28,201	**37,254**	28,201
Accrued utility expenses	**15,175**	10,372	**15,175**	10,372
Staff welfare payable	**39,512**	51,163	**39,512**	51,163
Accrued land subsidence, restoration, rehabilitation and environmental costs	**4,996**	4,468	**4,996**	4,468
Others	**52,616**	53,623	**62,081**	53,623
	1,174,813	634,790	**1,183,391**	633,325

Notes to the Financial Statements (Cont'd)

31. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	THE GROUP AND THE COMPANY	
	2003	2002
	RMB'000	RMB'000
Balance at January 1	**83,044**	120,196
Additional provision in the year	**268,330**	238,297
Transfers to prepayments and accrued expenses	**(266,352)**	(275,449)
Balance at December 31	**85,022**	83,044

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

32. UNSECURED BANK BORROWINGS

During the year ended December 31, 2002, the Group and the Company obtained a new bank loan in the amount of RMB1,200,000,000. The loan bore interest at 6.21% per annum subject to adjustments and was originally repayable in installments over a period of 7 years, the first repayment instalment of which was due in August 2004. The proceeds were used to finance the acquisition of the Railway Assets (see note 1).

During the year ended December 31, 2003, the interest rate of the bank loan has been adjusted to 5.76% per annum. The Company has made a partial repayment of RMB600,000,000 during the year and according to the terms of the loan agreement, any early settlement would be deemed to settle the latest instalments due. The balance of the loan is therefore repayable in instalments over the next 3 years, the first repayment instalment of which is due in August 2004.

The above loan is repayable as follows:

	THE GROUP AND THE COMPANY	
	2003	2002
	RMB'000	RMB'000
Within one year	**200,000**	–
More than one year, but not exceeding two years	**200,000**	200,000
More than two years, but not exceeding five years	**200,000**	600,000
Exceeding five years	**–**	400,000
	600,000	1,200,000
Less: Amount due within one year and included in current liabilities	**(200,000)**	–
Amount due after one year	**400,000**	1,200,000

33. SHAREHOLDERS' EQUITY

The movements during the year in the Company's shareholders' equity are as follows:

	Share capital RMB'000	Share premium RMB'000	Future development fund RMB'000	Statutory common reserve fund RMB'000	Statutory common welfare fund RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	–	–	–	–	–	1,219,279	1,219,279
Appropriations to reserves	–	–	743,489	49,024	24,512	(817,025)	–
Dividends	–	–	–	–	–	(287,000)	(287,000)
Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,120	194,060	2,412,369	9,992,313
Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,120	194,060	2,412,369	9,992,313
Net income	–	–	–	–	–	1,388,054	1,388,054
Appropriations to reserves	–	–	259,674	110,536	55,268	(425,478)	–
Dividends	–	–	–	–	–	(298,480)	(298,480)
Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,656	249,328	3,076,465	11,081,887

The Company's share capital structure at the balance sheet date is as follows:

Class of shares	Type of shares	Number of shares at December 31, 2003 and 2002
Domestic invested shares	– State legal person shares (held by the Parent Company)	1,670,000,000
	– A shares (note 1)	180,000,000
Foreign invested shares	– H shares (including H shares represented by ADS) (note 1)	1,020,000,000
	Total	2,870,000,000

Each share has a par value of RMB1.

Pursuant to regulations in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

33. SHAREHOLDERS' EQUITY (Continued)

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company's registered capital) and 5% to 10% of its net income for the statutory common welfare fund. The statutory common reserve fund can be used for the following purposes:

- to make good losses in previous years; or
- to convert into capital, provided such conversion is approved by a resolution at a shareholders' general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

The statutory common welfare fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature.

In accordance with the Company's Articles of Association, the net income for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company's distributable reserve as at December 31, 2003 is the retained earnings computed under PRC GAAP which amounted to approximately RMB2,691,181,000.

The Company's distributable reserve as at December 31, 2002 is also the retained earnings computed under PRC GAAP which amounted to approximately RMB2,050,188,000 (note 45).

34. ACQUISITION OF YANMEI SHIPPING

	2003 RMB'000
The net assets of Yanmei Shipping at the date of acquisition were as follows:	
Bank balances and cash	506
Bills and accounts receivable	735
Inventories	1,254
Prepayments and other current assets	16,423
Property, plant and equipment, net	12,551
Other payables and accrued expenses	(4,259)
Amounts due to Parent Company and its subsidiaries	(26,151)
Taxes payable	(483)
Minority interest	(46)
Total net assets acquired	530
Goodwill arising on acquisition	11,162
	11,692
Consideration:	
Satisfied by cash	11,692
Net cash outflow arising on acquisition:	
Cash paid	(11,692)
Bank balances and cash acquired	506
	(11,186)

During the year ended December 31, 2003, the Group acquired 92% of the issued share capital of Yanmei Shipping for a cash consideration of RMB11,692,000. The net assets acquired had been included in the coal mining segment. Yanmei Shipping did not have any significant impact on the Group's results or cash flows for the year.

Notes to the Financial Statements (Cont'd)

35. ACQUISITION OF RAILWAY ASSETS

	2002
	RMB'000
The net assets of Railway Assets at the date of acquisition were as follows:	
Bank balances and cash	141
Bills and accounts receivable	4,586
Prepayment and other current assets	132,633
Inventories	5,461
Land use rights	259,378
Property, plant and equipment, net	877,380
Bills and accounts payable	(22,830)
Other payables and accrued expenses	(14,163)
Net assets	1,242,586
Goodwill arising on subsequent adjustment to contingent consideration payment	80,000
	1,322,586
Satisfied by:	
Cash consideration paid on acquisition	1,242,586
Subsequent adjustment to contingent consideration payment	80,000
	1,322,586
Net cash outflow arising on acquisition:	
Cash paid on acquisition	(1,282,586)
Cash paid during the year ended December 31, 2003	(40,000)
Bank balances and cash acquired	141
	(1,322,445)

On January 1, 2002, the Company acquired the Railway Assets from its Parent Company for a consideration of RMB1,242,586,000.

Pursuant to the terms of the acquisition agreement, the consideration was adjusted to RMB1,282,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone target of 25,000,000 tonnes for the year ended December 31, 2002. The consideration has been further adjusted to RMB1,322,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone target of 28,000,000 tonnes for the year ended December 31, 2003.

The contribution of the Railway Assets to the revenue and results of the Group for the year ended December 31, 2002 are set out under the heading "Coal railway transportation" in note 4.

36. ACQUISITION OF JINING III

	2001 RMB'000
The net assets of Jining III at the date of acquisition were as follows:	
Bills and accounts receivable	2,920
Inventories	6,078
Prepayments and other current assets	1,362
Mining rights	132,479
Land use rights	88,929
Property, plant and equipment, net	2,372,525
Bills and accounts payable	(7,062)
Other payables and accrued expenses	(13,847)
Total net assets acquired	2,583,384
Negative goodwill	(138,101)
Consideration	2,445,283
Satisfied by:	
Cash paid on acquisition	1,204,133
Installments paid during the year ended December 31, 2001	601,452
Amounts due to Parent Company and its subsidiary companies – due within one year	567,242
Amounts due to Parent Company and its subsidiaries – due after one year	72,456
Total consideration	2,445,283

The total consideration of RMB2,445,283,000 disclosed above represents the present value of the installments payable in respect of the acquisition cost of Jining III. The difference between this amount and the gross payments due of RMB2,583,384,000, amounting to RMB138,101,000 represents a deemed interest charge on the acquisition which is charged to income in proportion to the balance outstanding each period.

Jining III contributed approximately RMB722,483,000 of net sales and RMB161,829,000 of income before income taxes during the year ended December 31, 2001.

37. ACQUISITION OF ZHONGYAN

	2001 RMB'000
The net assets of Zhongyan at the date of acquisition were as follows:	
Bank balances and cash	4,651
Inventories	13,529
Prepayments and other current assets	8,981
Property, plant and equipment, net	344
Bills and accounts payable	(1,663)
Other payables and accrued expenses	(19,875)
Tax payable	(793)
Minority interest	(2,464)
Total net assets acquired	2,710
Consideration:	
Satisfied by cash	2,710
Net cash inflow arising on acquisition:	
Cash paid	(2,710)
Bank balances and cash acquired	4,651
	1,941

During the year ended December 31, 2001, the Group acquired 52.38% of the issued share capital of Zhongyan for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the Group's results or cash flows for the year ended December 31, 2001.

38. RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2003 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings (note 1).

38. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

	THE GROUP		THE COMPANY	
	At December 31,		At December 31,	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due to Parent Company and its subsidiary companies				
Within one year	**369,620**	285,308	**343,469**	285,308
More than one year, but not exceeding two years	**9,802**	10,483	**9,802**	10,483
More than two years, but not exceeding five years	**26,101**	27,721	**26,101**	27,721
Exceeding five years	**14,956**	23,137	**14,956**	23,137
Total due	**420,479**	346,649	**394,328**	346,649
Less: amount due within one year	**369,620**	285,308	**343,469**	285,308
Amount due after one year	**50,859**	61,341	**50,859**	61,341

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Income			
Sales of coal	**229,730**	110,403	73,675
Sales of auxiliary materials	**472,899**	–	–
Gain on sales of auxiliary materials	–	12,385	11,586
Utilities and facilities	**29,000**	5,000	5,810
Railway transportation services	**66**	496	–
Expenditure			
Utilities and facilities	**285,166**	1,350	600
Annual fee for mining rights	**12,980**	12,980	12,980
Purchases of supply materials and equipment	**373,710**	409,117	143,213
Railway transportation services	–	–	248,876
Repair and maintenance services	**225,408**	239,297	207,550
Social welfare and support services	**188,825**	186,657	150,860
Technical support and training	**15,130**	15,130	15,130
Road transportation services	**17,216**	33,208	6,302
Construction services	**507,824**	–	–

Notes to the Financial Statements (Cont'd)

38. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Sales of coal by the Group	**77,155**	37,693	35,440
Transaction services provided to the Group	**74,783**	–	–

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB63,530,000, RMB66,500,000 and RMB56,220,000 for each of the three years ended December 31, 2003, 2002 and 2001, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2003, 2002 and 2001, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

On January 1, 2001, the Company acquired Jining III from the Parent Company (see note 1).

On January 1, 2002, the Company acquired the Railway Assets from the Parent Company (see note 1).

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (see notes 7 and 40).

39. COMMITMENTS

	THE GROUP AND THE COMPANY At December 31,	
	2003	2002
	RMB'000	RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
– acquisition of property, plant and equipment	**163,342**	257,382
– acquisition of an equity investment	**30,137**	30,137
	193,479	287,519

40. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a multi-employer scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate was set initially at 45% of the aggregate monthly basic salaries and wages of the Company's employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

The Company's subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff's wages as a contribution to the scheme. The subsidiaries' financial obligations under this scheme are limited to the payment of the employer's contribution. During the year, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

41. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2003, 2002 and 2001. Such expenses, amounting to RMB37,200,000, RMB37,200,000 and RMB30,970,000 for each of the three years ended December 31, 2003, 2002 and 2001, respectively, have been included as part of the social welfare and support services expenses summarized in note 38.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation. Starting from 2002, the Parent Company intends to sell the new accommodation by reference to market prices instead of cost. Accordingly, the Company paid an additional housing allowance to the employees at a percentage of their wages.

42. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bills and accounts receivable, investments in securities, bills and accounts payable and amounts due to the Parent Company and/or its subsidiary companies of the Group and of the Company approximate their fair values because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of bank borrowings approximate their fair value as the interest rates approximate the market rate.

43. CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with banks in the PRC.

The Group generally grants the long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group's domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Group's export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

For the years ended December 31, 2003, 2002 and 2001, net sales to the Group's five largest domestic customers accounted for approximately, 18.5%, 21.2% and 23.0%, respectively, of the Group's total net sales. Net sales to the Group's largest domestic customer, the Shandong Power and Fuel Company, accounted for 11.3%, 13.3% and 15.7% of the Group's net sales for the years ended December 31, 2003, 2002 and 2001, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 9.6%, 12.6 % and 14.9% of the Group's net sales for the years ended December 31, 2003, 2002 and 2001, respectively.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2003 and 2002 are as follows:

	Percentage of accounts receivable At December 31,	
	2003	2002
Five largest receivable balances	**46%**	52%

44. POST BALANCE SHEET EVENT

Under the relevant regulations and policies, the VAT charge is made at 13% on the export sales of coal products of the Group and is currently set off with the VAT refund at the same rate. Starting from January 1, 2004, the VAT refund rate has been revised to 11% by the relevant authorities.

45. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund (see note 33), which is charged to income before income taxes under PRC GAAP, to shareholders' equity:

(ii) elimination of the revaluation surplus on low-priced consumables recognized on the establishment of the Company in 1997 and subsequently amortized to the statement of income under PRC GAAP;

(iii) recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities;

(iv) negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recognized under PRC GAAP; and

(v) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the instalments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP.

45. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP (Continued)

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for the year ended December 31,			Net assets as at December 31,	
	2003	2002	2001	**2003**	2002
	RMB'000	RMB'000	RMB'000	**RMB'000**	RMB'000 (restated- see note below)
As per consolidated financial statements prepared under IFRS	1,386,686	1,221,999	970,945	11,083,239	9,995,033
Impact of IFRS adjustments in respect of:					
– transfer to future development fund which is charged to income before income taxes under PRC GAAP	(259,674)	(230,610)	(204,134)	–	–
– amortization of revaluation surplus on low-priced consumables recognized on the establishment of the Company under PRC GAAP	–	–	(3,672)	–	–
– deferred tax effect on temporary differences not recognized under PRC GAAP	(65)	(1,386)	(2,260)	(88,872)	(88,807)
– release of negative goodwill to income	(27,620)	(27,620)	(27,620)	(82,860)	(55,240)
– deemed interest expenses	5,261	39,956	59,595	104,812	99,551
– others	777	777	3,399	7,292	6,517
As per consolidated financial statements prepared under PRC GAAP					
As restated	1,105,365	1,003,116	796,253	11,023,611	9,957,054

Note: Prior to January 1, 2003, dividends proposed by the directors after the balance sheet date and subject to approval in the annual general meeting are adjusted in the consolidated financial statements under PRC GAAP as at the balance sheet date. During the year, the Group has adopted a revised accounting policy issued by the Ministry of Finance, of which dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date, but are disclosed as a separate component of equity under PRC GAAP. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increases the net assets of the Group at 1 January 2003 by RMB298,480,000 under PRC GAAP.

There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

46. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and the Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and the Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and the Railway Assets are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and the Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders' equity.

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Notes to the Financial Statements (Cont'd)

46. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

The adjustments necessary to restate net income and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,		
	2003	2002	2001
	RMB'000	RMB'000	RMB'000
Net income as reported under IFRS	**1,386,686**	1,221,999	970,945
US GAAP adjustments:			
Additional depreciation charged on fair valued property, plant and equipment and land use rights	**188,191**	188,178	164,684
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights	**(64,289)**	(64,284)	(56,532)
Amortization of negative goodwill on acquisition *of Jining III*	**(27,620)**	(27,620)	(27,620)
Amortization of mining rights of Jining III	**6,624**	6,624	6,624
Amortization of goodwill arising on acquisition of Jining II	**777**	777	777
Amortisation of goodwill arising on acquisition of the Railway Assets	**8,880**	–	–
Profit of Railway Assets included in the Group using the pooling of interest method	**–**	–	168,675
Net income under US GAAP	**1,499,249**	1,325,674	1,227,553
Earnings per share under US GAAP	**RMB0.52**	RMB0.46	RMB0.44
Earnings per ADS under US GAAP	**RMB26.12**	RMB23.10	RMB21.86

46. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

	At December 31,	
	2003	2002
	RMB'000	RMB'000
Shareholders' equity as reported under IFRS	**11,083,239**	9,995,033
US GAAP adjustments:		
Difference in cost bases of property, plant and equipment and land use rights	**(2,561,032)**	(2,561,032)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	**1,125,520**	937,329
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	**473,719**	535,822
Goodwill arising on acquisition of Jining II	**(10,883)**	(11,660)
Negative goodwill arising on acquisition of Jining III, net	**55,241**	82,861
Mining rights of Jining III	**(112,607)**	(119,231)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	**37,160**	39,346
Goodwill arising on acquisition of Railway Assets	**(71,120)**	(40,000)
Shareholders' equity under US GAAP	**10,019,237**	8,858,468

Under US GAAP, the Group's total assets would have been RMB12,845,802,000 and RMB11,787,480,000 at December 31, 2003 and 2002, respectively.

Details of effect of recent accounting pronouncements in the US GAAP are as follows:

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for financial statements issued for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Group adopted SFAS No. 143 on January 1, 2003 and it did not have a material effect in the Group's financial statements.

In November 2002, the FASB issued Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002. The Group had no guarantees as of December 31, 2003 and 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Group adopted FIN No. 45 during the year ended December 31, 2003 and it did not have a material effect on the Group's financial statements.

Notes to the Financial Statements (Cont'd)

46. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP (Continued)

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company does not have a special purpose entity therefore they will adopt the provisions in December 2004.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts and for hedging activities under SFAS No. 133. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial position, cash flow or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatory redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, cash flow or results of operations.

德勤华永会计师事务所有限公司

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.
30/F, Bund Center
222 Yan'an Road East
Shanghai 200002, PRC

中国上海市延安东路222号
外滩中心30楼
邮政编码:200002

Deloitte
Touche
Tohmatsu

YANZHOU COAL MINING COMPANY LIMITED
REPORT OF THE AUDITORS FOR THE YEAR ENDED DECEMBER 31, 2003
De Shi Bao (Shen) Zi (04) No. P0598

To the shareholders of Yanzhou Coal Mining Company Limited

We have audited the accompanying balance sheets of the Company and the Group as of December 31, 2003 and the related statements of income and cash flows of the Company and the Group for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We planned and performed our audit in accordance with China's Independent Auditing Standards to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements on pages 90 to 133 present fairly, in all material respects, the financial position of the Company and the Group as of December 31, 2003 and the results of their operations and cash flows for the year then ended in accordance with the requirements of the Accounting Standards for Business Enterprises and the "Accounting System for Business Enterprises" promulgated by the State.

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.

Chinese Certified Public Accountants
Gu Hong Yu　Liu Yong Qiang

April 16, 2004

Balance Sheet (under PRC GAAP)

At December 31, 2003

	NOTES	The Group December 31, 2003 RMB	The Group December 31, 2002 RMB	The Company December 31, 2003 RMB	The Company December 31, 2002 RMB
ASSETS					
CURRENT ASSETS:					
Bank balances and cash	6	**2,041,293,313**	1,595,933,728	**2,039,188,498**	1,592,397,958
Current investments	7	**100,000,000**	88,702,100	**100,000,000**	88,702,100
Notes receivable	8	**700,388,322**	239,974,223	**699,788,322**	239,974,223
Dividends receivable		**-**	-	**-**	655,479
Accounts receivable	9	**592,472,845**	573,446,193	**592,338,155**	573,446,193
Other receivables	10	**110,087,471**	223,141,786	**104,440,688**	222,698,314
Prepayments	12	**73,985,140**	146,339,631	**72,892,465**	145,812,599
Subsidies receivable	13	**275,624,031**	342,595,878	**275,624,031**	342,595,878
Inventories	14	**502,028,543**	576,579,303	**496,630,233**	569,496,944
Deferred expenses	15	**94,646,431**	110,560,888	**94,646,431**	110,560,888
TOTAL CURRENT ASSETS		**4,490,526,096**	3,897,273,730	**4,475,548,823**	3,886,340,576
LONG-TERM EQUITY INVESTMENTS	16/51(1)	**43,059,196**	31,897,684	**47,651,692**	36,672,090
FIXED ASSETS:					
Fixed assets – cost	17	**14,899,151,764**	13,632,796,969	**14,879,833,312**	13,631,983,945
Less: Accumulated depreciation	17	**6,368,525,737**	5,480,779,065	**6,362,240,000**	5,480,563,829
Fixed assets – net book value	17	**8,530,626,027**	8,152,017,904	**8,517,593,312**	8,151,420,116
Materials held for construction of fixed assets	18	**1,721,281**	1,899,659	**1,721,281**	1,899,659
Fixed assets under construction	19	**84,026,862**	123,022,757	**84,026,862**	123,022,757
TOTAL FIXED ASSETS		**8,616,374,170**	8,276,940,320	**8,603,341,455**	8,276,342,532
INTANGIBLE ASSETS	20	**788,638,696**	777,436,629	**788,638,696**	777,436,629
TOTAL ASSETS		**13,938,598,158**	12,983,548,363	**13,915,180,666**	12,976,791,827

The accompanying notes are part of the financial statements.

	NOTES	The Group		The Company	
		December 31, 2003 RMB	December 31, 2002 RMB	**December 31, 2003 RMB**	December 31, 2002 RMB
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Notes payable	21	**-**	108,001,674	**-**	108,001,674
Accounts payable	22	**454,719,215**	557,175,701	**454,882,230**	556,939,363
Advances from customers	23	**664,829,863**	171,826,093	**664,132,172**	170,508,547
Salaries and wages payable		**70,633,118**	46,389,189	**70,633,118**	46,389,189
Taxes payable	24	**326,377,720**	206,139,942	**325,566,923**	206,021,490
Other payables	25	**616,930,523**	542,999,385	**598,597,605**	542,851,634
Provisions	26	**85,022,022**	83,043,947	**85,022,022**	83,043,947
Long-term payable due within one year	27/28	**213,247,800**	13,247,800	**213,247,800**	13,247,800
TOTAL CURRENT LIABILITIES		**2,431,760,261**	1,728,823,731	**2,412,081,870**	1,727,003,644
LONG-TERM LIABILITIES:					
Long-term loan	27	**400,000,000**	1,200,000,000	**400,000,000**	1,200,000,000
Long-term payable	28	**79,487,360**	92,735,160	**79,487,360**	92,735,160
TOTAL LONG-TERM LIABILITIES		**479,487,360**	1,292,735,160	**479,487,360**	1,292,735,160
TOTAL LIABILITIES		**2,911,247,621**	3,021,558,891	**2,891,569,230**	3,019,738,804
MINORITY INTERESTS		**3,739,101**	4,936,449	**-**	-
SHAREHOLDERS' EQUITY:					
Share capital	29	**2,870,000,000**	2,870,000,000	**2,870,000,000**	2,870,000,000
Capital reserves	30	**4,714,195,106**	4,454,521,340	**4,714,195,106**	4,454,521,340
Surplus reserves	31	**748,235,658**	582,343,347	**747,984,174**	582,179,477
Including: Statutory common welfare fund		**249,453,800**	194,141,761	**249,328,058**	194,059,826
Cash dividend proposed after the balance sheet date	32	**470,680,000**	298,480,000	**470,680,000**	298,480,000
Unappropriated profits	33	**2,220,500,672**	1,751,708,336	**2,220,752,156**	1,751,872,206
TOTAL SHAREHOLDERS' EQUITY		**11,023,611,436**	9,957,053,023	**11,023,611,436**	9,957,053,023
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**13,938,598,158**	12,983,548,363	**13,915,180,666**	12,976,791,827

The accompanying notes are part of the financial statements.

The financial statements on pages 90 to 133 were signed by the following:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Mo Li Qi	**Wu Yu Xiang**	**Zhang Bao Cai**

Statement of Income and Profits Appropriations (under PRC GAAP)

For the year ended December 31, 2003

		The Group		The Company	
		2003	2002	**2003**	2002
	NOTES	**RMB**	RMB	**RMB**	RMB
Revenue from principal operations	34	**8,665,232,204**	8,055,258,906	**8,665,232,204**	8,055,258,906
Less: Cost of principal operations	35	**4,014,696,200**	3,593,511,138	**4,014,947,339**	3,599,065,977
Sales taxes and surcharges	36	**124,018,200**	140,473,141	**124,018,200**	140,473,141
Profit from principal operations		**4,526,517,804**	4,321,274,627	**4,526,266,665**	4,315,719,788
Add: Profits from other operations	37	**43,020,336**	30,153,221	**39,238,342**	23,403,996
Less: Operating expenses	38	**1,659,074,791**	1,647,447,268	**1,658,240,768**	1,643,682,040
General and administrative expenses		**1,188,613,205**	1,134,279,470	**1,187,450,984**	1,133,135,406
Financial expenses	39	**41,370,419**	49,561,176	**41,388,488**	49,580,917
Operating profit		**1,680,479,725**	1,520,139,934	**1,678,424,767**	1,512,725,421
Add: Investment income	40/51(2)	**10,416,971**	3,687,968	**10,991,229**	7,059,098
Subsidy income	41	**8,194,472**	20,156,972	**8,194,472**	20,156,972
Non-operating income	42	**17,341,590**	8,573,766	**17,208,821**	8,573,766
Less: Non-operating expenses	43	**22,770,468**	21,844,181	**22,570,524**	21,833,000
Total profits		**1,693,662,290**	1,530,714,459	**1,692,248,765**	1,526,682,257
Less: Income taxes	44	**587,775,571**	524,534,221	**586,884,118**	523,566,759
Minority interest		**522,072**	3,064,740	**-**	-
Net profit		**1,105,364,647**	1,003,115,498	**1,105,364,647**	1,003,115,498
Add: Unappropriated profits at the beginning of the year	33	**1,751,708,336**	1,197,704,033	**1,751,872,206**	1,197,704,033
Profits available for appropriation		**2,857,072,983**	2,200,819,531	**2,857,236,853**	2,200,819,531
Less: Appropriations to statutory common reserve fund	33	**110,580,272**	100,393,485	**110,536,465**	100,311,550
Appropriations to statutory common welfare fund	33	**55,312,039**	50,237,710	**55,268,232**	50,155,775
Profits available for appropriation to shareholders		**2,691,180,672**	2,050,188,336	**2,691,432,156**	2,050,352,206
Less: Cash dividend proposed after the balance sheet date	32	**470,680,000**	298,480,000	**470,680,000**	298,480,000
Unappropriated profits at the end of the year		**2,220,500,672**	1,751,708,336	**2,220,752,156**	1,751,872,206

The accompanying notes are part of the financial statements.

Cash Flow Statement (under PRC GAAP)

For the year ended December 31, 2003

	NOTES	The Group 2003 RMB	The Group 2002 RMB	The Company 2003 RMB	The Company 2002 RMB
1. CASH FLOW FROM OPERATING ACTIVITIES:					
Cash received from sales of goods or rendering of services		**9,384,648,816**	8,564,833,180	**9,364,599,916**	8,554,804,872
Taxes refunded		**66,971,847**	76,549,371	**66,971,847**	76,549,371
Other cash received relating to operating activities	45	**891,392,452**	1,095,669,128	**887,375,392**	1,093,233,717
Sub-total of cash inflows		**10,343,013,115**	9,737,051,679	**10,318,947,155**	9,724,587,960
Cash paid for goods and services		**2,502,187,312**	2,507,018,482	**2,484,814,422**	2,502,928,837
Cash paid to and on behalf of employees		**1,505,769,853**	1,365,705,578	**1,505,483,554**	1,365,615,347
Taxes and surcharges paid		**923,678,945**	816,698,078	**921,249,924**	813,695,443
Other cash paid relating to operating activities	46	**2,663,316,624**	2,664,269,943	**2,661,116,906**	2,659,437,508
Sub-total of cash outflows		**7,594,952,734**	7,353,692,081	**7,572,664,806**	7,341,677,135
NET CASH FLOW FROM OPERATING ACTIVITIES		**2,748,060,381**	2,383,359,598	**2,746,282,349**	2,382,910,825
2. CASH FLOW FROM INVESTING ACTIVITIES:					
Cash received from the disposal of investments		**88,702,100**	53,685,273	**88,702,100**	53,685,273
Cash received from return on investments		**10,416,971**	–	**12,358,990**	651,148
Net cash received from disposal of fixed assets		**34,398,163**	47,799,358	**34,398,163**	47,799,358
Decrease in restricted cash		**34,239,354**	–	**34,239,354**	–
Sub-total of cash inflows		**167,756,588**	101,484,631	**169,698,607**	102,135,779
Cash paid to acquire fixed assets		**1,357,857,178**	842,469,768	**1,357,849,378**	842,149,469
Cash paid to acquire investments		**100,000,000**	118,839,365	**100,000,000**	118,839,365
Net cash paid for acquisition of a subsidiary	47	**11,185,513**	–	**11,691,884**	–
Cash paid for acquisition of Railway Assets		**–**	1,282,444,340	**–**	1,282,444,340
Increase in restricted cash		**–**	21,760,596	**–**	21,760,596
Sub-total of cash outflows		**1,469,042,691**	2,265,514,069	**1,469,541,262**	2,265,193,770
NET CASH FLOW USED IN INVESTING ACTIVITIES		**(1,301,286,103)**	(2,164,029,438)	**(1,299,842,655)**	(2,163,057,991)

Cash Flow Statement (under PRC GAAP) (Cont'd)

For the year ended December 31, 2003

	NOTES	The Group		The Company	
		2003	2002	**2003**	2002
		RMB	RMB	**RMB**	RMB
3. CASH FLOW FROM FINANCING ACTIVITIES:					
Cash received from borrowings		**–**	1,600,000,000	**–**	1,600,000,000
Sub-total of cash inflows		**–**	1,600,000,000	**–**	1,600,000,000
Repayments of borrowings		**600,000,000**	400,000,000	**600,000,000**	400,000,000
Cash paid for acquisition of Jining III		**13,247,800**	636,633,896	**13,247,800**	636,633,896
Dividends paid		**298,480,000**	287,000,000	**298,480,000**	287,000,000
Dividends paid to minority shareholder of a subsidiary		**1,765,539**	591,974	**–**	–
Cash paid for interest expenses		**53,682,000**	75,737,500	**53,682,000**	75,737,500
Sub-total of cash outflows		**967,175,339**	1,399,963,370	**965,409,800**	1,399,371,396
NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES		**(967,175,339)**	200,036,630	**(965,409,800)**	200,628,604
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH		**–**	–	**–**	–
5. NET INCREASE IN CASH AND CASH EQUIVALENTS		**479,598,939**	419,366,790	**481,029,894**	420,481,438

The accompanying notes are part of the financial statements.

	NOTES	The Group 2003 RMB	The Group 2002 RMB	The Company 2003 RMB	The Company 2002 RMB
SUPPLEMENTAL INFORMATION:					
1. RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:					
Net profit		**1,105,364,647**	1,003,115,498	**1,105,364,647**	1,003,115,498
Add: Minority interest		**522,072**	3,064,740	**–**	–
Impairment losses on assets		**80,271,568**	66,203,577	**80,271,568**	66,203,577
Depreciation of fixed assets		**933,708,954**	869,077,231	**933,584,803**	869,011,035
Provision for Wei Jian Fei		**259,673,766**	230,609,946	**259,673,766**	230,609,946
Amortization of intangible assets and other assets		**28,797,933**	19,816,651	**28,797,933**	19,816,651
Losses (gains) on disposal of fixed assets		**(6,871,511)**	1,093,362	**(6,871,511)**	1,093,362
Decrease in deferred expenses		**15,914,457**	487,507	**15,914,457**	487,507
Financial expenses		**53,682,000**	75,737,500	**53,682,000**	75,737,500
Gains arising from investments		**(10,416,971)**	(3,687,968)	**(10,991,229)**	(7,059,098)
Decrease (increase) in inventories		**75,804,726**	(131,235,706)	**72,866,711**	(137,682,780)
Decrease (increase) in receivables under operating activities		**(292,674,819)**	162,089,489	**(304,976,022)**	169,578,893
Increase in payables under operating activities		**504,283,559**	86,987,771	**518,965,226**	91,998,734
NET CASH FLOW FROM OPERATING ACTIVITIES		**2,748,060,381**	2,383,359,598	**2,746,282,349**	2,382,910,825
2. NET INCREASE IN CASH AND CASH EQUIVALENTS:					
Cash at the end of the year	48/51(3)	**2,023,772,071**	1,544,173,132	**2,021,667,256**	1,540,637,362
Less: Cash at the beginning of the year		**1,544,173,132**	1,124,806,342	**1,540,637,362**	1,120,155,924
NET INCREASE IN CASH AND CASH EQUIVALENTS		**479,598,939**	419,366,790	**481,029,894**	420,481,438

The accompanying notes are part of the financial statements.

1. GENERAL

Yanzhou Coal Mining Company Limited (the "Company") is a Sino-foreign joint stock company with limited liability in the People's Republic of China (the "PRC"). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the "Yankuang Group") and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

The Company's total share capital is RMB 2,870,000,000, including RMB1,670,000,000 state legal person shares (representing 58.19% of the total share capital); RMB1,020,000,000 H Shares and American Depository Shares listed on overseas stock exchanges (representing 35.54% of the total share capital); and RMB180,000,000 A Shares (representing 6.27% of the total share capital) listed on domestic stock exchange. Details of the Company's share capital are set out in note 29 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Accounting system and accounting standards adopted

The Company has adopted the Accounting Standards for Business Enterprises, the "Accounting System for Business Enterprises" and the supplementary regulations thereto.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

Reporting currency

The recording currency of the Company is Renminbi.

Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and uses the historical cost convention as the principle of measurement.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange ("market exchange rate") prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the market exchange rate prevailing at the balance sheet date. Exchange gains or losses incurred on a specific borrowing for the acquisition or construction of a fixed asset are capitalized as part of the cost of fixed asset before the fixed asset has reached working condition for its intended use; other exchange gains or losses are dealt with as finance costs.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Accounting for bad debts

1) Criteria for recognition of bad debts

The irrecoverable amount of a bankrupt debtor after pursuing the statutory procedures; the irrecoverable amount of a debtor who has deceased and has insufficient estate to repay; the amount owed by a debtor who is unable to repay the obligations after the debts fall due, and the amount is irrecoverable or unlikely to be recovered as demonstrated by sufficient evidence.

2) Accounting treatment for bad debt losses

Bad debt is accounted for using the allowance method and provided according to the recoverability of receivables at the year-end. The provision for bad debts relating to significant receivable accounts, amounts due from related parties and deposit on packing materials for long-term use are individually identified based on relevant information such as past experience, actual financial position and cash flows of the debtors, as well as other relevant information. General provision for the remaining receivables is estimated according to aging analysis. The percentages of the general provision are as follows:

Within 1 year (including 1 year)	4%
1-2 years	30%
2-3 years	50%
Over 3 years	100%

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials, work in progress and finished goods.

Inventories are accounted for using the actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

Notes to the Financial Statements (under PRC GAAP) (Cont'd)

For the year ended December 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. When the net realizable value is lower than the cost, the difference is recognized as a provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and the related taxes necessary to make the sale.

Current investments

A current investment is initially recorded at its cost of acquisition. The initial cost of an investment is the total price paid on acquisition, including incidental expenses such as tax payments and handling charges. However, cash dividends declared but unpaid or bonds interests due but unpaid that are included in the acquisition cost are accounted for separately as receivable items.

Cash dividends or interest on current investments, other than those recorded as receivable items as noted in the preceding paragraph, are offset against the carrying amount of investments upon receipt.

Current investments are carried at the lower of cost and market value at the end of each period. Provision on current investments is calculated and determined on the basis of individual investment.

On disposal of a current investment, the difference between the carrying amount of the investment and the sales proceeds actually received is recognized as an investment gain or loss in the current period.

Designated deposit

Designated deposit represents an instructed deposit with an authorized lending institution which lends the deposit to a third party and is accounted for at the actual amount lent out. Interest income from such loans is accrued at the interest rate specified in the loan agreement and recognized in the income statement on a time basis. Accruing interest is stopped if that interest cannot be collected on due dates, and any interest that has previously been accrued is reversed. Designated deposit is carried at the lower of cost and recoverable amount at the end of each period. Where the recoverable amount is lower than the principal amount of a designated deposit, the difference is recognized as a provision for impairment loss.

Recoverable amount

Recoverable amount is the higher of an asset's net selling price and the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Net selling price refers to the selling price of the asset less the cost of disposal.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Long-term investments

(1) Accounting treatment for long-term investments

A long-term investment is initially recorded at its cost on acquisition.

The cost method is used to account for a long-term equity investment when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method is used when the Company can control, jointly control or has significant influence over the investee enterprise.

When the cost method is adopted, the amount of investment income recognized is limited to the amount distributed out of accumulated net profits of the investee enterprise that has arisen after the investment was made. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold is treated as return of investment cost, and the carrying amount of the investment is reduced accordingly.

When the equity method is adopted, the investment income for the current period is recognized according to the attributable share of the net profit or loss of the investee enterprises. The attributable share of net losses incurred by the investee enterprise is recognized to the extent that the carrying amount of the investment is reduced to zero. If the investee enterprise realizes net profits in subsequent periods, the carrying amount of the investment is resumed by the excess of the Company's attributable share of profits over the share of unrecognized losses.

When a long-term equity investment is accounted for using the equity method, the difference between the initial investment cost of the Company and its share of owners' equity of the investee enterprise is accounted for as "equity investment difference". An excess of the initial investment cost over the Company's share of owners' equity of the investee enterprise is debited to "long-term equity investment – equity investment difference" and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not more than 10 years. A shortfall of the initial investment cost below the Company's share of owners' equity of the investee enterprise arising before the issuance of Caikuai [2003] 10, is credited to "long-term equity investment – equity investment difference", and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not less than 10 years. The shortfall of the initial investment cost below the Company's share of owners' equity of the investee enterprise arising after the issuance of Caikuai [2003] 10 is credited to "capital reserves – provision for equity investment".

Notes to the Financial Statements (under PRC GAAP) (Cont'd)

For the year ended December 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Long-term investments (Continued)

(2) Impairment of long-term investments

If the recoverable amount of any long-term investment is lower than the carrying amount of that investment as a result of a continuing decline in market value or changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment should be recognized as an impairment loss in the current period.

Fixed assets and depreciation

Fixed assets are tangible assets that (a) are held for use in the production of goods or supply of services, for rental to others, or for administrative purposes; (b) have useful life more than one year; and (c) have relatively high unit price.

Fixed assets are stated at cost or valuation upon the restructuring. Except for mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method with estimated residual value of 3% on cost. The useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Useful life	Annual depreciation rate
Buildings	15–30 years	3.23–6.47%
Railway structure	15–25 years	3.88–6.47%
Habour works and craft	40 years	2.43%
Plant, machinery and equipment	5–15 years	6.47–19.40%
Transportation equipment (Note)	6–18 years	5.39–16.17%

Fixed assets and depreciation

Note: Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB 2.5 per tonne of raw coal mined.

Impairment of fixed assets

At the end of each period, the Company determines whether an impairment loss should be recognized for a fixed asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any fixed asset is lower than its carrying amount, an impairment loss on fixed asset is recognized for the difference.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction.

Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use. No depreciation is provided for fixed assets under construction.

Where the work on a fixed asset under construction has been suspended for a long period of time and is not expected to re-commence within three years; or it is technically and physically obsolete and its economic benefits to the Company is uncertain; or there is other evidence indicating a decline in value on the fixed asset under construction, an impairment loss is recognized for the shortfall of the recoverable amount of the fixed asset under construction below its carrying amount.

Intangible assets

Intangible assets are recorded at the actual cost of acquisition or valuation upon the restructuring.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

Mining rights are evenly amortized over the useful life of 20 years since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

Goodwill represents the excess of the purchase consideration over the net assets of the acquired business unit as a whole.

Goodwill is evenly amortized over 10 years, starting from its initial recognition. Additional of such goodwill acquired in future are amortized over the remaining life of the original amortization period.

Impairment loss on intangible assets

At the end of each period, the Company determines whether an impairment loss should be recognized for an intangible asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any intangible asset is lower than its carrying amount, an impairment loss on the intangible asset is recognized for the difference.

Provisions

The obligation related to a contingency is recognized as a liability when it meets the following conditions:

(1) the obligation is a present obligation of the Company;
(2) it is probable that an outflow of economic benefits from the Company will be required to settle the obligation; and
(3) a reliable estimate can be made of the amount of the obligation.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortization of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs incurred on a specific borrowing for the acquisition or construction of a fixed asset, are capitalized as the cost of the fixed asset to the extent they are incurred before the fixed asset has reached working condition for its intended use if the conditions for capitalisation are met. Other borrowing costs are recognized as expenses and included as finance costs in the period in which they are incurred.

Wei Jian Fei

According to the relevant regulations, Wei Jian Fei is accrued at RMB 6 per tonne of raw coal mined and is recorded in cost of sales and other current liabilities. Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, the capital reserve can only be used for the future development of the coal mining business.

Revenue recognition

Revenue from sales of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, it retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the economic benefits associated with the transaction will flow to the Company, and the relevant amount of revenue and costs can be measured reliably.

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method; revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

Interest income is measured based on the length of time for which the enterprise's cash is used by others and the applicable interest rate.

Subsidy income

Subsidy income is recognized when grants are actually received.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (Continued)

Income taxes

Income taxes is provided under the tax payable method.

The income tax provision is calculated based on the accounting profit for the period as adjusted in accordance with the relevant tax laws.

Basis of consolidation

(1) Principle for consolidation scope recognition

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") made up to the balance sheet date. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than 50% of the equity, or whose operating are controlled by the Company through other mechanisms.

(2) Accounting for consolidation

The accounting policies used by subsidiaries conform to those used by the Company.

The operating results of subsidiaries during the period are included in the consolidated income statement from the effective date of acquisition appropriately.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Equity interest and share of results of minority shareholders are disclosed in the consolidated financial statements separately.

3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

According to the Caikuai [2003] No.12 of "Accounting Standards for Business Enterprises – Subsequent Events of Balance Sheet" issued by Ministry of Finance, a profit distribution to investors proposed in a profit distribution plan declared by the board of directors between the balance sheet date and the date on which the financial statements are authorized for issuance, is presented as a separate component of equity on the balance sheet, whereas such profit distribution was regarded as an adjusting event and recognized as dividends payable on the balance sheet date in prior years. This change in accounting policy has adopted retrospectively and does not have effect on current year's profit.

3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect of RMB298,480,000 on opening balance of shareholders' equity in consolidated balance sheet resulted from above-mentioned changes in accounting policies is as follows:

	Shareholders' equity	**Including: Cash dividend proposed after the balance sheet date**
	RMB	RMB
At January 1, 2002 before retrospective adjustment	8,723,327,579	–
Cash dividend proposed after the balance sheet date	287,000,000	287,000,000
At January 1, 2002 after retrospective adjustment	9,010,327,579	287,000,000
At December 31, 2002 before retrospective adjustment	9,658,573,023	–
Cash dividend proposed after the balance sheet date	298,480,000	298,480,000
At December 31, 2002 after retrospective adjustment	9,957,053,023	298,480,000

4. TAXES

Value added tax

Value added tax ("VAT") on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

The calculation method of "Payment first and refund afterwards" was adopted for calculating of the VAT refund on coal products export before January 1, 2002. From January 1, 2002 onwards, the calculation method has been changed to "Exemption, counteract and refund" in accordance with Caishui [2002] No.7. For current year, the tax refund rate on export sales of coal products is 13%.

Business tax

Business tax is paid at the applicable tax rate of the corresponding revenue and the business tax on revenue from coal transportation service is calculated at 3%.

Resource tax

Resource tax is calculated and paid at the amount of RMB1.20 per tonne of raw coal sold and consumed in clean coal production.

4. TAXES (Continued)

City construction tax & Education fee

Although the Company was changed to a Sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the "Reply Letter to Yanzhou Coal Mining Co., Ltd." issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to "Notice of issues on collection of city construction tax & education fee after application of 'Exemption, counteract and refund' by exporting enterprises" issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education fee calculation.

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

5. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries:

Name of subsidiaries	Registered capital	Investment amount and percentage of equity interest		Consolidated or not
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. ("Zhongyan Trade")	RMB2,100,000	RMB2,710,000	52.38%	Yes
Shangdong Yanmei Shipping Co., Ltd. ("Yanmei Shipping")	RMB5,500,000	RMB11,690,000	92%	Yes

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: transportation service via river and lakes within the province of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

Yanmei Shipping is included in the consolidated financial statements since it was acquired by the Company on December 31, 2003, so the results of operations and cash flows for current year are excluded from the consolidated statements of income and cash flows. See note 47 for cash outflow arising on acquisition of Yanmei Shipping.

5. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES (Continued)

All the notes to the financial statement are applicable to consolidated financial statement, except for note 51 which is only applicable to the Company.

6. BANK BALANCES AND CASH

	December 31, 2003			December 31, 2002		
	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
Cash on hand						
RMB	-	-	406,196	-	-	311,649
Cash in bank						
RMB	-	-	1,253,549,388	-	-	544,649,269
USD	87,703,457	8.2767	725,895,203	117,994,555	8.2773	976,676,330
EUR	78,107	10.3383	807,494	76,655	8.6360	661,993
HKD	56,663,540	1.0657	60,386,335	64,592,801	1.0611	68,539,421
Other monetary assets						
RMB	-	-	248,697	-	-	5,095,066
			2,041,293,313			1,595,933,728

7. CURRENT INVESTMENTS

	December 31, 2003			December 31, 2002		
	Cost RMB	Provision RMB	Net book value RMB	Cost RMB	Provision RMB	Net book value RMB
Investments in bonds						
– National bonds (Note1)	-	-	-	88,702,100	-	88,702,100
Other investments						
– Designated deposit (Note 2)	100,000,000	-	100,000,000	-	-	-
	100,000,000	-	100,000,000	88,702,100	-	88,702,100

Note 1: In November 2003, the national bonds were due and redeemed, which resulted in a gain of RMB1,423,858.

Note 2: The designated deposit represents an instructed deposit with Bank of China to Shandong Chuangye Investment Co., Ltd. (minority shareholder of a fellow subsidiary) at interest rate of 6% per annum for 12 months commencing from April 7, 2003. Related obligations are guaranteed by Shandong Dongxijiehe Credit Guaranteed Co., Ltd. and are secured by approximate 16% of interest in Shandong Huaju Energy Co., Ltd. owned by Shandong Chuangye Investment Co., Ltd.. The related interest income generated from the designated deposit during the year is RMB4,183,333. Both the principal and interest of the designated deposit have been settled before the issuance date of this report.

8. NOTES RECEIVABLE

	December 31, 2003 RMB	December 31, 2002 RMB
Bank acceptance bills	**700,388,322**	234,521,923
Commercial acceptance bills	**–**	5,452,300
	700,388,322	239,974,223

See note 50 for notes receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

9. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	December 31, 2003				December 31, 2002			
Aging	**Amount RMB**	**%**	**Bad debt provision RMB**	**Net book value RMB**	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	**491,927,103**	**71**	**19,334,770**	**472,592,333**	504,683,920	78	20,176,674	484,507,246
1 to 2 years	**114,886,911**	**17**	**34,466,073**	**80,420,838**	99,632,835	15	29,887,980	69,744,855
2 to 3 years	**78,919,348**	**11**	**39,459,674**	**39,459,674**	38,388,185	6	19,194,093	19,194,092
Over 3 years	**7,366,106**	**1**	**7,366,106**	**-**	6,824,655	1	6,824,655	-
Total	**693,099,468**	**100**	**100,626,623**	**592,472,845**	649,529,595	100	76,083,402	573,446,193

Balance of the 5 largest debtors is as follows:

Total amount of the 5 largest debtors RMB	**Percentage in accounts receivable balance**
312,606,269	45%

See note 50 for accounts receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

Notes to the Financial Statements (under PRC GAAP) (Cont'd)

For the year ended December 31, 2003

10. OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

	December 31, 2003				December 31, 2002			
Aging	Amount RMB	%	Bad debt provision RMB	Net book value RMB	Amount RMB	%	Bad debt provision RMB	Net book value RMB
Within 1 year	**71,508,302**	**58**	**2,336,498**	**69,171,804**	183,629,621	81	135,725	183,493,896
1 to 2 years	**26,979,729**	**22**	**2,786,432**	**24,193,297**	31,234,251	14	1,176,619	30,057,632
2 to 3 years	**14,376,386**	**12**	**4,162,587**	**10,213,799**	9,156,961	4	1,896,615	7,260,346
Over 3 years	**9,908,571**	**8**	**3,400,000**	**6,508,571**	2,659,824	1	329,912	2,329,912
Total	**122,772,988**	**100**	**12,685,517**	**110,087,471**	226,680,657	100	3,538,871	223,141,786

The balances with aging over 2 years are mainly deposits paid for purchase of packing materials of steel and other raw materials. The Company has not settled the balances with these suppliers since the deposits are in roll-over uses.

Balance of the 5 largest debtors is as follows:

Total amount of the 5 largest debtors RMB	Percentage in other receivables balance
24,070,682	20%

See note 50 for other receivables due from shareholders of the Company holding more than 5% of the total shares of the Company.

11. PROVISION FOR BAD DEBTS

	January 1, 2003 RMB	Addition RMB	Reversal RMB	Other transfer out RMB	December 31, 2003 RMB
Bad debt provision:					
Accounts receivable	76,083,402	71,124,922	–	(46,581,701)	100,626,623
Other receivables	3,538,871	9,146,646	–	–	12,685,517
Total	79,622,273	80,271,568	–	(46,581,701)	113,312,140

Pursuant to the minutes of Board of Directors, the Company has written off bad debts of RMB46,581,701 in this year, including RMB18,211,532 due to business fraud, RMB16,564,481 due to debtors' failure to repay nevertheless the Company recovered in the lawsuits, RMB11,276,688 due to bankruptcy of debtors, and RMB529,000 due to death of debtors.

12. PREPAYMENTS

The aging analysis of prepayments is as follows:

Aging	December 31, 2003		December 31, 2002	
	RMB	%	RMB	%
Within 1 year	**53,175,910**	**72**	113,227,188	77
1 to 2 years	**18,904,541**	**26**	27,936,386	19
2 to 3 years	**1,904,689**	**2**	5,176,057	4
Total	**73,985,140**	**100**	146,339,631	100

The balances with aging over 2 years are mainly the prepayments for the purchases of spare parts and materials. As disputes on quality or price exist between the Company and the suppliers, the amount has not yet been settled or offset with corresponding accounts payable.

Balances of the 5 largest debtors are as follows:

Total amount of the 5 largest debtors RMB	**Percentage in prepayments balance**
36,510,642	49%

See note 50 for prepayments to shareholders of the Company holding more than 5% of the total shares of the Company.

13. SUBSIDIES RECEIVABLE

The closing balance of subsidies receivable represents VAT refund receivable in respect of export sales of year 2001 which has not been received.

14. INVENTORIES

	December 31, 2003			December 31, 2002		
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Raw materials	**204,466,522**	**-**	**204,466,522**	309,246,183	-	309,246,183
Finished goods	**297,562,021**	**-**	**297,562,021**	267,333,120	-	267,333,120
	502,028,543	**-**	**502,028,543**	576,579,303	-	576,579,303

Notes to the Financial Statements (under PRC GAAP) (Cont'd)

For the year ended December 31, 2003

15. DEFERRED EXPENSES

	December 31, 2003 RMB	December 31, 2002 RMB
Harbour transportation fee	**94,646,431**	110,560,888

16. LONG-TERM EQUITY INVESTMENTS

		December 31, 2003 RMB	December 31, 2002 RMB
Other equity investments	(1)	**31,897,684**	31,897,684
Discrepancy on consolidation	(2)	**11,161,512**	–
Total		**43,059,196**	31,897,684
Less: Impairment loss on long-term equity investments		**–**	–
Long-term equity investments – net		**43,059,196**	31,897,684

(1) Other equity investments

Name of investees	Share in the registered capital of the investee (%)	December 31, 2003 RMB	December 31, 2002 RMB
Jiangsu Lianyungang Port Co., Ltd.	1%	**1,760,419**	1,760,419
Shenergy Company Limited (Note)	0.83%	**30,137,265**	30,137,265
		31,897,684	31,897,684

Note: The Company acquired 14,882,600 legal person shares of Shenergy Company Limited at RMB4.05 per share with the total consideration of RMB60,274,530. In year 2002, the Company paid RMB30,137,265 in advance, which represents 50% of the total consideration. According to the acquisition agreement, the Company will settle the remaining amount after the legal title of the shares is transferred to the Company. The legal title of the shares has not been transferred to the Company at the balance sheet date.

16. LONG-TERM EQUITY INVESTMENTS (Continued)

(2) Discrepancy on consolidation

Name of investee	Original amount RMB	Amortization period	Amortization for the year RMB	At December 31, 2003 RMB	Arising from
Yanmei Shipping	11,161,512	10 years	–	11,161,512	Acquisition of subsidiary (See note 47)

17. FIXED ASSETS AND ACCUMULATED DEPRECIATION

	Buildings RMB	Mining structure RMB	Railway structure RMB	Harbor works and craft RMB	Plant, machinery and equipment RMB	Transportation equipment RMB	Total RMB
Cost							
At January 1, 2003	2,053,659,522	3,650,163,944	870,600,760	–	6,748,648,824	309,723,919	13,632,796,969
Additions	–	–	–	–	19,992,285	704,380	20,696,665
Transfer from fixed assets under construction	28,805,278	258,390,890	425,226	250,230,769	742,377,423	26,366,200	1,306,595,786
Acquired on acquisition of a subsidiary	–	–	–	–	2,562,411	15,935,217	18,497,628
Disposals	–	–	(644,805)	–	(51,880,795)	(26,909,684)	(79,435,284)
At December 31, 2003	2,082,464,800	3,908,554,834	870,381,181	250,230,769	7,461,700,148	325,820,032	14,899,151,764
Accumulated depreciation							
At January 1, 2003	736,437,029	1,304,315,805	202,182,744	–	3,081,345,799	156,497,688	5,480,779,065
Provided for the year	90,942,873	108,197,403	54,893,448	–	646,176,377	33,498,853	933,708,954
Increase resulting from acquisition of a subsidiary	–	–	–	–	854,212	5,092,138	5,946,350
Eliminated on disposals	–	–	(276,275)	–	(35,530,934)	(16,101,423)	(51,908,632)
At December 31, 2003	827,379,902	1,412,513,208	256,799,917	–	3,692,845,454	178,987,256	6,368,525,737
Net book value							
At January 1, 2003	1,317,222,493	2,345,848,139	668,418,016	–	3,667,303,025	153,226,231	8,152,017,904
At December 31, 2003	1,255,084,898	2,496,041,626	613,581,264	250,230,769	3,768,854,694	146,832,776	8,530,626,027

18. MATERIALS HELD FOR CONSTRUCTION OF FIXED ASSETS

Category	December 31, 2003 RMB	December 31, 2002 RMB
Materials held for construction	**1,721,281**	1,899,659

19. FIXED ASSETS UNDER CONSTRUCTION

Category	At January 1, 2003 RMB	Additions RMB	Transfers upon completion RMB	At December 31, 2003 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipment to be installed	98,213,885	766,477,177	(804,809,935)	59,881,127	69,887,000	85.68	internally generated fund
Buildings under construction	1,057,977	491,814,699	(485,949,750)	6,922,926	7,527,000	91.97	internally generated fund
Others	23,750,895	9,308,015	(15,836,101)	17,222,809	25,632,000	67.19	internally generated fund
Total	123,022,757	1,267,599,891	(1,306,595,786)	84,026,862	103,046,000		

No interest was capitalized for the year.

20. INTANGIBLE ASSETS

Category	Original amount RMB	At January 1, 2003 RMB	Addition RMB	Amortization for the year RMB	Accumulated amortization RMB	At December 31, 2003 RMB	Remaining amortization period
Land use rights	310,242,143	278,555,473	–	(6,240,279)	(37,926,949)	272,315,194	43 years and 11 months
Land use rights of Jining III	88,928,996	85,371,836	–	(1,778,580)	(5,335,740)	83,593,256	47 years
Mining rights of Jining III	132,478,800	119,230,820	–	(6,623,934)	(19,871,914)	112,606,886	17 years
Land use rights of Railway Assets	259,378,500	254,278,500	–	(5,275,140)	(10,375,140)	249,003,360	48 years
Goodwill	80,000,000	40,000,000	40,000,000	(8,880,000)	(8,880,000)	71,120,000	8 years
	871,028,439	777,436,629	40,000,000	(28,797,933)	(82,389,743)	788,638,696	

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. At December 31, 2003, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

20. INTANGIBLE ASSETS (Continued)

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Center with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cashflow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

Goodwill represents the excess of the purchase consideration of Railway Assets over the net assets of Railway Assets at the date of acquisition. According to the "Railway Assets Acquisition Agreement", when the Railway Assets' actual transportation volume reached 25,000,000 tonnes for the year 2002, the Company should pay an extra RMB 40,000,000. According to the above agreement, when the Railway Assets' actual transportation volume reaches 28,000,000 tonnes for the year 2003, the Company should pay an extra RMB 40,000,000, details of which are set out in note 50(4)(b).

21. NOTES PAYABLE

	December 31, 2003 **RMB**	December 31, 2002 RMB
Bank acceptance bills	–	108,001,674
Notes payable due within one year	–	108,001,674

See note 50 for notes payable due to shareholders of the Company holding more than 5% of the total shares of the Company.

22. ACCOUNTS PAYABLE

See note 50 for accounts payable due to shareholders of the Company holding more than 5% of the total shares of the Company.

23. ADVANCES FROM CUSTOMERS

See note 50 for amounts advanced from shareholders of the Company holding more than 5% of the total shares of the Company.

24. TAXES PAYABLE

	December 31, 2003	December 31, 2002
	RMB	RMB
Income tax	**114,903,415**	56,866,726
Value added tax	**97,297,037**	43,268,288
City construction tax	**50,940,509**	49,177,153
Others	**63,236,759**	56,827,775
	326,377,720	206,139,942

25. OTHER PAYABLES

See note 50 for other payables due to shareholders of the Company holding more than 5% of the total shares of the Company.

26. PROVISIONS

Category	**At January 1, 2003**	**Accrual for the year**	**Payment for the year**	**At December 31, 2003**
	RMB	RMB	RMB	RMB
Land subsidence, restoration, rehabilitation and environmental costs	83,043,947	268,329,558	(266,351,483)	85,022,022

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by management based on their past experience and estimation on future expenditure and accrued on a certain ratio of raw coal mined. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

27. LONG-TERM LOAN

Lender	December 31, 2003 RMB	January 1, 2003 RMB	Period	Annual Interest Rate	Condition for Loan
Bank of China	600,000,000	1,200,000,000	96 months	5.76%	Guaranteed by Yankuang Group
Less: Long-term loan due within one year	200,000,000	–			
Long-term loan due after one year	400,000,000	1,200,000,000			
	600,000,000	1,200,000,000			

On January 4, 2002, the Company obtained a new bank loan in the amount of RMB1,200,000,000 from Bank of China Shandong Branch, Bank of China Jining Branch and Bank of China Zoucheng Branch to finance the acquisition of Railway Assets. The loan is repayable by instalments over a period of 96 months, whereas the first 2 years of which is grace period. According to the agreement, interests are payable on quarterly basis and principal will be paid in 6 instalments of RMB200 million each instalment, i.e. on August 25, of each year from year 2004 to 2008 and on January 4, 2010 for the last instalment.

In June 2003, the Company repaid the long-term loan of RMB600,000,000 ahead of schedule. According to the agreement, the unpaid principal will be paid in 3 instalments of RMB200 million each instalment, i.e. on August 25, of each year from year 2004 to 2006.

28. LONG-TERM PAYABLE

	December 31, 2003 RMB	December 31, 2002 RMB
Payable for acquisition of Jining III's mining rights	**92,735,160**	105,982,960
Less: Long-term payable due within one year	**13,247,800**	13,247,800
Long-term payable due after one year	**79,487,360**	92,735,160
	92,735,160	105,982,960

The above balances represent the remaining balances of payable to Yankuang Group for acquisition of Jining III's mining rights, details of which are set out in note 50(4)(c).

29. SHARE CAPITAL

Changes in share capital from January 1, 2003 to December 31, 2003 and from January 1, 2002 to December 31, 2002 are as follows:

	January 1, 2002, December 31, 2002 and December 31, 2003	
	RMB	%
(1). Shares not listed for public dealings		
Subscriber shares		
– State legal person shares	1,670,000,000	58.19
(2). Shares listed for public dealings		
(i) Ordinary shares listed on a domestic stock exchange (A shares)	180,000,000	6.27
(ii) Ordinary shares listed on an overseas stock exchange (H shares)	1,020,000,000	35.54
Total shares listed for public dealings	1,200,000,000	41.81
(3). Total share capital	2,870,000,000	100.00

Each share has a par value of RMB 1. The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439 , capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040.

30. CAPITAL RESERVES

Changes in capital reserves from January 1, 2003 to December 31, 2003 are as follows:

	Share premium RMB	**Transfer from Wei Jian Fei (Note) RMB**	**Total RMB**
At January 1, 2003	**3,549,258,855**	**905,262,485**	**4,454,521,340**
Addition	**–**	**259,673,766**	**259,673,766**
At December 31, 2003	**3,549,258,855**	**1,164,936,251**	**4,714,195,106**

30. CAPITAL RESERVES (Continued)

Changes in capital reserves from January 1, 2002 to December 31, 2002 are as follows:

	Share premium RMB	Transfer from Wei Jian Fei (Note) RMB	Total RMB
At January 1, 2002	3,549,258,855	674,652,539	4,223,911,394
Addition	–	230,609,946	230,609,946
At December 31, 2002	3,549,258,855	905,262,485	4,454,521,340

Note: Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, this capital reserve can only be used for the future development of the coal mining business.

31. SURPLUS RESERVES

Changes in surplus reserves from January 1, 2003 to December 31, 2003 are as follows:

	Statutory common reserve fund RMB	**Statutory common welfare fund RMB**	**Total RMB**
At January 1, 2003	**388,201,586**	**194,141,761**	**582,343,347**
Additions	**110,580,272**	**55,312,039**	**165,892,311**
At December 31, 2003	**498,781,858**	**249,453,800**	**748,235,658**

Changes in surplus reserves from January 1, 2002 to December 31, 2002 are as follows:

	Statutory common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2002	287,808,101	143,904,051	431,712,152
Additions	100,393,485	50,237,710	150,631,195
At December 31, 2002	388,201,586	194,141,761	582,343,347

The statutory common reserve fund can be used to make good the losses incurred in previous years, expand the business scale of the Company or convert it into share capital. The statutory common welfare fund can be used for the welfare of the staff of the Company.

32. CASH DIVIDEND PROPOSED AFTER THE BALANCE SHEET DATE

	2003 RMB	2002 RMB
At January 1 (Re-stated, refer to note 3)	**298,480,000**	287,000,000
Less: Transferred to dividends payable	**298,480,000**	287,000,000
Add: Cash dividend proposed after the balance sheet date (Note)	**470,680,000**	298,480,000
At December 31	**470,680,000**	298,480,000

Note: Pursuant to the relevant regulations, companies that issue H shares should appropriate dividend based on profit available for appropriation listed on the audited financial statements prepared under accounting standards in the PRC or International Financial Reporting Standards ("IFRS"), whichever is the lesser.

According to the minute of Board of Directors dated April 16, 2004, final dividend of RMB1.14 and special dividend of RMB0.5 per ten shares, i.e. RMB1.64 per ten shares in all for year 2003, is proposed based on the total issued shares of 2,870,000,000 (each share with a par value of RMB1). The declaration and payment of the final dividend are subject to the approval of the shareholders' meeting of the Company.

33. UNAPPROPRIATED PROFITS

	2003 RMB	2002 RMB
At January 1	**1,751,708,336**	1,197,704,033
Add: Net profit for the year	**1,105,364,647**	1,003,115,498
Less: Appropriations to:		
Statutory common reserve fund (Note i)	**110,536,465**	100,311,550
Statutory common welfare fund (Note ii)	**55,268,232**	50,155,775
Statutory common reserve fund of the subsidiary (Note iii)	**43,807**	81,935
Statutory common welfare fund of the subsidiary (Note iii)	**43,807**	81,935
Profit available for distribution	**2,691,180,672**	2,050,188,336
Less: Cash dividend proposed after the balance sheet date	**470,680,000**	298,480,000
At December 31	**2,220,500,672**	1,751,708,336

33. UNAPPROPRIATED PROFITS (Continued)

Note i: Appropriations to statutory common reserve fund

Pursuant to the Provision 177 of Company Law and the Company's Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company's registered capital.

Note ii: Appropriations to statutory public welfare fund

Pursuant to the Provision 177 of Company Law and the Company's Article of Association, the Board of Directors proposed to appropriate 5% of current year's net profit as statutory common welfare fund.

Note iii: Appropriations to statutory common reserve fund and statutory common welfare fund of the subsidiary.

Statutory common reserve fund and statutory common welfare fund of the subsidiary are appropriated at the preparation of consolidation financial statements.

34. REVENUE FROM PRINCIPAL OPERATIONS

	2003	2002
	RMB	RMB
Revenue from domestic sales of coal products	**4,918,043,729**	4,008,864,774
Revenue from export sales of coal products	**3,587,417,218**	3,899,061,202
Revenue from railway transportation services	**159,771,257**	147,332,930
	8,665,232,204	8,055,258,906

Total amount of the 5 largest customers	**Percentage in total revenue**
RMB	%
1,670,330,727	19%

The Company exports its coal through China National Coal Industry Import and Export Corporation, Minerals Trading Co., Ltd. and Shanxi Coal Import and Export Group Corporation. Currently, the Company does not have direct export rights, and has to export coals through import and export companies. The final decision on customer selection of the Company's export sales is jointly determined by the Company and the above-mentioned import and export companies. Therefore the amounts of sales made through these import and export companies are excluded from sales of the 5 largest customers.

35. COST OF PRINCIPAL OPERATIONS

	2003 RMB	2002 RMB
Cost of sales of coal products	**3,947,107,054**	3,540,520,892
Cost of the railway transportation services	**67,589,146**	52,990,246
	4,014,696,200	3,593,511,138

Analysis of cost of sales of coal products is as follows:

	2003 RMB	2002 RMB
Materials	**885,333,208**	744,556,976
Wages	**754,893,943**	663,219,828
Employee welfare	**89,909,331**	82,970,676
Electricity	**275,856,678**	275,828,859
Depreciation	**817,768,904**	794,423,499
Land subsidence, restoration, rehabilitation and environmental costs	**264,158,442**	232,030,188
Repairs	**364,692,980**	340,633,532
Others	**234,819,802**	176,247,388
Subtotal	**3,687,433,288**	3,309,910,946
Wei Jian Fei	**259,673,766**	230,609,946
Total	**3,947,107,054**	3,540,520,892

36. SALES TAXES AND SURCHARGES

	2003 RMB	2002 RMB
Business tax	**5,184,955**	4,419,988
City construction tax	**48,235,735**	63,914,620
Education fee	**20,672,458**	27,426,892
Resource tax	**49,925,052**	44,711,641
	124,018,200	140,473,141

37. PROFITS FROM OTHER OPERATIONS

	2003 RMB	2002 RMB
Sales of raw materials		
– Sales	**626,746,635**	521,801,637
– Cost of sales	**591,550,143**	500,524,833
	35,196,492	21,276,804
Others		
– Income	**28,348,624**	62,888,946
– Cost	**20,524,780**	54,012,529
	7,823,844	8,876,417
	43,020,336	30,153,221

38. OPERATING EXPENSES

	2003 RMB	2002 RMB
Selling expense of domestic sales of coal products	**503,228,749**	525,997,969
Selling expense of export sales of coal products	**1,089,065,698**	1,032,416,088
Others	**66,780,344**	89,033,211
	1,659,074,791	1,647,447,268

39. FINANCIAL EXPENSES

	2003 RMB	2002 RMB
Interest expenses	**53,682,000**	75,737,500
Less: interest income	**13,631,237**	28,736,909
Others	**1,319,656**	2,560,585
	41,370,419	49,561,176

Notes to the Financial Statements (under PRC GAAP) (Cont'd)

For the year ended December 31, 2003

40. INVESTMENT INCOME

	2003 RMB	2002 RMB
Short-term investment income		
– Interest income from designated deposit	**4,183,333**	–
– Gains on debt investment	**1,423,858**	3,687,968
Long-term investment income		
– Profits declared by invested under cost method	**4,809,780**	–
	10,416,971	3,687,968

41. SUBSIDY INCOME

The amount represents subsidies granted to the Company on its export sales received during the year.

42. NON-OPERATING INCOME

	2003 RMB	2002 RMB
Gain on disposal of fixed assets	**13,050,762**	8,203,377
Others	**4,290,828**	370,389
	17,341,590	8,573,766

43. NON-OPERATING EXPENSES

	2003 RMB	2002 RMB
Loss on disposal of fixed assets	**6,179,251**	9,296,739
Donations	**338,570**	528,060
Fines	**1,664,874**	2,933,795
Others	**14,587,773**	9,085,587
	22,770,468	21,844,181

44. INCOME TAXES

	2003 RMB	2002 RMB
Income tax of the Company	**586,884,118**	523,566,759
Income tax of the subsidiary	**891,453**	967,462
	587,775,571	524,534,221

45. OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

	2003 RMB
Other operating income	**655,095,259**
Interest income	**13,631,237**
Others	**222,665,956**
Total	**891,392,452**

46. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	2003 RMB
Cash payments for operating expenses and administrative expenses	**2,021,384,952**
Other operating expenses	**612,074,923**
Others	**29,856,749**
Total	**2,663,316,624**

47. ACQUISITION OF SUBSIDIARY

On April 18, 2003, the Company entered into an Equity Transfer Agreement with the original shareholders of Shangdong Yanmei Shipping Co. Ltd., i.e. Nantun Coal Mining Labor Service Company, Nantun Coal Mining Labors' Union and 45 personal shareholders, to acquire 80% equity interest of Yanmei Shipping. On December 30, 2003, the Company entered into another Equity Transfer Agreement with the other investor of Yanmei Shipping to acquire its 12% equity interest of Yanmei Shipping. By the forsaid two acquisitions, the Company obtained 92% equity interest of Yanmei Shipping for the aggregate consideration of RMB11,692,000, which has been paid off before the year-end of 2003. The acquisition is completed at December 31, 2003.

The financial position at the date of acquisition is as follows:

	December 31, 2003 RMB
Bank balances and cash	506,371
Notes receivable	600,000
Accounts receivable	134,690
Other receivables	18,070,157
Inventories	1,253,966
Fixed assets	12,551,278
Total assets	33,116,462
Advances from customers	80,000
Taxes payable	1,078,206
Other payables	31,381,765
Total liabilities	32,539,971
Minority interest	46,119
The Company's share of net assets	530,372
Discrepancy on consolidation (See note 16(2))	11,161,512
Total	11,691,884
Consideration:	
Cash	11,691,884
Net cash outflow arising on acquisition of subsidiary:	
Cash consideration	11,691,884
Bank balances and cash of the acquired subsidiary	506,371
	11,185,513

48. CASH AND CASH EQUIVALENTS

	December 31, 2003 RMB	December 31, 2002 RMB
Bank balances and cash	**2,041,293,313**	1,595,933,728
Less: Restricted cash (Note)	**17,521,242**	51,760,596
	2,023,772,071	1,544,173,132

Note: The amount represents the bank deposits pledged to certain banks to secure letters of credit at the balance sheet date.

49. SEGMENT INFORMATION

Item		Coal mining business RMB	Railway transportation business RMB	Inter-segment elimination RMB	Unallocated items RMB	Total RMB
1.	Operating revenue					
	External	8,505,460,947	159,771,257	–	–	8,665,232,204
	Inter-segment	–	400,048,342	(400,048,342)	–	–
	Total	8,505,460,947	559,819,599	(400,048,342)	–	8,665,232,204
2.	Cost of sales					
	External	3,947,107,054	67,589,146	–	–	4,014,696,200
	Inter-segment	–	173,137,712	(173,137,712)	–	–
	Total	3,947,107,054	240,726,858	(173,137,712)	–	4,014,696,200
3.	Total operating expenses	2,834,944,673	74,051,914	(226,910,630)	287,970,322	2,970,056,279
4.	Total operating profits	1,723,409,220	245,040,827	–	(287,970,322)	1,680,479,725
5.	Total assets	10,558,108,879	1,115,527,628	–	2,264,961,651	13,938,598,158
6.	Total liabilities	1,889,232,684	11,929,412	–	1,010,085,525	2,911,247,621

50. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The followings are related parties where a control relationship exists:

Name of related parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	40 Fu Shan Road, Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai
Zhongyan Trade	No.1 Industrial Zone, Qingdao Free Trade Zone	International trade	Subsidiary	Limited company	Shao Hua Zhen
Yanmei Shipping	Shiqiao town Rencheng district, Jining	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun

(2) For the related parties where a control relationship exists, the registered capital and the changes therein are as follows:

	January 1 and December 31, 2003
	RMB
Yankuang Group	3,090,336,000
Zhongyan Trade	2,100,000
Yanmei Shipping	5,500,000

(3) For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	January 1, 2003		Addition		December 31, 2003	
	RMB	%	RMB	%	RMB	%
Yankuang Group	3,090,336,000	58.19	–	–	3,090,336,000	58.19
Zhongyan Trade	1,100,000	52.38	–	–	1,100,000	52.38
Yanmei Shipping (Note)	–	–	5,060,000	92.00	5,060,000	92.00

Note: Yanmei Shipping was acquired by the Company on December 31, 2003. Prior to December 31, 2003, Yanmei Shipping and the Company, which were related parties, have common key management members. The transactions for the year from January 1, 2003 to December 31, 2003 have been disclosed in note 50(4)(d) and (g/5) as related party transactions. All significant balances between the Company and Yanmei shipping are eliminated on consolidation.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year:

(a) The transactions after acquisition date between the Company and the subsidiaries which the Company can exercise control over and whose financial statements are included in the consolidated financial statements were eliminated.

(b) Acquisition of railway transportation business

On January 1, 2002, the Company acquired from Yankuang Group the assets of the special purpose coal railway transportation business ("Railway Assets") at the consideration of approximately RMB1,242,590,000 according to "Railway Assets Acquisition Agreement" signed with Yankuang Group. When the Railway Assets' actual volume reaches the targets quoted in the agreement, the additional payment would be as follows:

A. If the Railway Assets' actual transportation volume reaches 25,000,000 tonnes for the year ended December 31, 2002, the Company will pay an extra RMB40,000,000;

B. If the Railway Assets' actual transportation volume reaches 28,000,000 tonnes for the year ended December 31, 2003, the Company will pay an extra RMB40,000,000;

C. If the Railway Assets' actual transportation volume reaches 30,000,000 tonnes for the year ended December 31, 2004, the Company will pay an extra RMB40,000,000.

The total consideration for acquiring Railway Assets should be paid in cash in the following five instalments:

1) The amount of RMB1,159,560,000 has been paid by the Company to Yankuang Group at acquisition date;

2) The remaining balance of RMB83,030,000 has been paid before June 30, 2002;

3) The amount of RMB40,000,000 as mentioned in term A should be paid before June 30, 2003;

4) The amount of RMB40,000,000 as mentioned in term B should be paid before June 30, 2004;

5) The amount of RMB40,000,000 as mentioned in term C should be paid before June 30, 2005.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year (Continued):

(b) Acquisition of railway transportation business (Continued)

The Company had paid off the above consideration of RMB1,242,590,000 at acquisition date. In addition, the Railway Assets' actual capacity reached approximately 25,000,000 tonnes and 28,000,000 tonnes for the year ended December 31, 2002 and 2003 respectively, an extra RMB40,000,000 and RMB40,000,000 were paid to Yankuang Group according to the agreement mentioned in term A and B.

The consideration for the acquisition is determined according to revaluated price.

(c) Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the "Agreement for Acquisition of Jining III" signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By December 31, 2003, the Company had paid RMB2,490,644,000 to Yankuang Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB39,744,000. Included in the above payment, RMB13,248,000 was paid in current year for acquisition of the mining rights.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the forth instalment before December 31, 2004.

The consideration for the acquisition is determined according to revaluation price.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year (Continued):

(d) Sales and purchases

	2003 RMB'000	2002 RMB'000
Sales and service provided		
Sales of coal – Yanmei Shipping	**77,155**	37,693
– Yankuang Group	**229,730**	110,403
Subtotal	**306,885**	148,096
Railway transportation services income – Yankuang Group	**66**	496
Public utilities and facilities income – Yankuang Group	**29,000**	5,000
Material and spare parts sales (Note) – Yankuang Group	**472,899**	12,385
	808,850	165,977
Purchases – Yankuang Group	**373,710**	409,117

The price of the above transaction is determined according to market price or negotiated price.

Note: In year 2003, the Company and Yankuang Group signed the Second Supplemental Agreement to Materials and Service Supply Agreement ("Second Supplemental Agreement"). According to the original Material and Service Supply Agreement, the Company procures materials for Yankuang Group for a management fee of 5% of the relevant materials. While according to the Second Supplement Agreement, the Company supplies materials to Yankuang Group at market price in current year.

(e) Construction services

		2003 RMB'000	2002 RMB'000
Mining structure of Jining III	Yankuang Group	**257,593**	–
Harbour works in Sihekou	Yankuang Group	**250,231**	–
		507,824	–

The price of the above transaction is determined at market price.

Notes to the Financial Statements (under PRC GAAP) (Cont'd)

For the year ended December 31, 2003

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year (Continued):

(f) Amount due to or from related parties

Account	Company	December 31, 2003 RMB	December 31, 2002 RMB
Notes receivable	Yankuang Group	**43,298,758**	–
Accounts receivable	Yankuang Group	**10,139,098**	10,491,800
Other receivables (Note)	Yankuang Group	**16,662,382**	54,484,900
Prepayments	Yankuang Group	**3,200,170**	12,125,593
		73,300,408	77,102,293
Notes payable	Yankuang Group	–	7,020,000
Accounts payable	Yankuang Group	**27,111,232**	55,433,118
Advances from customers	Yankuang Group	**66,515,176**	15,355,725
Other payables (Note)	Yankuang Group	**325,162,158**	262,964,418
Long-term payable due within one year (Note 28)	Yankuang Group	**13,247,800**	13,247,800
Long-term payables (Note 28)	Yankuang Group	**79,487,360**	92,735,160
		511,523,726	446,756,221

Note: *Other receivables due from and other payables due to Yankuang Group are interest free and repayable on demand.*

(g) Other transactions

(1) Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the year of 2003 and 2002 are RMB458,072,000 and RMB437,677,000, respectively.

50. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(4) Significant transactions entered with the Company and above-mentioned related parties in current year (Continued):

(g) Other transactions (Continued)

(2) Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiary of Yankuang Group provided the following services and charged related service fees during the year:

	2003	2002
	RMB'000	RMB'000
Electricity	**284,786**	–
Repairs and maintenance	**225,408**	239,297
Technical support and training fee	**15,130**	15,130
Mining rights fees	**12,980**	12,980
Public utilities expenses	**380**	1,350
Road transportation fee	**17,216**	33,208
Gases and eructate expenses	**10,800**	11,970
Buildings management fee	**37,200**	37,200
Children tuition fee	**16,600**	16,600
Others	**15,530**	17,330
Total	**636,030**	385,065

(3) Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the year of 2003 and 2002 are RMB1,845,645 and RMB1,918,814, respectively.

(4) During the years of 2002 and 2003, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received and other expenses. These payments and receipts made on behalf of the other have been recorded in other payables.

(5) Yanmei Shipping provides transportation service to the Company. Expenditure relating to the transportation service occurred in current year is RMB74,783,103.

51. NOTES TO THE COMPANY'S FINANCIAL STATEMENTS

(1) Long-term equity investments – The Company

		December 31, 2003 RMB	December 31, 2002 RMB
Investments in subsidiaries	(a)	**4,592,496**	4,774,406
Other equity investments	(b)	**31,897,684**	31,897,684
Equity investment difference	(b)	**11,161,512**	–
		47,651,692	36,672,090
Less: Impairment loss on long-term equity investments		–	–
Long-term equity investments – net		**47,651,692**	36,672,090

(a) Details of investments in subsidiary are as follows:

Name of investees	Investment cost			Profit and loss adjustment				Net book value	
	January 1, 2003 RMB	Addition RMB	December 31, 2003 RMB	January 1, 2003 RMB	Addition of equity RMB	Cash dividend for the year RMB	December 31, 2003 RMB	January 1, 2003 RMB	December 31, 2003 RMB
Zhongyan Trade	2,709,903	-	2,709,903	2,064,503	574,258	(1,286,540)	1,352,221	4,774,406	4,062,124
Yanmei Shipping	-	530,372	530,372	-	-	-	-	-	530,372
	2,709,903	530,372	3,240,275	2,064,503	574,258	(1,286,540)	1,352,221	4,744,406	4,592,496

(b) For details of other equity investments and equity investment difference, see note 16.

(2) Investment income – The Company

	2003 RMB	2002 RMB
Short-term investment income		
– Interest income from designated deposit	**4,183,333**	–
– Gains on debt investment	**1,423,858**	3,687,968
Long-term investment income		
– Share of investee's profit recognized under equity method	**574,258**	3,371,130
– Profits declared by investee under cost method	**4,809,780**	–
	10,991,229	7,059,098

51. NOTES TO THE COMPANY'S FINANCIAL STATEMENTS (Continued)

(3) Cash and cash equivalents – The Company

	December 31, 2003 RMB	December 31, 2002 RMB
Bank balances and cash	**2,039,188,498**	1,592,397,958
Less: Restricted cash (Note)	**17,521,242**	51,760,596
	2,021,667,256	1,540,637,362

Note: At the balance sheet date, the amount represented the bank deposits pledged to certain banks to secure letters of credit.

52. CAPITAL COMMITMENTS

	December 31, 2003 RMB'000	December 31, 2002 RMB'000
Capital expenditure contracted for but not provided in the financial statements in respect of:		
– Purchase of assets	**163,342**	257,382
– Investments (See note 16(1))	**30,137**	30,137
	193,479	287,519

53. SUBSEQUENT EVENTS

The Company adopts the method of "Exemption, counteract and refund" for calculating of the VAT refund on export sales of coal products. The rates of VAT payment and refund are both 13%. Pursuant to the "Notice on The Adjustment of Export Refund Rate" (Caishui [2003] No.222), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, major tax refund rate of coal exported by the Company will be reduced from 13% to 11% from January 1, 2004, which has an impact on profit from export sales.

Supplement (under PRC GAAP)

For the year ended December 31, 2003

1. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The financial statements are prepared in accordance with PRC GAAP, which differs from that under IFRS. For the year ended December 31, 2003, under PRC GAAP net profit is 1,105,365 (RMB'000) and shareholders' equity is 11,023,611 (RMB'000). The summary of differences of net profit and shareholder's equity between PRC GAAP and IFRS in this year are as follows:

	Net profit for the year RMB'000	Net assets at December 31, 2003 RMB'000
As per the financial statements prepared under PRC GAAP	1,105,365	11,023,611
Adjustments under IFRS:		
– Reversal of Wei Jian Fei	259,674	–
– Deferred tax effect	65	88,872
– Release of negative goodwill to income	27,620	82,860
– Deemed interest expenses	(5,261)	(104,812)
– Others	(777)	(7,292)
As per financial statements prepared under IFRS	1,386,686	11,083,239

2. RETURN ON SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

Profit for the reporting period	Return on shareholders' equity %		Earnings per share RMB	
	Diluted	Weighted average	Diluted	Weighted average
Income from principal operations	41.06	43.15	1.58	1.58
Operating profits	15.24	16.02	0.59	0.59
Net profit	10.03	10.54	0.39	0.39
Net profit excluding extraordinary gain (loss)	9.98	10.49	0.38	0.38

Note: Net profit excluding extraordinary gain (loss)

	2003 RMB
Net profit	**1,105,364,647**
Add: Non-operating expenses	**22,770,468**
Less: Non-operating income	**17,341,590**
Subsidy income	**8,194,472**
Interest on designated deposit	**4,183,333**
Add: Tax effect on extraordinary gain (loss)	**2,115,503**
Net profit excluding extraordinary gain (loss):	**1,100,531,223**

3. LIST OF PROVISION FOR IMPAIRMENT LOSS ON ASSETS

Unit: RMB Yuan

	Item	2003.1.1 The Group	2003.1.1 The Company	Provision The Group	Provision The Company	Reversal The Group	Reversal The Company	Other transfer out The Group	Other transfer out The Company	2003.12.31 The Group	2003.12.31 The Company
1.	Total provision for bad debts	79,622,273	79,622,273	80,271,568	80,271,568	-	-	(46,581,701)	(46,581,701)	113,312,140	113,312,140
	- Accounts receivable	76,083,402	76,083,402	71,124,922	71,124,922	-	-	(46,581,701)	(46,581,701)	100,626,623	100,626,623
	- Other receivables	3,538,871	3,538,871	9,146,646	9,146,646	-	-	-	-	12,685,517	12,685,517
2.	Total provision for loss on current investment	-	-	-	-	-	-	-	-	-	-
	- Bond investment	-	-	-	-	-	-	-	-	-	-
3.	Total provision for loss on inventory	-	-	-	-	-	-	-	-	-	-
	- Raw material	-	-	-	-	-	-	-	-	-	-
	- Finished goods	-	-	-	-	-	-	-	-	-	-
4.	Total provision for loss on long-term investment	-	-	-	-	-	-	-	-	-	-
	- Long-term equity investment	-	-	-	-	-	-	-	-	-	-
5.	Total provision for loss on fixed assets	-	-	-	-	-	-	-	-	-	-
	- Buildings	-	-	-	-	-	-	-	-	-	-
	- Mining structure	-	-	-	-	-	-	-	-	-	-
	- Railway structure	-	-	-	-	-	-	-	-	-	-
	- Habour works and craft	-	-	-	-	-	-	-	-	-	-
	- Plant, machinery and equipment	-	-	-	-	-	-	-	-	-	-
	- Transportation equipment	-	-	-	-	-	-	-	-	-	-
6.	Total provision for loss on intangible assets	-	-	-	-	-	-	-	-	-	-
	- Land use rights	-	-	-	-	-	-	-	-	-	-
	- Mining rights	-	-	-	-	-	-	-	-	-	-
	- Goodwill	-	-	-	-	-	-	-	-	-	-
7.	Provision for loss on fixed assets under construction	-	-	-	-	-	-	-	-	-	-
8.	Provision for loss on designated deposit	-	-	-	-	-	-	-	-	-	-

4. ANALYSIS OF ITEMS WHICH FLUCTUATED OVER 30% (INCLUDING 30%), AND ACCOUNTING FOR 5% (INCLUDING 5%) OF THE TOTAL ASSETS ON THE BALANCE SHEET DATE OR 10% (INCLUDING 10%) OF THE TOTAL PROFITS FOR THE REPORTING YEAR:

Unit: RMB Yuan

	December 31, 2003		December 31, 2002		
Items in balance sheet	**Amount**	**Percentage in total assets**	**Amount**	**Fluctuation**	**Reason**
Notes receivable	700,388,322	5%	239,974,223	192%	Note 1

Note 1: In 2003, as the Company strengthened the management of bank balances and cash, the bank balances and cash is plenty with higher utilization efficiency. As a result, no notes receivable has been discounted.

Unit: RMB Yuan

Items in statement of income and profits appropriation	**2003 Amount**	**Percentage in total profits**	**2002 Amount**	**Fluctuation**	**Reason**
Cash dividend proposed after the balance sheet date	470,680,000	28%	298,480,000	58%	Note 2

Note 2: As a return for the extended and continuous support from the shareholders to the Company, the Company proposed an extra cash dividend of year 2003 to the shareholders, besides the normal dividends appropriated under the persistent dividend policy.

Corporate Information

Registered Name	兗州煤業股份有限公司
English Name	Yanzhou Coal Mining Company Limited
Registered Address	40 Fushan Road Zoucheng Shandong Province 273500 PRC
Place of Business in Hong Kong	Rooms 805-808 Alexandra House 16-20 Chater Road Hong Kong Tel: (852) 2136 6185 Fax: (852) 2136 6068 Contact Person: Tam Po Ying
Company Secretary	Chen Guangshui
Authorized Representatives	Yang Jiachun Chen Guangshui
Auditors	
International:	Deloitte Touche Tohmatsu Certified Public Accountants 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Domestic:	Deloitte Touche Tohmatsu Certified Public Accountants Ltd. Certified Public Accountants in the PRC (excluding Hong Kong) 30th Floor, Bund Center 222 Yan'an Road East Shanghai 200002 PRC
Legal Advisors	
As to Hong kong law and United States law:	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Hong Kong
As to PRC law:	King & Wood Level 30, North Office Tower Beijing Kerry Center 1 Guanghua Road, Chaoyang District Beijing 100020 PRC

Corporate Information (Cont'd)

Principal Bankers

The Industrial & Commercial Bank of China
Zoucheng Branch
Tie Xi Office
51 Fushan Road
Zoucheng
Shandong Province 273500
PRC

China Construction Bank
Yanzhou Coal Mining District Special Branch
6 Kuangjian Road
Zoucheng
Shandong Province 273500
PRC

Bank of China
Zoucheng Branch
205 Pingyang Road
Zoucheng
Shandong Province 273500
PRC

Hong Kong Share Registrar

Hong Kong Registrars Limited
Rooms 1901-1905
19th Floor, Hopewell Center
183 Queen's Road East
Hong Kong

Shanghai Share Registrar

China Securities Depository and Clearing Corporation Limited
Shanghai Branch
166 Lujiazui East Road
Pudong
Shanghai
PRC

Depositary

The Bank of New York
American Depositary Receipts Division
101 Barclay Street
22W, New York, NY 10286
USA

Places of listing

H shares:	The Stock Exchange of Hong Kong Limited Stock Code:1171
ADSs:	The New York Stock Exchange, Inc. Tick Symbol:YZC
A shares:	The Shanghai Securities Exchanges Stock Abbreviation: Yanzhou Mei Ye Stock Code: 600188

Publications:

As required by the United States securities laws, the Company will file an annual report on from 20-F with the United States Securities and Exchange Commission on or before 30th June, 2004. Copies of the annual report as well as the Form 20-F, once filed, will be available at:

The PRC:	Yanzhou Coal Mining Company Limited Office of the Secretary of the Board of Directors 40 Fushan Road Zoucheng Shangdong Province 273500 PRC Tel: (86-537) 538-2319 Fax: (86-537) 538-3311 Website: http://www.yanzhoucoal.com.cn e-mail: yzc@yanzhoucoal.com.cn
Hong Kong/Outside PRC	iPR AISA LTD Rooms 805-808 Alexandra House 16-20 Chater Road Hong Kong Tel: (852) 2136 6185 Fax: (852) 2136 6068

Appendix

Raw coal output of the Company's coal mines ***(10 thousands tonnes)***


1,200
1,000
800
600
400
200
0
490
365
468
661
709
702
616
636
726
714
809
818
411
522
605
511
803
1,008
Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
2001
2002
2003

Share price graph of the Company ***(2000 to 2003)***


5
4
3
2
1
0
00/1
00/7
01/1
01/7
02/1
02/7
03/1
03/7
The Company (HKD/share)
H-shares Index (point)
BJ price (USD/tonne)
HangSeng Index (point)

兖州煤业股份有限公司
Yanzhou Coal Mining Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)